Filed pursuant to Rule 424(b)(4)

Registration No. 333-239800

6,000,000 Ordinary Shares

Baosheng Media Group Holdings Limited

This is an initial public offering of our ordinary shares. We are offering on a firm commitment basis our ordinary shares, par value $0.0005 per share (“Ordinary Shares”). Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of our Ordinary Shares is $5.00 per Ordinary Share. Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “BAOS.”

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 8 of this prospectus for more information.

	Per Share	Total
Initial public offering price(1)	$5.00	$30,000,000
Underwriter’s discounts(2)	$0.35	$2,100,000
Proceeds to our company before expenses(3)	$4.65	$27,900,000

(1)	Initial public offering price per share is $5.00 per share.

(2)	We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriters.

(3)	We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $868,529, exclusive of the above discounts. In addition, we will issue to the Representative warrants to purchase a number of Ordinary Shares equal to an aggregate of 6% of the Ordinary Shares sold in this offering (not including any Ordinary Shares sold as a result of the exercise by the Representative of the over-allotment option) at a per share price equal to 110% of the public offering price. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares in this offering if any such Ordinary Shares are taken. We have granted the Representative an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Representative exercises the option in full and based on our offering price of $5.00 per Ordinary Share, the total gross proceeds to us, before underwriting discounts and expenses, will be $34,500,000 and the total underwing discounts payable will be $2,415,000.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about February 10, 2021.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 8, 2021.

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Ordinary Shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until March 5, 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as Sogou (搜狗), sm.cn (神马), BoBo Video (波波视频), and Kuaishou Video (快手视频), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

Relying on our management’s extensive industry experience, deep industry insights and well-established network of media resources, we have grown rapidly from a start-up online marketing agency founded in 2014 to a multi-channel online marketing solution provider. According to the Frost and Sullivan Report, we ranked, in terms of gross revenue, the fifth among independent online advertising service providers in China in 2018 with a market share of 0.21%, and fourth among independent online advertising service providers by gross revenue generated through searching engine ads with a market share of 0.41%.

Our business value chain. As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

●	Value to advertisers: As an online marketing service provider, we connect advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procuring ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process.

●	Value to media: As an authorized agency of media, we create value to media businesses in several ways, including, but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising.

Our advertising services. We offer two types of advertising services, search engine marketing (“SEM”) services, and Non-SEM services. Our SEM services include the deployment of ranked search ads and other display search ads offered by search engine operators. Our Non-SEM services, on the other hand, include social media marketing, in-feed advertising, and mobile app advertising through deploying ads on media such as social media platforms, short-video platforms, news portals and mobile apps. The display forms of our Non-SEM ads include in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

Set forth below is a summary of the relevant ad formats, the corresponding pricing models generally adopted by media and our revenue model:

Type	Description	Media’s principal pricing model	Our principal revenue model
SEM Services
Search ads	Search ads are normally located at the top, or on the side of the search results page, or the related products of the search engine operators.	Auction-based ads: mainly cost per click (“CPC”) Non-auction-based ads: mainly cost per time (“CPT”)	Rebates and incentives
Non-SEM services
In-feed ads	In-feed ads are advertisements that match the format, appearance and function of the platform upon which they appear, typically placed on short video sharing, social media and newsfeed platforms.	Mainly cost per mile (“CPM”), CPC	Rebates and incentives
Mobile app ads	Mobile app ads are displayed in apps with various formats such as banner ads, button ads, open screen ads, and interstitial ads.	Mainly CPT, cost per acquisition (“CPA”)	Net fees; rebates and incentives
Social media ads	Social media ads take the form of contents appearing in the designated blogs or social media accounts with suitable target audience.	Mainly CPT	Net fees

We have successfully implemented our business model, and our business experienced substantial growth from our inception to December 31, 2019. Our gross billing has grown from $150.6 million in 2018 to $202.7 million in 2019, representing an increase of 35%. Our gross billing decreased from $80.8 million for the six months ended June 30, 2019 to $80.0 million for the six months ended June 30, 2020. In the meantime, the media costs have increased from $134.4 million in 2018 to $184.9 million in 2019, representing an increase of 37.6%. and from $69.9 million for the six months ended June 30, 2019 to $70.2 million for the six months ended June 30, 2020, representing an increase of 0.4%. Our revenue on a net basis (i.e. difference between gross billing and media costs) has also increased, in tandem with the growth of our advertiser base and their advertising spend, from $16.2 million in 2018 to $17.8 million in 2019, representing an increase of 10.5%, and decreased from $11.0 million for the six months ended June 30, 2019 to $9.8 million for the six months ended June 30, 2020, representing a decrease of 10.6%. See “Summary Consolidated Financial and Operating Data”.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

•	capacity of offering multi-channel online marketing solutions;

•	solid advertiser base spanning a wide range of industries;

•	capability of offering optimization services of various ad formats; and

•	experienced and visionary management.

Our Growth Strategies

Our goal is to provide better services to our advertiser clients and ultimately become one of China’s leading online advertising service providers. Accomplishing this goal requires the successful implementation of the following strategies:

•	expanding our business scale and securing authorized agency status of additional media;

•	building our own network of KOLs to further develop our social marketing services; and

•	expanding our manpower and talent pool to support our pursuit of business growth.

Our Challenges

Our ability to execute our strategies and realize our vision is subject to risks and uncertainties, including:

•	our ability to maintain our relationships with our business stakeholders, mainly advertisers and media;

•	our ability to develop and apply our technologies to support and expand our product and service offerings;

•	our ability to generate and maintain sufficient net cash inflows from operating activities;

•	our ability to attract new customers, retain existing customers and expand our customer relationships;

•	our ability to compete effectively in the online advertising service industry;

•	our ability to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising service industry;

•	our ability to comply with the relevant laws and regulations in China; and

•	our ability to protect our intellectual property and proprietary rights.

Our History and Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of 6,000,000 Ordinary Shares being offered, assuming the Representative does not exercise its over-allotment option. For more detail on our corporate history, please refer to “Corporate History and Structure”.

Notes:
	1.	“EJAM Group” represents EJAM Group Co., Ltd., a joint stock company established in the PRC with limited liability on November 23, 2010, whose shares are quoted on the National Equities Exchange and Quotations (全国中小企业股份转让系统) (stock code: 834498), and is a financial investor of our Company and one of our pre-IPO investors.

	2.	“EJAM International” represents EJAM International Limited, a company incorporated in Hong Kong with limited liability in November 2015 and is a direct wholly owned subsidiary of EJAM Group.

	3.	“Pubang Landscape” represents Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (stock code: 002663.SZ), and is a financial investor of our Company and one of our pre-IPO investors.

	4.	“Pubang Hong Kong” represents Pubang Landscape Architecture (HK) Co., Ltd., a company incorporated in Hong Kong with limited liability in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape.

	5.	“CYY Holdings” represents CYY Holdings Limited, a business company incorporated in the BVI with limited liability in November 2013 and is wholly owned by Mr. Yick Yan Chan.

Our Corporate Information

Our principal executive office is located at Room 901, Block B, Jinqiu International Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China. Our phone number is +86-010-82088021. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, and the phone number of our registered office is +1-345-949-8599.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at http://www.bsacme.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, occurred, if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries;

●	“An Rui Tai BVI”, are to AnRuiTai Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

●	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI (as defined below) business company incorporated with limited liability under the laws of the BVI;

●	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Baosheng Hong Kong” are to Baosheng Group’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

●	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

●	“Beijing Baosheng” or “WFOE” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Deng Guan BVI” are to Deng Guan Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is wholly owned by Mr. Hui Yu;

●	“EJAM BVI” are to EJAM New Media Holdings Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is a direct wholly owned subsidiary of EJAM International (as defined below);

●	“Etone Investment” are to Etone Investment Development Limited, a BVI business company incorporated in the BVI with limited liability in May 2016 and is wholly owned by Mr. Baotian Guo;

●	“Everlasting Innovation” are to Everlasting Innovation Development Limited, a business company incorporated in the BVI with limited liability in July 2018 and is wholly owned by Mr. Kei Ming Wang;

●	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“Kashi Baosheng” are to Kashi Baosheng Information Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Chan through CYY Holdings;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0005 per share; and

●	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes:

●	the filing and effectiveness of our amended and restated memorandum and articles of associations, which will occur immediately prior to the completion of this offering; and

●	no exercise by the Representative of its over-allotment option.

Our business is conducted by Beijing Baosheng, our wholly owned subsidiary in the PRC, and its subsidiaries, using Chinese Yuan (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Glossary of Technical Terms

This glossary contains explanations of certain terms used in this prospectus. Unless we indicate otherwise, references in this prospectus to:

●	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

●	“ad” are to an advertisement;

●	“audiences” are to the recipients of information (including advertisements);

●	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Business” in this prospectus for more information on our authorized agency status with media.

●	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

●	“in-feed ad” are to a form of ads that are typically placed in article and content feeds and mimic the surrounding site design and aesthetics so that the articles or content feeds are mixed with the in-feed ads providing the audience an uninterrupted content flow;

●	“KOL marketing” are to a form of marketing activities by which a brand, advertising agency or media works with individuals, also known as key opinion leaders, or KOLs, to drive brand messages to meet strategic goals;

●	“key opinion leaders” or “KOL” are to individuals deemed to have the potential to create engagement, drive conversation or sell products or services with the intended target audience. These individuals can range from being celebrities to more micro-targeted professional or nonprofessional “peers”;

●	“mobile app ad” are to a form of ads which are served on apps in various formats such as display ads and video ads, and for the purpose of this prospectus excluding in-feed ads;

●	“mobile app” are to a computer program or software application designed to run on a mobile device such as phone, tablet, or watch;

●	“social media marketing” are to the use of social media platforms and websites to promote a product or service, including the distribution of KOL content which may be framed as testimonial advertising where they play the role of a potential buyer themselves, or they may be third parties;

●	“ad currency unit” are to a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory;

●	“CPA” are to cost per acquisition, an online advertising pricing model where the advertiser pays for a specified acquisition;

●	“CPC” are to cost per click, an online advertising pricing model where an advertiser pays a media (typically a search engine, website owner, or a network of websites) when the ad is clicked;

●	“CPM” are to cost per mille, an online advertising pricing model where an advertiser pays for one thousand views or clicks of an advertisement;

●	“CPP” are to cost per post, an online advertising pricing model where an advertiser pays for each posting of contents, usually by a KOL;

●	“CPT” are to cost per time, an online advertising pricing model where an advertiser pays for an advertisement to be placed for a set amount of time;

●	“DMP” are to data management platform, a technology platform used for collecting and managing data, mainly for digital marketing purposes;

●	“DSP” are to demand-side platform, a system that allows buyers of digital advertising inventory to manage multiple ad exchange and data exchange accounts through one interface;

●	“gross billing” are to the actual dollar amount of advertising spend of advertisers, net of any rebates and discounts given to those advertisers;

●	“gross media costs” are to the costs paid to media for acquisition of ad inventory without being offset by rebates received from media;

●	“media costs” are to the costs for acquisition of ad inventory or other advertising services from media and other advertising service providers as offset by rebates we receive from the relevant media and advertising service providers (if any);

●	“performance-based advertising” are to a form of advertising in which the purchaser pays only when there are measurable results (e.g., number of purchases, downloads, and registrations);

●	“SEM” are to search engine marketing, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services; and

●	“SSP” are to supply-side platform, a technology platform to enable media owners to manage their ad inventory, fill it with ads, and receive income.

THE OFFERING

Ordinary Shares offered by us	6,000,000 Ordinary Shares

Price per Ordinary Share	$5.00 per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	20,400,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering

26,400,000 Ordinary Shares, assuming no exercise of the Representative’s over-allotment option and excluding 360,000 Ordinary Shares underlying the underwriter warrants.

27,300,000 Ordinary Shares, assuming full exercise of the Representative’s over-allotment option and excluding 360,000 Ordinary Shares underlying the underwriter warrants.

Listing	Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market.

Nasdaq symbol	“BAOS”

Transfer Agent	Transhare Corporation

Representative’s over-allotment option	We have granted the Representative an option for a period of up to 45 days to purchase up to 15% of the Ordinary Shares offered in this offering.

Underwriter Warrants	We have agreed to issue upon the closing of this offering Underwriter Warrants to the Representative exercisable for a period of 5 years from the commencement of sale of the offering entitling them to purchase up to 6% of the number of Ordinary Shares sold in this offering (not including any Ordinary Shares sold as a result of the exercise by the Representative of the over-allotment option) at a per share exercise price equal to 110% of the public offering price.

Use of proceeds	We intend to use the proceeds from this offering for working capital and general corporate purposes, including the expansion of our business. See “Use of Proceeds” on page 45 for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 14 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Lock-up	We, our directors and executive officers, our 5% or greater existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any Ordinary Shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected historical statements of operations for the fiscal years ended December 31, 2019 and 2018, and for the six months ended June 30, 2020 and 2019, and balance sheet data as of December 31, 2019 and 2018 and June 30, 2020, which have been derived from our audited consolidated financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the six months ended June 30,		For the years ended December 31,
	2020	2019	2019	2018
Revenues	$9,801,216	$10,963,654	$17,846,900	$16,156,876
Cost of revenues	(628,663)	(941,896)	(1,855,164)	(1,469,927)
Gross profit	9,172,553	10,021,758	15,991,736	14,686,949

Operating Expenses
Selling and marketing expenses	(141,610)	(211,294)	(411,391)	(450,779)
General and administrative expenses	(3,235,360)	(3,067,370)	(5,129,987)	(4,547,071)
Total Operating Expenses	(3,376,970)	(3,278,664)	(5,541,378)	(4,997,850)

Income from Operations	5,795,583	6,743,094	10,450,358	9,689,099

Interest expense, net	(105,497)	(16,790)	(48,311)	(192,140)
Subsidy income	589,820	39,219	819,755	189,683
Other expenses, net	(1,159)	(4,427)	(65,754)	(187,690)
Income Before Income Taxes	6,278,747	6,761,096	11,156,048	9,498,952

Income tax benefit (expense)	(106,635)	4,699	18,528	(306,042)

Net Income	6,172,112	6,765,795	11,174,576	9,192,910

Other Comprehensive Loss
Foreign currency translation adjustment	(472,332)	(58,570)	(333,548)	(1,371,911)
Comprehensive Income	5,699,780	6,707,225	10,841,028	7,820,999

Weighted average number of ordinary share outstanding
Basic and Diluted	20,400,000	20,106,077	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.30	$0.34	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$-	-	$0.36

Selected Balance Sheet Information:

	June 30, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	$5,233,232	$8,120,622	$1,251,758
Total Current Assets	$77,646,714	$82,408,637	$76,703,859
Total Assets	$79,758,226	$84,801,943	$77,437,870
Total Liabilities	$41,873,952	$52,617,449	$57,892,135
Total Shareholders’ Equity	$37,884,274	$32,184,494	$19,545,735
Total Liabilities and Shareholders’ Equity	$79,758,226	$84,801,943	$77,437,870

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business and Industry

Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

We derive our revenue (i) from rebates and incentives offered by media (or their authorized agencies) for procuring advertisers to place advertisements with them, which are usually calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) from net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incurred on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with our advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies).

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate grossing billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

(i)	Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

(ii)	Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

(iii)	Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by our advertisers, which would not only result in a reduction of our revenue, but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Besides, media (or their authorized agencies) may change the rebate and incentive policies offered to us based on the prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebates offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce. As a result, our results of operations and financial condition could be materially and adversely affected.

Our ability to maintain our advertiser base and attract new advertisers is, to a significant extent, associated with our ability to secure popular and emerging media resources sought after by our advertisers. We believe our authorized agency status with media and the large number of media we work with have helped us attract an increasing number of advertisers and contributed to our continuous growth in revenue and advertiser base during the fiscal years ended December 31, 2019 and 2018. However, there is no assurance that we will be able to maintain such authorized agency status in the future, or that these media will remain popular among our advertisers in the future. The online advertising industry is dynamic. New media and innovative advertising formats are constantly introduced into the market, while existing media may lose market visibility and audience base. If the media with which we have authorized agency status lose their audience popularity or market visibility, or are no longer preferred by our advertisers, or if we fail to secure authorized agency status with new media of emerging popularity or preferred by our advertisers, we may lose our advertiser base and their advertising spend through us. In such event, our business, results of operations, financial condition and future prospects could be materially and adversely affected.

If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media. Further, our main sources of revenue are (i) rebates and incentives from media (or their authorized agencies); and (ii) the net fees we earn from advertisers. Hence, our success depends on our ability to, among other things, develop and maintain relationships with our existing advertisers and media partners and attract new ones.

Relationship with our advertisers

Our advertiser base comprises direct advertisers, as well as third-party advertising agencies which places advertisements for their advertiser clients through us. Leveraging the reputation of our service quality and our status as authorized agency of a number of popular media, the number of advertisers we served grew from 364 in 2018 to 438 in 2019, and from 293 for the six months ended June 30, 2019 to 298 for the six months ended June 30, 2020.

We would usually enter into framework agreements with advertisers who intend to acquire ad inventory through us over a period of time (usually a year or shorter). If we are asked to run a specific advertising campaign for a short period (usually for our social media marketing services), we may enter into one-off agreements with the advertisers. Our contracts with our advertisers generally do not include exclusive obligations to use our services, and our advertisers are generally free to place their ads through other advertising agencies or work with multiple advertising agencies on a specific advertising campaign.

If our relationships with our advertisers deteriorate for any reason (for instance, our advertiser is dissatisfied with the effectiveness of the advertising campaigns run through us), or our advertisers switch to other advertiser because they are offer better terms (such as more competitive rebates and discounts), or if our advertisers reduce their advertising budget to be spent through us, they may reduce or cease using our advertising services.

Hence, we cannot assure you that our advertisers will continue to use our services or that we will be able to replace, in a timely or effective manner, departing advertisers with potential new advertisers. If we fail to retain our existing advertiser base or increase their advertising spend through us, or to provide effective advertising services or pricing structures to attract new advertisers, the demand for our advertising services will not grow and may even decrease, which could materially and adversely affect our revenue and profitability.

Relationship with our media

We have established and maintained relationships with a wide range of media and their authorized agencies as well as agencies of KOLs, which offer our advertisers a diverse choices ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media, such as Sogou (搜狗), sm.cn (神马), BoBo Video (波波视频), and Kuaishou Video (快手视频), to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year, and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

Hence, there is no assurance that we can maintain stable business relationships with any media or their authorized agencies. Further, there is no guarantee that the media will continue to rely on authorized agencies to acquire and serve advertisers. Besides, our relationships with our media could be adversely affected if we cannot meet the target minimum advertising spend stipulated in the relevant agency agreements.

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertisers deflection, and suffer revenue drop. As a result, our business, results of operations, financial condition and prospects might be materially and adversely affected.

Also, our business depends on our media to deliver their advertising services on their platforms (such as search engines, mobile apps and social media platforms), which in turn rely on the performance, reliability and stability of the internet infrastructure and telecommunications systems. Since we rely on the performance of our media to deliver ads for our advertisers, any interruption or failure of their information technology and communications systems may undermine the delivery of our advertising services and cause us to lose advertisers. All in all, any interruption or failure of the internet infrastructure and telecommunications systems could impair our ability to effectively deliver ads and provide our services, and could cause us to lose advertisers, and our business, financial condition and results of operations would be adversely affected.

In addition, we depend on the accuracy and genuineness of advertising performance data and other data provided by media in evaluating the effectiveness of our advertisers’ advertising campaigns and calculating the amount of rebates or incentives that we are entitled to receive from our media. If the advertising performance data or other data provided by media is inaccurate or fraudulent, it may undermine our optimization efforts to achieve better performance for our advertisers’ ads. This could also result in disputes with our advertisers and media, harm to our reputation and loss of our advertisers and media, and adversely affect our business, results of operations and financial condition.

Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

Our gross accounts receivable grew from $60,831,159 as of December 31, 2018 to $57,084,540 as of December 31, 2019, and decreased to $55,184,789 as of June 30, 2020, of which $18,243,473, $16,232,008 and $26,384,859, representing approximately 30.0%, 28.4%, and 48% of our gross accounts receivable, were outstanding for over six months as of the respective period end. As of June 30, 2020, we made bad debt allowance of $4,256,155 against our gross outstanding accounts receivable.

We attributed the substantial growth of our gross accounts receivable during the fiscal years ended December 31, 2019 and 2018, particularly in the fiscal year 2018, partly to the growth in our gross billing (which represented 28.2% of our gross billing of $202,728,074 for the fiscal year 2019 and 40.4% of our gross billing of $150,582,179 for the fiscal year 2018), and the temporary delay and suspension of issuance of tax invoices by the relevant government authority of Horgos since April 2018, rendering us not being able to invoice our advertisers for their advertising spend, and effectively lengthening the actual collection periods of the receivables due from the affected advertisers. See also “— Risks relating to our business and industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of June 30, 2020 and December 31, 2019 and 2018 represented 69.0%, 28.2% and 40.4% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 33.0%, 8.0% and 12.1% of our gross billing for the six months ended June 30, 2020 and fiscal years 2019 and 2018, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, and while the effect of the suspension of tax invoice issuance in Horgos has gradually subsided since the second quarter of 2019, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow, and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash provided by operating activities of $9,364,359 for the fiscal year 2019 and cash used in operating activities of $3,092,900 for the six months ended June 30, 2020. During the six months ended June 30, 2020 and the fiscal years ended December 31, 2019 and 2018, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the six months ended June 30, 2020 and the fiscal years ended December 31, 2019 and 2018, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

All the above have contributed to a temporal mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As we further expand our business, our requirement for business running capital and other payments (such as capital expenditures) will increase. Our operations may not generate sufficient cash flows to meet our operating and capital requirements in the future. Historically we have utilized peer-to-peer and third-party short-term borrowings to supplement our operating cash flow shortage from time to time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing activities”. We cannot assure you that going forward we will be able to reverse back to a net operating cash inflow position, or generate sufficient cash inflow from our operations or obtain adequate debt or equity financing at reasonable costs, or at all, to meet such requirements. If we fail to successfully manage our working capital or acquire adequate funding to finance our expansion, our ability to pay our media and employees and otherwise fund our operations and expansion could be impaired, and our business, financial condition and results of operations may be materially and adversely affected.

Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We substantially commenced developing our online advertising service business since the arrival of Ms. Wenxiu Zhong, our founder, chairperson of the board, and the chief executive officer of our Company, in 2015, and have since seen rapid growth. We expect we will continue to expand as we seek to expand our advertiser and media bases and explore new market opportunities, including establishing our own KOL network. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand and further develop our relationships with advertisers to meet their increasing demands;

●	our ability to maintain our first-tier agency relationships with our key media and further develop agency relationships with popular media of different and emerging media formats;

●	our ability to introduce and manage the development of new services;

●	the continued growth and development of the online advertising industry;

●	our ability to keep up with the technological developments or new business models of the rapidly evolving online advertising industry;

●	our ability to attract and retain qualified and skilled employees;

●	our ability to effectively manage our growth; and

●	our ability to compete effectively with our competitors in the online advertising industry.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition and future prospects.

Certain customers contributed to a significant percentage of our total revenue during the six months ended June 30, 2020 and the fiscal years 2019 and 2018, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the six months ended June 30, 2020 and the fiscal years 2019 and 2018, we derived most of our revenues from a few customers. Our five largest customers in the six months ended June 30, 2020 and the fiscal years 2019 and 2018 accounted for 95.2%, 79.2% and 74.2% of our total revenue, respectively. Sogou, for which we have been an authorized agency since 2016, had been our top customer during the six months ended June 30, 2020 and the fiscal years 2019 and 2018, accounting for 82.9%, 45.6% and 45.3% of our revenue, respectively. Our top five customers during the six months ended June 30, 2020 and the fiscal years 2019 and 2018 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Business — Customers.”

We typically enter into agency agreements (in case of media for which we are authorized agency) and framework agreements with these top customers with a term of one year or shorter, which are subject to renewal after expiry. Any failure to renew these agreements or any termination of such agreements may have a material adverse impact on our results of operations.

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from one or more of these significant customers, or any downward adjustment of the rates of rebates and incentives paid by media (or their authorized agencies), could materially and adversely affect our revenue and profit. Furthermore, if any significant advertiser or media terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable advertiser or media in a timely manner, or at all.

We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

There are numerous companies that specialize in the provision of online advertising services in China. We compete primarily with our competitors and potential competitors for access to quality ad inventory, agency relationships with popular media, and advertiser base. The online advertising industry in China is rapidly evolving. Competition can be increasingly intensive and is expected to increase significantly in the future. Increased competition may result in price reductions for advertising services, decrease in the rates of rebates and incentives offered by media to their authorized agencies, reduced margins and loss of our market share. We compete with other competitors in China primarily on the following bases:

●	brand recognition;

●	quality of services;

●	effectiveness of sales and marketing efforts;

●	creativity in design and contents of ads;

●	optimization capability;

●	pricing, rebate and discount policies;

●	strategic relationships; and

●	hiring and retention of talented staff.

Our existing competitors may in the future achieve greater market acceptance and recognition, secure authorized agency status with increasing number of popular media, and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer services that provide significant performance, price, creative, optimization or other advantages over those offered by us, our business, results of operations and financial condition would be negatively affected.

Our existing and potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, larger advertiser base, greater access to ad inventory, and significantly greater financial, technical and marketing resources.

We also compete with traditional forms of media, such as newspapers, magazines, radio and television broadcast, for advertisers and advertising revenues.

If we fail to compete successfully, we could lose out in procuring advertisers, securing agency relationships with media and acquiring access to ad inventory, which could result in adverse impact to our business, results of operations and prospects. We also cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition could result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

We consider the online advertising industry to be dynamic, as we face constant changes in audiences’ interests, preferences and receptiveness over different ad formats, evolution of the needs of advertisers in response to shifts in their business needs and marketing strategies, as well as innovations in the means on online advertising. On the other hand, information technology and “big-data” are increasingly being utilized in online advertising, as evidenced by the emergence of “data-driven” and programmatic advertising services. Our success therefore depends not only on our ability to offer proper choices of media, deliver effective optimization services, providing creative advertising ideas, but also to adapt to rapidly changing online trends and technologies to enhance the quality of existing services and to develop and introduce new services to address advertisers’ changing demands. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our new services. Any new service or enhancement will need to meet the requirements of our existing advertiser base and potential advertisers and may not achieve significant market acceptance. If we fail to keep pace with changing trends and technologies, continue to offer effective optimization services and creative advertising ideas to the satisfaction of our advertisers, or to introduce successful and well-accepted services for our existing advertiser base and potential advertisers, we could lose our advertisers and our revenue and growth could be adversely affected.

Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

Our capability to plan and optimize advertising campaigns are partly dependent on the availability of data generated by the media concerned based on the ad interaction behavior between such media and their end users. Our access to such data from media is limited by the relevant media’s data policies. Typically we can only access data that are made available by the media to us or their authorized agencies on their back-end platforms. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection. As of the date of this prospectus, our business operations are in material compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the People’s Republic of China, which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Due to the recent development of laws and regulations on data protection and privacy and evolving interpretation of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third-parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that we will be in full compliance with all applicable laws and regulations on data protection and privacy in the future. See “Regulations—Regulations relating to Information Security and Privacy Protection.”

If any of the above happens, we may be unable to provide effective services and may lose our advertisers, and our business, financial condition and results of operations would be adversely affected. Lawsuits or administrative inquiries relating to internet privacy and data collection could also be costly and divert management resources, and the outcome of such lawsuits or inquiries may be uncertain and may harm our business.

The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

As confirmed by our PRC counsel, we have obtained all material licenses, permits or approvals from the regulatory authorities in China that are required for our business undertakings. However, the licensing requirements within the online advertising industry, particularly in China, are constantly evolving and subject to the interpretation of the competent authorities, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions or the changes in the interpretation of the scope of internet culture business. We cannot assure you that we will be able to satisfy such regulatory requirements and we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future, and as a result, our business operations may be materially and adversely affected.

If our advertisers delay in settlement of our accounts  receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

As of June 30, 2020 and December 31, 2019 and 2018, our gross accounts receivable amounted to $55,184,789, $57,084,540 and $60,831,159, respectively. Our gross accounts receivable turnover days were 128 days, 105 days and 114 days in the six months ended June 30, 2020 and the fiscal years 2019 and 2018, respectively.

Our business operations and cash flow are subject to the risk of delay in payment from our advertisers. Our advertisers’ settlement day will generally be affected by their internal policies. Our efforts in strengthening our accounts receivable collection and management may be in vain, and we cannot assure you that we will be able to fully recover the outstanding amounts due from our advertisers, if at all, or that our advertisers will settle the amounts in a timely manner.

In addition, we would get paid from some of our advertisers only after they have been issued the VAT invoices in relation to our services. However, our issuance of VAT invoice has been subject to the control of invoice amount at the Horgos tax bureau in 2018. In April 2018, tax evasion of a Horgos company controlled by a Chinese celebrity was uncovered, and accordingly the Horgos tax bureau decided to conduct tax examinations on all companies incorporated in Horgos and temporarily suspended the issuance of VAT invoices to them. As a result, Horgos Baosheng was affected by this policy since June 2018. Starting from September 2018, Horgos Baosheng was able to issue some of the VAT invoices that were delayed. The suspension and delay of VAT invoice issuance in Horgos have gradually subsided since the fourth quarter of 2018, and we completed the issuance of delayed VAT invoices in February 2019. However, as most of our advertisers had monthly budget on their spending, they were not able to make a one-time payment immediately upon our issuance of VAT invoices to them for their accumulated advertising spend. As a result, the collection period was further extended by three to five months, which attributed to the substantial increase in the balance of gross accounts receivable as of December 31, 2018. Nevertheless, the accounts receivable balance due from the affected advertisers has been received subsequently as of the date of this prospectus, except for $0.5 million of accounts receivable due from one advertiser, Beijing Xingyuan Automobile Information Technology Co., Ltd, being determined to be uncollectible. In 2019, Horgos Baosheng had brought a breach of contract claim against this advertiser, which is still being reviewed. As of December 31, 2018, we fully reserved the accounts balance due from this advertiser; $0.5 million of bad debt provision was recognized accordingly.

However, there can be no assurance that the relevant government authorities will not tighten control of invoice amount in the future. If the Horgos tax bureau tightens or continues to tighten control of invoice amount, we will be unable to issue VAT invoices to our advertisers and recover our gross accounts receivable on a timely basis. As a result, the level of impairment of gross accounts receivable may be adversely affected and our business, financial condition and results of operations may be materially and adversely affected.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensations to third parties, penalties and disruption of our business, which may adversely affect our results of operations and financial performance.

Third parties with which we conduct business with may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights, which could expose us to legal expenses, compensation to third parties, or compensation.

We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputations, and may in turn affect our business, results of operations and financial performance.

Moreover, regulatory penalties or punishments against our business stakeholders (i.e., advertisers and media), even without resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders of ours, and may result in abrupt changes in their business emphasis, such as changes in advertising and/or ad inventory offering strategies, any of which could disrupt our usual course of business with them and result in material negative impact on our business operations, results of operation and financial condition.

We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services.

Under the Advertising Law of the PRC (《中华人民共和国广告法》) (the “Advertising Law”), where an advertising operator provides advertising design, production or agency services with respect to an advertisement when it knows or should have known that the advertisement is false, fraudulent, misleading or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke its business licenses under certain serious circumstances.

Under the Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production or agency services to advertisers for their advertising activities. Since our service involve provision of agency services to advertisers, including helping them identify, engage and convert audiences, and create content catering to their potential audience across different media, we are deemed as an “advertising operator” under the PRC Advertising Law. Therefore, we are required to examine advertising content for which we provide advertising services for compliance with applicable laws, notwithstanding the fact that the advertising content may have been previously published, and that the advertisers also bear liabilities for the content in their advertisements.

In addition, for advertising content relating to certain types of products and services, such as pharmaceuticals and medical procedures, we are expected to confirm that the advertisers have obtained requisite government approvals, including operating qualifications, proof of quality inspection for the advertised products, government pre-approval of the content of the advertisements and filings with the local authorities.

Although we have established internal policies to review the advertising contents before they are distributed to ensure compliance with applicable laws, we cannot ensure that each advertisement for which we provide advertising services complies with all PRC laws and regulations relevant to advertising activities, that supporting documentation provided by our advertisers is authentic or complete, or that we are able to identify and rectify all non-compliances in a timely manner.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information for which we provide agency services. For example, we generally represent and warrant in our contracts with media as to the truthfulness of the advertising content that we place on these media, and agree to indemnify the media for any losses resulting from false, fraudulent, misleading or otherwise illegal advertising content that we place on these media. In the event we are subject to government actions or civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services, our reputation, business and results of operations may be materially and adversely affected.

If we or our media clients sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm or other negative consequences.

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automatic hacks. Experienced computer programmer and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incident s or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the data of our advertisers or our media clients. Further, third parties such as our media, could also be subject to similar risks of security breaches, which are out of our control. If any of our media experiences cyber-attacks and fail to publish advertisements as a result, we may be liable to our advertisers.

Although we take measures to protect sensitive data form unauthorized access, use or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate or address the foregoing security threats and vulnerability before or after a cyber-incident could potentially be significant. Our remediation efforts may not be successful and could result in interruptions or delays of services. As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact our results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

Any negative publicity about us, our services and our management may materially and adversely affect our reputation and business.

We may from time to time receive negative publicity about us, our management or our business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation (including but not limited to those relating to advertising materials which are alleged to be illegal) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence of advertisers and media can also arise for other reasons, including misconduct of our employees or any third-party business partners whom we conduct business with. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, advertising customers, industry partners, and other business partnerships.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demands of our advertisers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of the scale and diversity of operations. We have significantly expanded our headcount and office facilities, and we anticipate that further expansion in terms of advertiser base and media relationships. This expansion increases the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. Our expansion will also require us to maintain the consistency of our service offerings to ensure that our market reputation does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the productivity of a large employee base and recruiting, training and retaining highly skilled personnel, including areas of sales and marketing, advertising concepts, optimization skills, media management and information technology for our growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the online advertising industry in general, particularly in the areas of content dissemination;

●	we may have limited experience for certain new service offerings, and our expansion into these new service offerings may not achieve broad acceptance among advertisers;

●	the technological or operational challenges may arise from the new services;

●	the execution of the future plan will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies are such to factors beyond our control, such as general market conditions, economic and political development in China and globally.

All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. Besides, there is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations and prospects may be materially and adversely affected.

We may not be able to obtain the additional capital we need in a timely manner or on acceptable terms, or at all.

Although we believe that our anticipated cash flows from operating activities, together with cash on hand and short-term or long-term borrowings, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, there is no assurance that further on we would not have needs for additional capital and cash resources for our growth and expansion plan. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that additional financing will be available in amounts or on terms acceptable to us, if at all.

Seasonal fluctuations in advertising activities could have a material impact on our revenues, cash flow and operating results.

Our revenues, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers’ budgets and spending on advertising campaigns. For example, advertising spend tends to rise in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfilment of their annual advertising budgets, which may lead to the increase in our revenues and cash flow. Moreover, advertising inventory in holiday seasons may be more expensive due to increased demand for advertising inventory. While our historical revenues growth may have, to some extent, masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenues, cash flow and operating results from period to period.

If we fail to attract, recruit or retain our key personnel including our executive officers, senior management and key employees, our ongoing operations and growth could be affected.

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We had 13 sales and marketing personnel in total as of the date of this prospectus, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation and competitive edge.

We regard our software copyrights, trademarks, domain names and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. For details, please refer to “Business — Intellectual property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. It may be difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation.

In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, reputation and competitive edge.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis.

If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Our financial condition and liquidity position may be subject to credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.

As of the date of this prospectus, we are a party to a pending and a recently decided material legal proceedings. For details, see “Business — Legal Proceedings.” As a result of the litigations, we may be exposed to a maximum amount of RMB48,074,161 ($6,899,277) in liabilities. Through a guarantee letter dated April 2, 2020, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute (as defined below) and the Contractual Dispute (as defined below), including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses.

There is no assurance that we will be able to successfully enforce the guarantee granted by Ms. Wenxiu Zhong in the event that we incur expenses in relation to the aforementioned two litigations. Our financial condition and liquidity position could be materially and adversely affected if this occurs and, as a result, our business and prospects would be materially and adversely affected.

We may not have sufficient insurance coverage to cover our potential liability or losses and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

We face various risks in connection with our business and may lack adequate insurance coverage or have no relevant insurance coverage. Further, insurance companies in China offer limited business insurance products to online advertising service providers and do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies. We currently do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks and the difficulties associated with acquiring such insurances on commercially reasonable terms render these insurances impractical for our business and purposes. However, any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in the online advertising industry in China with constantly evolving legal and regulatory frameworks. Our operations are subject to various laws and regulations, including but not limited to those related to advertising, employee benefits (such as social insurance and housing funds), taxation, and the use of properties. Consequently, we are subject to risks of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to the completion of this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have identified “material weaknesses” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We plan to implement a number of measures to address the material weaknesses upon consummation of our initial public offering, including but not limited to, engaging experienced accounting staff to assist us in establishing appropriate policies and procedures in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services. In recent years, there have been outbreaks in China and globally, such as the coronavirus disease 2019 (“COVID-19”), H1N1 flu, avian flu and other epidemics. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the national economy in general. Our headquarter is located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing or other cities in our other offices are located, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of the coronavirus in China may have a material adverse effect on our business.

Our business could be materially and adversely affected by health epidemics such as the outbreak of the coronavirus disease 2019 (“COVID-19”) in China. The World Health Organization has declared the COVID-19 outbreak a public health emergency of international concern. As this virus is transmitted between humans, the Chinese government has imposed travel restrictions in certain parts of the country. The development of the COVID-19 outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it difficult to adequately staff our operations.

As a result of the COVID-19 outbreak, we and some of our business partners have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. Gross billing for the six months ended June 30, 2020 amounted to $80.0 million, representing a slight decrease of $0.8 million, or 1%, from $80.8 million for the six months ended June 30, 2019. However, due to the higher media costs incurred, our revenues on a net basis for the six months ended June 30, 2020 decreased by approximately $1.2 million as compared with the same period ended June 30, 2019. In the short term, the COVID-19 pandemic has created uncertainties and risks. With the work resumption within China, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. Based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. The extent to which COVID-19 impacts our results of operations will depend on future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances some actions or omissions may be deemed to be violations of applicable laws and regulations. Risks and uncertainties relating to regulation in China of the internet-related business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations in China may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations in China. Any such disruption in our business operations in China may have a material and adverse effect on our results of operations in China.

●	New laws and regulations may be promulgated in China to regulate internet activities, including digital marketing. If these new laws and regulations are promulgated, additional licenses and/or cost of compliance may be required for our operations. If our operations are not in compliance with these new laws and regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties or restriction on our operations in China.

According to our PRC Counsel, our PRC subsidiaries are not required to obtain any other industry-specific qualification, license or permit, including an ICP license, for carrying out our online advertising service business in China. Given that the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet-related businesses in China, including our business in China, there is no assurance that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There is also no assurance that the PRC government will not classify our business as one requiring an ICP license or other licenses in the future. If new regulations in China classify our business as one requiring an ICP license or other licenses, we may be prevented from operating in China if we are unable to obtain the required licenses. If the change in classification of our business were to be retroactively applied, we might be subject to sanctions, including payment of taxes and fines. Any change in the PRC laws and regulations may therefore significantly disrupt our operations in China and materially and adversely affect our business, results of operations and financial conditions in China.

Since Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng are frozen by court order, we may experience restrictions in exercising our rights as the shareholder of Horgos Baosheng and Kashi Baosheng.

Our subsidiary, Beijing Baosheng, is a party to the Contractual Dispute (as defined on page 103) in Beijing Haidian District People’s Court. See “Business – Legal Proceedings.” At the request of the plaintiff, the court issued a freezing order, pursuant to which Beijing Baosheng’s 100% equity interest in Horgos Baosheng and 100% equity interest in Kashi Baosheng were frozen.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the surrender of matured loans, or other decisions that may impact the value of equity interest of the company. Therefore, Beijing Baosheng’s rights as shareholders of Horgos Baosheng and Kashi Baosheng may be restricted until the Court lifts its order.

As a result of the court order, Beijing Baosheng has experienced restrictions in its industrial and commercial registration.

The industrial and commercial registration of Beijing Baosheng has been restricted as a result of the freezing order. During the restriction period, Beijing Baosheng is not allowed to register with competent authority to execute any change in its equity interests, registered capital, business scope, or legal representative. Therefore, if Beijing Baosheng were to attempt to execute any of the aforementioned changes during the restriction period, such attempts will not be successful, which could adversely affect our business, financial conditions and results of operations.

Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

The PRC government has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the dissemination of information through the Internet that it deems to be in violation of PRC laws and regulations. If any internet content disseminated by us is deemed by the PRC government to violate any content restrictions, we would not be able to continue to disseminate such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations in China. We may also be subject to potential liability for any unlawful actions of our clients or for content we disseminate that is regarded as inappropriate. In September 2018, our income of RMB68.9 ($10.4) was confiscated and we were imposed a fine of RMB200,000 ($30,228) for placing an ad for an advertiser which is considered to be in violation of the Law on the Protection of Heroes and Martyrs of the PRC (《中华人民共和国英雄烈士保护法》).

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it will be subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share the add content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad. Despite our efforts, we cannot assure you that we will be in full compliance with all applicable regulations on information dissemination. In addition, we have no control over and are not informed of the specific review standards applied by the advertisers or the media, and  it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to penalties, fines, suspension of licenses, or revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations.

Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》) (the “Labor Contract Law”), which became effective on July 1, 2013. Pursuant to the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law (《中华人民共和国社会保险法》), employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As of the date of this prospectus, we are in compliance with labor-related laws and regulations in China in material aspects, including those relating to obligations to make social insurance payments and contribute to the housing provident fund. From July 2018 to March 2019, we had not made adequate contributions to social insurance and other employee benefits for our employees. We have recorded accruals for the estimated amount of underpayment in our financial statements. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. We estimate the amount of outstanding contributions from July 2018 to December 2018 to be approximately $112,651, and the penalties in the same period to be approximately $34,640. We estimate the amount of outstanding contributions from January 2019 to March 2019 to be approximately $93,318, and the penalties in the same period to be approximately $22,396.

Ms. Wenxiu Zhong, the chief executive office of our Company, through a guarantee letter dated April 29, 2020, promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by our Company if we are subject to any payment or penalty in relation to our outstanding social insurance contributions from July 2018 to April 2019.

As of the date of this prospectus, we have not received any notice from relevant government authorities or any claim or request from our employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor disputes or investigations, our business, financial condition and results of operations may be adversely affected.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices will not violate PRC labor-related laws and regulations in the future, which may subject us to labor disputes or government investigations. We cannot assure you that we will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident fund. If we are deemed to violate relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to obtain or maintain any preferential tax treatments, or the discontinuation, reduction or delay of any preferential tax treatments available to us in China could adversely affect our results of operations and financial condition.

Under the Enterprise Income Tax Law (《中华人民共和国企业所得税法》) (the “EIT Law”), foreign-invested companies, such as wholly foreign-owned enterprises, and domestic companies, such as our consolidated affiliated entity and its subsidiaries, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy.

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》), and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) (together the “Xinjiang EIT Exemption Policies”), an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and fallen within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (《新疆困难地区重点鼓励发展产业企业所得税优惠目录》) shall be exempted from EIT for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Historically, we have benefited from preferential tax treatments from the PRC government. On the other hand, Horgos Baosheng (established in 2016 in Horgos, Xinjiang), Kashi Baosheng (established in 2018 in Kashi, Xinjiang), and Baosheng Technology (established in 2020 in Horgos, Xinjiang), have all enjoyed EIT tax exemption under the Xinjiang EIT Exemption Policies since 2016, 2018, and 2020, respectively.

Although we have been or are now eligible for the foregoing preferential tax treatments, these preferential tax treatments are subject to uncertainties as to their interpretation, administrative implementation, changes and amendments from time to time, or even suspension and termination by relevant authorities. In particular, we cannot assure you that the Xinjiang EIT Exemption Policies will continue to be applied in such a way that will entitle Horgos Baosheng and Kashi Baosheng to continue to enjoy full EIT exemption in accordance with the existing applicable provisions, or that Horgos Baosheng and Kashi Baosheng will continue to be able to satisfy the qualifications provided for in the Xinjiang EIT Exemption Policies, the failure of which may render us no longer entitle to such EIT exemption. In the fiscal years 2019 and 2018, the effective tax rate for Horgos Baosheng and Kashi Baosheng under the Xinjiang EIT Exemption Policies were 0% and 0%, respectively. Had a standard EIT rate of 25% been applied to us in these two fiscal years, we would have reported net profit of $7.4 million and $6.5 million in the fiscal years 2019 and 2018, respectively, representing a reduction of $3.8 million (or 33.7%) and $2.7 million (or 29.5%) in our net profit, respectively.

Any changes in tax laws, regulations, rules, policies, administrative measures or their interpretation or administrative implementation which are applicable to us, or any change in our EIT exemption or any other preferential tax treatment status we may enjoy, could result in a significant increase in our tax obligations and tax payments, which in turn will have a material and adverse impact on our financial results and financial condition.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be subject to an EIT rate of 25.0% on its global income. In April 2009, the State Administration of Taxation (the “SAT”) promulgated a circular, known as Circular 82, and partially amended by Circular 9 promulgated in January 2014, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50.0% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and amended on 1 June 2015 and 1 October 2016 to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” Bulletin 45 provides for, among other matters, procedures for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with China’s State Administration of Foreign Exchange (“SAFE”).

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, (the “FICMIS”), and registration with other government authorities in China. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in FICMIS, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2013), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident Shareholders to personal liability, may limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, may limit the ability of our PRC subsidiaries to distribute profits to us or may otherwise materially and adversely affect us.

Pursuant to the Circular on relevant issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (the “Circular 37”), which was promulgated by SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Additionally, pursuant to the Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《关于进一步简化和改进直接外汇管理政策的通知》) (the “Circular 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the aforesaid registration shall be directly reviewed and handled by qualified banks in accordance with the Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

As confirmed by our PRC counsel, Ms. Wenxiu Zhong, Mr. Sheng Gong and Mr. Hui Yu have completed the initial foreign exchange registration on January 9, 2019. As it remains unclear how Circular 37 and Circular 13 will be interpreted and implemented, and how or whether SAFE will apply them to us. Therefore, we cannot predict how they will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 and Circular 13 by our PRC resident beneficial holders. In addition, as we have little control over either our present or prospective, direct or indirect Shareholders or the outcome of such registration procedures, we cannot assure you that these Shareholders who are PRC residents will amend or update their registration as required under Circular 37 and Circular 13 in a timely manner or at all. Failure of our present or future shareholders who are PRC residents to comply with Circular 37 and Circular 13 could subject these shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Ordinary Shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10.0% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the Individual Income Tax Law of the PRC (《中华人民共和国个人所得税法》) and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

There is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, any dividends we pay to our Shareholders may be regarded as income derived from sources within China and we may be required to withhold a 10.0% PRC withholding tax for the dividends we pay to our investors who are non-PRC corporate Shareholders, or a 20.0% withholding tax for the dividends we pay to our investors who are non-PRC individual Shareholders, including the holders of our Shares. In addition, our non-PRC Shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our Shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC Shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event that we are considered as a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Shares or on dividends paid to our non-resident investors, the value of your investment in our Shares may be materially and adversely affected. Furthermore, our Shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

On August 8, 2006, six PRC regulatory authorities, including Ministry of Commerce (the “MOFCOM”), the State Assets Supervision and Administration Commission, the SAT, the Administration for Industry and Commerce (the “SAIC”), the China Securities Regulatory Commission (the “CSRC”) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, requires the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our Shareholders or sufficiently protect their interests in a transaction.

The M&A Rules allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on legal and/or financial terms that satisfy our investors and protect our Shareholders’ economic interests.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The SAT released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which became effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%.

SAT subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues concerning the EIT on the Indirect Transfers of Properties by Nonresident Enterprises (《关于非居民企业间接转让财产企业所得税若干问题的公告》) (the “SAT Notice 7”), which became effective on February 3, 2015. SAT Notice 7 abolished the compulsive reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed as a withholding agent with the obligation to withhold and remit the EIT to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test.

On October 17, 2017, the SAT released the Notice on Several Issues concerning the Withholding and Collection of Income Tax of Non-resident Enterprises from the Source (《关于非居民企业所得税源泉扣缴有关问题的公告》) (the “SAT Notice 37”). SAT Notice 37 clarifies: (1) matters concerning the withholding and collection of corporate income tax, and property transfer of non-resident enterprises based on the EIT Law; (2) the currencies required to be used by the withholding agents (when the payments is made in a currency rather than RMB), as well as the time, venue and business for the performance of the withholding and collection obligations; and (3) the abolishment of Circular 698.

There is little guidance and practical experience regarding the application of SAT Notice 7 and SAT Notice 37 and the related SAT notices. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, due to our complex offshore restructuring, we may become at risk of being taxed under SAT Notice 7 and SAT Notice 37 and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Notice 37 or to establish that we should not be taxed under SAT Notice 7 and SAT Notice 37, which could have a material adverse effect on our financial condition and results of operations.

You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

We are an exempted Cayman Islands holding company. In addition, substantially all of our assets and some of the assets of our directors and executive officers are located in the PRC. As a result, investors may not be able to effect service of process upon us or our directors and executive officers.

Further, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by courts of most other jurisdictions. Any final judgment obtained against us in any court other than the courts of the PRC in connection with any legal suit or proceeding arising out of or relating to our securities will be enforced by the courts of the PRC in connection with any legal suit or proceeding arising out of or relating to our securities will be enforced by the courts of the PRC without further review of the merits only if the court of the PRC in which enforcement is sought is satisfied that:

●	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the PRC;

●	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the PRC;

●	if the judgment was rendered by default by the court rendering the judgment, we, or the above mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the PRC; and

●	judgments at the courts of the PRC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

If you fail to establish the foregoing to the satisfaction of the courts in the PRC, you may not be able to enforce a judgment against us rendered by a court in the United States.

Further, pursuant to the Civil Procedures Law of the PRC, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the Civil Procedures Law of the PRC. As a result of the conditions set forth in the Civil Procedures Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in the U.S. dollar, changes in the exchange rate between RMB and the U.S. dollar may affect the value of your investments.

Our business is conducted in the PRC with our books and records maintained in RMB. However, the financial statements that we file with the SEC and provide to our shareholders are presented in the U.S. dollar. Changes in the exchange rate between RMB and the U.S. dollar affect the value of our assets and the results of our operations in the U.S. dollar. The exchange rate between RMB and the U.S. dollar is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in the U.S. dollar, and we will need to convert our proceeds from this offering into RMB in order to use them for our business. Changes in the conversion rate between RMB and the U.S. dollar will affect that amount of proceeds we will have available for our business.

Risks Related to the Offering and our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

Prior to this initial public offering, our Ordinary Shares were not traded on any market. Any active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, diver our management’s attention and resources and harm our business, operating results and financial condition.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $2.54 per share or approximately 50.8% from the offering price of $5.00 per share, and after deducting estimated underwriter fees and discounts and estimated offering expenses payable by us. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares if the shares are successfully listed on Nasdaq or other stock markets, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 20,400,000 shares will be outstanding before the consummation of this offering all of which, except those held by management, are freely tradable. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We cannot assure you that we will declare and distribute any dividends in the future.

Our historical dividend distribution should not be used as a reference or basis to determine the level of dividends that may be declared and paid by us in the future. A decision to declare and pay any dividends would require the recommendations of our board of directors and approval of our shareholders. Under the Articles, our directors have the power to pay interim dividends but only if they are justified by the position of our Company. The decision to pay dividends will be reviewed in light of the factors such as the results of operations, financial condition and position, and other factors deemed relevant. Any distributable profits that are not distributed in any given year may be retained and available for distribution in subsequent years. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. There can be no assurance that we will be able to declare or distribute any dividend. Our future declarations of dividends will be at the absolute discretion of our board of directors. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2019 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. When our Ordinary Shares are listed on the Nasdaq Capital Market, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Stock Market listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the Nasdaq Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the Nasdaq Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our management team lacks experience in managing a U.S.-listed company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The price of the Ordinary Shares and other terms of this offering have been determined by us along with our underwriters.

If you purchase our Ordinary Shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our underwriters. The offering price for our Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Ordinary Shares.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one-third (1/3) of our voting share capital in issue, to requisition a general meeting of our shareholders. Advance notice of at least seven clear days is required for any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We have become a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in the highly-competitive advertising service industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the advertising service industry;

●	the future development and spread of COVID-19; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the advertising service industry in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The advertising service industry may not grow at the rate projected by industry data, or at all. The failure of these industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the advertising service industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel with respect to the laws of the Cayman Islands, and Dentons LLP, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Dentons LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. Dentons LLP has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

Based upon the initial public offering price of $5.00 per Ordinary Share, and assuming the Representative does not exercise its over-allotment option in full, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $27,031,471, or $31,216,471 if the Representative exercises its over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 59.3% for expanding our business scale and securing authorized agency status of additional media;

●	approximately 18.5% for building our own network of KOLs;

●	approximately 12.2% for expanding our manpower and talent pool; and

●	approximately 10.0% for general working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Relating to the Offering and Our Ordinary Shares — We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.”

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of our Ordinary Shares to the depositary, as the registered holder of such Ordinary Shares, and the depositary then will pay such amounts to the holders of our Ordinary Share, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of Share Capital.” Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

●	on an actual basis; and

●

on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of $5.00 per Ordinary Share, after deducting the estimated discounts to the underwriters, and the estimated offering expenses payable by us and assuming no exercise of the Representative’s over-allotment option.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma As adjusted(1)
	Actual	Without Exercise of the Over-allotment Option	Full Exercise of the Over-allotment Option
	US$	US$	US$
Equity
Share capital $0.0005 par value, 100,000,000 Ordinary Shares authorized, 20,400,000 Ordinary Shares issued and outstanding; 26,400,000 Ordinary Shares issued and outstanding, as adjusted	$10,200	13,200	13,650
Additional paid-in capital(2)	3,814,665	30,843,136	35,027,686
Statutory reserve	680,874	680,874	680,874
Retained earnings	35,188,597	35,188,597	35,188,597
Accumulated other comprehensive income	(1,810,062)	(1,810,062)	(1,810,062)
Total equity	$37,884,274	$64,915,745	$69,100,745

Total capitalization	$37,884,274	$64,915,745	$69,100,745

(1)	Reflects the sale of Ordinary Shares in this offering at the initial public offering price of $5.00 per share, this and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, and estimated offering expenses payable by us. (See note 2 below). “Without Exercise of the Over-allotment Option” column does not give effect to shares sold pursuant to the exercise of the over-allotment option, if any. “Full Exercise of the Over-allotment Option” column assumes 900,000 Ordinary Shares are sold pursuant to the exercise of the over-allotment option.

(2)

Reflects the sale of Ordinary Shares in this offering at the assumed initial public offering price of $5.00 per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, and estimated offering expenses payable by us. We expect to receive net proceeds of (a) approximately $27,031,471 in the event the over-allotment option is not exercised ($30,000,000 offering, less underwriting discounts of $2,100,000, reimbursement of the underwriters’ out-of-pocket expenses of $250,000 and other offering expenses of approximately $618,529) or (b) approximately $31,216,471 in the event the over-allotment option is exercised ($34,500,000 offering, less underwriting discounts of $2,415,000, reimbursement of the underwriters out-of-pocket expenses of $250,000 and other offering expenses of approximately $618,529).

DILUTION

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a forward split of our Ordinary shares at a ratio of 20-for-1 share on July 6, 2020.

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2020, was $37,884,274, or $1.8571 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

After giving effect to our sale of 6,000,000 Ordinary Shares offered in this offering based on the initial public offering price of $5.00 per Ordinary Share, after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020, would have been $64,915,745 or $2.4589 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $0.6018 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $2.5411 per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering (1)	Full Exercise of Over-Allotment Option
Initial public offering price per Ordinary Share	$5.000	$5.000
Net tangible book value per Ordinary Share as of June 30, 2020	$1.8571	$1.8571
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$0.6018	$0.6741
Pro forma net tangible book value per Ordinary Share immediately after this offering	$2.4589	$2.5312
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$2.5411	$2.4688

(1) Assumes that the Representative’s over-allotment option has not been exercised.

If the Representative exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $2.5312, the increase in net tangible book value per Ordinary Share to existing shareholders would be $0.6741, and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $2.4688.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders	20,400,000	77.3%	$3,824,865	11.3%	$0.19
New investors	6,000,000	22.7%	$30,000,000	88.7%	$5.00
Total	26,400,000	100%	$33,824,865	100%	$1.28

The pro forma as adjusted information as discussed above is illustrative only. Our net income book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We initially conducted our business through Beijing Baosheng Technology Co., Ltd. (“Beijing Baosheng”), a PRC company incorporated on October 17, 2014.

With the growth of our business, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”) was formed as a limited liability company in the PRC on August 30, 2016, and Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”) was formed as a limited liability company in the PRC on May 15, 2018. Baosheng Technology (Horgos) Co., Ltd., (“Baosheng Technology”) was incorporated as a limited liability company in the PRC on January 2, 2020. As of the date of this prospectus, Horgos Baosheng, Kashi Baosheng and Baosheng Technology have all been wholly owned and controlled by Beijing Baosheng.

Our Company completed its reorganization on June 4, 2019 in anticipation of this offering. In December 2018, our current holding company, Baosheng Media Group Holdings Limited (“Baosheng Group”), was incorporated in the Cayman Islands, as an exempted company with limited liability. In December 2018, Baosheng Media Group Limited (“Baosheng BVI”), a direct wholly owned subsidiary of our Company, was incorporated in the BVI as a business company with limited liability. Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng Hong Kong”) was incorporated in Hong Kong as a limited liability company in January 2019 and became a direct wholly owned subsidiary of Baosheng BVI and an indirect wholly owned subsidiary of our Company. In January 2019, Baosheng Hong Kong acquired 100% equity interest in Beijing Baosheng.

Our principal executive office is located at Room 901, Block B, Jinqiu International Building, No. 6 Zhichun Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86-010-82088021. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus and upon completion of this offering based on a proposed number of 6,000,000 Ordinary Shares being offered, assuming the Representative does not exercise its over-allotment option.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Notes:
	1.	“EJAM Group” represents EJAM Group Co., Ltd., a joint stock company established in the PRC with limited liability on November 23, 2010, whose shares are quoted on the National Equities Exchange and Quotations (全国中小企业股份转让系统) (stock code: 834498), and is a financial investor of our Company and one of our pre-IPO investors.

	2.	“EJAM International” represents EJAM International Limited, a company incorporated in Hong Kong with limited liability in November 2015 and is a direct wholly owned subsidiary of EJAM Group.

	3.	“Pubang Landscape” represents Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (stock code: 002663.SZ), and is a financial investor of our Company and one of our pre-IPO investors.

	4.	“Pubang Hong Kong” represents Pubang Landscape Architecture (HK) Co., Ltd., a company incorporated in Hong Kong with limited liability in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape.

	5.	“CYY Holdings” represents CYY Holdings Limited, a business company incorporated in the BVI with limited liability in November 2013 and is wholly owned by Mr. Yick Yan Chan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a split of our Ordinary shares at a ratio of 20-for-1 share on July 6, 2020.

Overview

We are an online marketing solution provider based in China. We are dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, our business has grown rapidly from a start-up online marketing agency to a multi-channel online marketing solution provider. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads. At the same time, as authorized agencies of some popular online media, we help online media to procure advertisers and facilitate ad deployment on their advertising channels. According to the Frost and Sullivan Report, we ranked1 fifth among independent online advertising service providers in China in 2018 with a market share of 0.21%, and fourth among independent online advertising service providers by gross revenue generated through searching engine ads with a market share of 0.41%.

Along with the further penetration of the Internet, particularly on mobile devices, we believe an increasing number of advertisers would use online advertising channels because of their unlimited geographic coverage, promptness and inclusivity. With our experience in the online advertising industry and insights on industry trends, we are well-positioned to capture the opportunities offered by the continued rapid growth of the online marketing industry.

Our service categories

Our advertising services are classified into two categories:

•	SEM services, which include the deployment of ranked search ads and other display search ads offered by search engine operators; and

•	Non-SEM services, which include social media marketing, in-feed advertising, and mobile app advertising by deploying ads on media such as social platforms, short-video platforms, news portals, and mobile apps in the forms of in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media. On one hand, with our experience and insights in the online advertising industry, we help advertisers to effectively carry out their advertising campaigns by offering advices on online advertising strategies, carrying out advertising optimization and facilitating the deployment of online ads. On the other hand, we help media to connect with advertisers and facilitate the monetization of their advertising resources.

1The ranking only includes independent online advertising service providers which do not possess self-owned distribution resources and are not engaged in automatic programmatic and inventory trading with their own systems such as DSP, SSP etc.

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2019 and 2018, the number of advertisers (including direct advertisers and third party advertising agencies subscribing our services on behalf of their advertising clients) were 438 and 364, respectively, and the gross billing were $202,728,074 and $150,582,179, respectively. For the years ended December 31, 2019 and 2018, top five advertisers contributed 37.7% and 30.5% of total gross billing. For the six months ended June 30, 2020 and 2019, the number of advertisers (including direct advertisers and third party advertising agencies subscribing our services on behalf of their advertising clients) were 298 and 293, respectively, and the gross billing were $79,963,330 and $80,847,514, respectively. For the six months ended June 30, 2020 and 2019, top five advertisers contributed 57.7% and 34.6% of total gross billing.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2019 and 2018, we generated rebates and incentives from publishers of $15,953,148 and $10,166,602, respectively, and net fees from advertisers of $1,893,752 and $5,990,274, respectively. For the six months ended June 30, 2020 and 2019, we generated rebates and incentives from publishers of $8,629,572 and $10,452,623, respectively, and net fees from advertisers of $1,171,644 and $511,031, respectively.

Gross billing and media costs

Gross billing is defined as the actual dollar amount of advertising spend of our advertisers, net of any rebates and discounts given by us to the advertisers (if any). We use gross billing to assess the business growth, market share and scale of operations.

Media cost represents the cost for acquisition of ad inventory or other advertising services from media and other advertising service providers, offset by rebates and incentives we receive from the relevant media and advertising service providers (if any).

Factors Affecting Our Results of Operations and Trend Information

Size and spending of advertiser base

We earn revenue in the form of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are usually calculated with reference to the advertising spend of the advertisers and are closely correlated to the gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) the net fees from advertisers, which are essentially the fees we charge advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incur on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies). The rebates and incentives we receive from media are calculated as a percentage of the total advertising spend of the advertisers procured by us in a given period, with the percentage typically ranging from 10% to 20%. See “Business — Revenue Model and Payment Cycle — Rebates and incentives from publishers — Rebates and incentives offered by media (or their authorized agencies)” for details.

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate gross billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

1	Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

2	Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

3	Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by advertisers, which would not only result in a reduction of our revenue, but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media.

Rebate policies offered from publishers and those offered to advertisers

Publishers may change the rebate and incentive policies offered to us based on prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebate offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, etc., or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce.

Our ability to attract new media and to maintain relationship with existing media

We have established and maintained relationships with a wide range of media and their authorized agencies, as well as agencies of KOLs, which offer our advertisers diverse choices of ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year, and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertisers deflection, and suffer revenue drop.

Impact of COVID-19 on our business

Our business could be adversely affected by the effects of epidemics. COVID-19, a novel strain of coronavirus, has spread around the world. Our headquarters is located in Beijing, China. Due to the outbreak of COVID-19 we and some of our business partners have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. We earned gross billing in the amount of $80.0 million for the six months ended June 30, 2020, a slight decrease of $0.8 million, or 1%, from $80.8 million for the six months ended June 30, 2019. However, due to the higher media costs charged by publishers, our revenues on a net basis for the six months ended June 30, 2020 decreased by approximately $1.2 million, or 10.6%, as compared with the same period ended June 30, 2019. In the short term, the COVID-19 pandemic has created uncertainties and risks. With the work resumption within China, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. Based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. The extent to which COVID-19 impacts our results of operations will depend on the future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

In recent years, there were several other outbreaks of epidemics in China and around the world. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, COVID-19 or another epidemic disease, as it may require our employees to be quarantined and/or require us to close our offices. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the overall economy in the PRC and the advertising industry in particular.

Results of Operations for the Six Months Ended June 30, 2020 and 2019

The following table summarizes the results of our operations during the six months ended June 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended June 30,		Variance
	2020	2019	Amount	%
Revenues	$9,801,216	$10,963,654	$(1,162,438)	(10.6)%
Cost of revenues	(628,663)	(941,896)	313,233	(33.3)%
Gross profit	9,172,553	10,021,758	(849,205)	(8.5)%

Operating expenses
Selling and marketing expenses	(141,610)	(211,294)	69,684	(33.0)%
General and administrative expenses	(3,235,360)	(3,067,370)	(167,990)	5.5%
Total operating expenses	(3,376,970)	(3,278,664)	(98,306)	3.0%

Income from operations	5,795,583	6,743,094	(947,511)	(14.1)%

Other income (expenses)
Interest expense, net	(105,497)	(16,790)	(88,707)	528.3%
Subsidy income	589,820	39,219	550,601	1,403.9%
Other expenses, net	(1,159)	(4,427)	3,268	(73.8)%
Total other income, net	483,164	18,002	465,162	2,583.9%

Income before income taxes	6,278,747	6,761,096	(482,349)	(7.1)%

Income tax (expense) benefit	(106,635)	4,699	(111,334)	(2,369.3)%

Net income	$6,172,112	$6,765,795	$(593,683)	(8.8)%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs we incurred on their behalf.

Our total revenues decreased by $1,162,438 or 10.6%, from $10,963,654 for the six months ended June 30, 2019, to $9,801,216 for the six months ended June 30, 2020. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended June 30,				Variance
	2020	%	2019	%	Amount	%
Rebates and incentives offered by publishers	$8,629,572	88.0%	$10,452,623	95.3%	$(1,823,051)	(17.4)%
Net fees from advertisers	1,171,644	12.0%	511,031	4.7%	660,613	129.3%
Total	$9,801,216	100.0%	$10,963,654	100.0%	$(1,162,438)	(10.6)%

The rebates and incentives offered by publishers decreased by $1,823,051, or 17.4%, from $10,452,623 for the six months ended June 30, 2019 to $8,629,572 for the six months ended June 30, 2020, which was mainly caused by the decrease of $3,222,952 in revenues from mobile app ads services due to combined effects of decreased demands from advertisers affected by COVID-19 and certain orders and our entry into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts, and the decrease of $1,285,087 in revenues from in-feed ads services as a result of decreased demands from advertisers affected by COVID-19, partially offset by the increase of $2,708,937 generated by our top publisher as a result of increasing demand for search ads services from increasing number of advertisers.

The net fees from advertisers increased by $660,613, or 129.3%, from $511,031 for the six months ended June 30, 2019 to $1,171,644 for the six months ended June 30, 2020. Because we entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for mobile app ads services, our net fees earned from advertisers for mobile app ads services increased by $813,709.

The following table sets forth a breakdown of revenues by services offered during the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,		Variance
	2020	2019	Amount	%
SEM services
Gross billing	$63,807,806	$47,510,767	$16,297,039	34.3%
Less: Media costs	55,402,637	41,830,077	13,572,560	32.4%
(as % of gross billing)	86.8%	88.0%
Revenue from SEM services	$8,405,169	$5,680,690	$2,724,479	48.0%

Non-SEM services
Gross billing	$16,155,524	$33,336,746	$(17,181,222)	(51.5)%
Less: Media costs	14,759,477	28,053,782	(13,294,305)	(47.4)%
(as % of gross billing)	91.4%	84.2%
Revenue from Non-SEM services	$1,396,047	$5,282,964	$(3,886,917)	(73.6)%

Revenues	$9,801,216	$10,963,654	$(1,162,438)	(10.6)%

The decrease of revenues for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 was attributable to an increase of $2,724,479, or 48.0%, in revenues from SEM services, partially offset by a decrease of $3,886,917, or 73.6%, in revenues from Non-SEM services. Given that we report our revenue on a net basis as our gross billing (net of any rebates we provide to our advertisers) net of our media costs, the margin between our gross billing and media costs also affects the level of revenues we report.

The revenues from SEM services take the form of rebates and incentives offered by publisher. The increase in revenues from SEM services was driven by an increase of gross billing by $16,297,039, or 34.3%, as a result of increasing advertisers in SEM services procured by us acting as the authorized agency for Sogou (搜狗), our top one publisher. For the six months ended June 30, 2020, our gross billing amount placed from our advertisers with Sogou and our revenues generated from Sogou increased by $20,707,395 and $2,708,937, respectively, as compared with those for the six months ended June 30, 2019. For the six months ended June 30, 2020, we had 263 advertisers who placed SEM services with Sogou, representing an increase of 58 advertisers, or 28.3%, as compared to 205 advertisers for the six months ended June 30, 2019. On the other hand, the average billing per advertiser* for the six months ended June 30, 2020 was $237,796, an increase of $33,733, or 16.5% from $204,063 for the six months ended June 30, 2019. The percentage of increase in media costs was proportional to the percentage of increase in gross billing since the revenues from SEM services mainly take the form of rebates and incentives which were calculated based on the advertiser spending amount and the rebate percentage as agreed with publishers.

The revenues from non-SEM services are in the form of both rebates and incentives offered by publishers and the net fees from advertisers. During the six months ended June 30, 2020, the rebates and incentives from non-SEM services amounted to $279,200, representing $4,508,040, or 94.2% of decrease as compared to the $4,787,240 for the six months ended June 30, 2019. Such decrease was mainly due to a decrease in gross billing by $25,533,107, or 82.7%, from our existing advertisers who placed less in-feed ads services and mobile app ads services for automobile and traveling industry as affected by the outbreak of COVID-19. The net fees we earned from non-SEM services increased from $495,726 for the six months ended June 30, 2019 to $1,116,847 for the six months ended June 30, 2020, which was mainly because of the increase of net fees of $813,709 earned from mobile app ads services because we entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for mobile app ads services.

*	The average billing per advertiser is calculated at the gross billing for the six months ended June 30, 2020 and 2019, dividend by the number of advertisers to which we issued billing notes in the relevant periods.

Cost of revenues

Our total cost of revenues decreased by $313,233 or 33.3%, from $941,896 for the six months ended June 30, 2019, to $628,663 for the six months ended June 30, 2020. The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,				Variance
	2020	%	2019	%	Amount	%
SEM services	$539,119	85.8%	488,033	51.8%	51,086	10.5%
Non-SEM services	89,544	14.2%	453,863	48.2%	(364,319)	(80.3)%
Total	$628,663	100.0%	$941,896	100.0%	$(313,233)	(33.3)%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The decrease was primarily attributable to a decrease of staff costs by $299,735, or 34% as a result of a decrease by 25 headcount (monthly average headcount) and an exemption of the Company’s social welfare expenses by local government due to the outbreak of COVID-19, partially offset by an increase of per headcount payroll expense by 8.9% in connection with the business growth. The changes of cost of revenues for SEM services and non-SEM services were in line with the changes of revenues from SEM services and non-SEM services.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $849,205, or 8.5% from $10,021,758 for the six months ended June 30, 2019 to $9,172,553 for the six months ended June 30, 2020. The following table sets forth a breakdown of gross profit by services offered for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,				Variance
	2020	%	2019	%	Amount	%
SEM services	$7,866,050	85.8%	$5,192,657	51.8%	$2,673,393	51.5%
Non-SEM services	1,306,503	14.2%	$4,829,101	48.2%	(3,522,598)	(72.9)%
Total	$9,172,553	100.0%	$10,021,758	100.0%	$(849,205)	(8.5)%

Operating expenses

Our operating expenses increased by $98,306, or 3.0%, from $3,278,664 for the six months ended June 30, 2019, to $3,376,970 for the six months ended June 30, 2020. The change was caused by the increase of $167,990 in general and administrative expenses, net off the decrease of $69,684 in selling and marketing expenses. The following table sets forth a breakdown of our operating expenses for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,				Variance
	2020	%	2019	%	Amount	%
Revenues	$9,801,216	100.0%	$10,963,654	100.0%	$(1,162,438)	(10.6)%
Operating expenses
Selling and marketing expenses	141,610	1.4%	211,294	1.9%	(69,684)	(33.0)%
General and administrative expenses	3,235,360	33.0%	3,067,370	28.0%	167,990	5.5%
Total operating expenses	$3,376,970	34.4%	$3,278,664	29.9%	$98,306	3.0%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses decreased by $69,684, or 33.0%, from $211,294 for the six months ended June 30, 2019 to $141,610 for the six months ended June 30, 2020. This decrease in selling expenses was primarily due to a decrease of $63,070 in business travel and entertainment expenses because we decreased travel and entertainment activities due to travel ban and temporary closure of business in China caused by COVID-19 pandemic.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, consulting and professional service fees, and provision for doubtful accounts. General and administrative expenses increased by $167,990, or 5.5%, from $3,067,370 for the six months ended June 30, 2019 to $3,235,360 for the six months ended June 30, 2020. The increase was primarily due to increased provision for doubtful accounts of $997,047 for accounts receivable which was provided in accordance with the bad debt policy, and increased depreciation and amortization expenses of $206,344 as a result of purchases of property, equipment and intangible assets in the second half year of 2019, against a decrease of $367,441 in consulting and professional services, a decrease of $207,106 in office rental expenses because the Company terminated one lease agreement with one of its related parties in March 2019, a decrease of $143,673 in travel and entertainment expenses because the Company reduced such activities during outbreak of COVID-19, and a decrease of $91,205 in salary and welfare expenses because the local government exempted the Company’s social welfare expenses as a result of the outbreak of COVID-19..

Due to the travel ban and temporary closure of business in China caused by COVID-19 pandemic, our customers slowed down payments of accounts receivables, leading to increased long-aged and uncollected accounts receivable balance as of June 30, 2020 than that as of December 31, 2019. We provided an increase of $997,047 in provision for accounts receivable for the six months ended June 30, 2020 than that for the six months ended June 30, 2019.

Interest expense, net

Interest expense primarily arise from the loans we obtained from banks and third parties. Interest expense, net increased by $88,707, or 528.3%, from $16,790 for the six months ended June 30, 2019 to $105,497 for the six months ended June 30, 2020, which was mainly attributable to an increase of $0.4 million in average outstanding borrowings from banks, and an increase of $1.7 million in average outstanding borrowings from third parties.

Subsidy income

For the six months ended June 30, 2020 and 2019, subsidy income primarily consisted of subsidy income from local tax authority of $582,320 and $39,219, respectively.

Income tax benefit (expense)

Income tax expense was $106,635 for the six months ended June 30, 2020, as compared to the income tax benefit of $4,699 for the six months ended June 30, 2019. We transferred the majority of our business to the operating subsidiaries in Horgos and Kashi, Xinjiang province since 2019, where we enjoy a five-year profit tax exemption since the first year in which the business operational revenue is earned. For the six months ended June 30, 2020, the income tax expense arose from the reversal on deferred tax assets recognized for Beijing Baosheng as of December 31, 2019.

Net Income

As a result of the foregoing, we reported a net income of $6,172,112 for the six months ended June 30, 2020, as compared to $6,765,795 for the six months ended June 30, 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018

The following table summarizes the results of our operations during the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended December 31,		Variance
	2019	2018	Amount	%
Revenues	$17,846,900	$16,156,876	$1,690,024	10.5%
Cost of revenues	(1,855,164)	(1,469,927)	(385,237)	26.2%
Gross profit	15,991,736	14,686,949	1,304,787	8.9%

Operating expenses
Selling and marketing expenses	(411,391)	(450,779)	39,388	(8.7)%
General and administrative expenses	(5,129,987)	(4,547,071)	(582,916)	12.8%
Total operating expenses	(5,541,378)	(4,997,850)	(543,528)	10.9%

Income from operations	10,450,358	9,689,099	761,259	7.9%

Other income (expenses)
Interest expense, net	(48,311)	(192,140)	143,829	(74.9)%
Subsidy income	819,755	189,683	630,072	332.2%
Other expenses, net	(65,754)	(187,690)	121,936	(65.0)%
Total other income (expense), net	705,690	(190,147)	895,837	(471.1)%

Income before income taxes	11,156,048	9,498,952	1,657,096	17.4%

Income tax benefit (expense)	18,528	(306,042)	324,570	(106.1)%

Net income	$11,174,576	$9,192,910	$1,981,666	21.6%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs we incurred on their behalf.

Our total revenues increased by $1,690,024 or 10.5%, from $16,156,876 for the year ended December 31, 2018, to $17,846,900 for the year ended December 31, 2019. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Rebates and incentives offered by publishers	$15,953,148	89.4%	$10,166,602	62.9%	$5,786,546	56.9%
Net fees from advertisers	1,893,752	10.6%	5,990,274	37.1%	(4,096,522)	(68.4)%
Total	$17,846,900	100.0%	$16,156,876	100.0%	$1,690,024	10.5%

The rebates and incentives offered by publishers increased by $5,786,546, or 56.9%, from $10,166,602 for the year ended December 31, 2018 to $15,953,148 for the year ended December 31, 2019, which was mainly driven by the increase of $827,419 in revenues generated by our top publisher as a result of increasing demand from increasing number of advertisers, and also because we entered into more rebate-and-incentive contracts with new publishers rather than net fee-based contracts; three new publishers offered rebates and incentives of $4,531,386 during the year ended December 31, 2019.

The net fees from advertisers decreased by $4,096,522, or 68.4%, from $5,990,274 for the year ended December 31, 2018 to $1,893,752 for the year ended December 31, 2019. Affected by the termination of cooperation with some publishers for non-SEM services and less net fee-based contracts with advertisers during the year ended December 31, 2019, our net fees earned from non-SEM advertisers decreased by $4,077, 356.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2019 and 2018:

	For the years ended December 31,		Variance
	2019	2018	Amount	%
SEM services
Gross billing	$111,010,083	$94,893,357	$16,116,726	17.0%
Less: Media costs	102,577,851	87,498,867	15,078,984	17.2%
(as % of gross billing)	92.4%	92.2%
Revenue from SEM services	$8,432,232	$7,394,490	$1,037,742	14.0%

Non-SEM services
Gross billing	$91,717,991	$55,688,822	$36,029,169	64.7%
Less: Media costs	82,303,323	46,926,436	35,376,887	75.4%
(as % of gross billing)	89.7%	84.3%
Revenue from Non-SEM services	$9,414,668	$8,762,386	$652,282	7.4%

Revenues	$17,846,900	$16,156,876	$1,690,024	10.5%

The increase of revenues for the year ended December 31, 2019 as compared to the year ended December 31, 2018 included an increase of $1,037,742, or 14.0%, in revenues from SEM services, and an increase of $652,282, or 7.4%, in revenues from Non-SEM services. Given that we report our revenue on a net basis as our gross billing (net of any rebates we provide to our advertisers) net of our media costs, the margin between our gross billing and media costs also affects the level of revenues we report.

The revenues from SEM services take the form of rebates and incentives offered by publisher. The increase in revenues from SEM services was driven by an increase of gross billing by $16,116,726, or 17.0%, as a result of increasing advertisers in SEM services procured by us acting as the authorized agency for some popular online media, such as Sogou (搜狗), sm.cn (神马), BoBo Video (波波视频), and Kuaishou Video (快手视频). For the year ended December 31, 2019, we had 360 advertisers, representing an increase of 107 advertisers, or 42%, as compared to 253 advertisers for the year ended December 31, 2018. On the other hand, the average billing per advertiser* for the year ended December 31, 2019 was $308,361, an decrease of $66,712, or 18% from $375,073 for the year ended December 31, 2018. The percentage of increase in media costs was proportional to the percentage of increase in gross billing since the revenues from SEM services mainly take the form of rebates and incentives which were calculated based on the advertiser spending amount and the rebate percentage as agreed with publishers.

The revenues from non-SEM services are in the form of both rebates and incentives offered by publishers and the net fees from advertisers. During the year ended December 31, 2019, the rebates and incentives from non-SEM services amounted to $7,548,312, representing $4,776,199, or 172% of increase as compared to the $2,772,113 for the year ended December 31, 2018. Such increase was mainly due to an increase in gross billing by $24,345,944, or 92%, from our existing advertisers with the increasing popularity of mobile application ads for automobile, traveling and online game industry, as well as the increase in average rebate rate from 15% in 2018 to 17% in 2019. The net fees we earned from non-SEM services decreased from $5,990,274 in 2018 to $1,866,356 in 2019, which was mainly because of the 28% of higher-than-proportional media costs affected by the continuously inflating costs of ad inventory for non-SEM ads due to the intense competition in non-SEM advertising agency industry in 2019.

*	The average billing per advertiser is calculated at the gross billing for the years ended December 31, 2019 and 2018, dividend by the number of advertisers to which we issued billing notes in the relevant periods.

Cost of revenues

Our total cost of revenues increased by $385,237 or 26.2%, from $1,469,927 for the year ended December 31, 2018, to $1,855,164 for the year ended December 31, 2019. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
SEM services	$1,490,296	80.3%	$1,058,116	72.0%	$432,180	40.8%
Non-SEM services	364,868	19.7%	411,811	28.0%	(46,943)	(11.4)%
Total	$1,855,164	100.0%	$1,469,927	100.0%	$385,237	26.2%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The cost of revenue increased from $1,469,927 for the year ended December 31, 2018 to $1,855,164 for the year ended December 31, 2019, representing an increase of $385,237, or 26.2%. The increase was primarily attributable to an increase of staff costs by $656,902, or 62% as a result of an increase of monthly average headcount from 61 to 72 and an increase of per headcount payroll expense by 20% in connection with the business growth, against a decrease of taxes and surcharges of $271,665, or 66% as a result of a decreased payment of value-added taxes mainly due to a 10% super deduction of value-added tax input in the year ended December 31, 2019.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit increased by $1,304,787, or 8.9% from $14,686,949 for the year ended December 31, 2018 to $15,991,736 for the year ended December 31, 2019. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
SEM services	$6,941,936	43.4%	$6,336,374	43.1%	$605,562	9.6%
Non-SEM services	9,049,800	56.6%	8,350,575	56.9%	699,225	8.4%
Total	$15,991,736	100.0%	$14,686,949	100.0%	$1,304,787	8.9%

Operating expenses

Our operating expenses increased by $543,528, or 10.9%, from $4,997,850 for the year ended December 31, 2018, to $5,541,378 for the year ended December 31, 2019. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
Revenues	$17,846,900	100%	$16,156,876	100%	$1,690,024	10.5%
Operating expenses
Selling and marketing expenses	411,391	2.3%	450,779	2.8%	(39,388)	(8.7)%
General and administrative expenses	5,129,987	28.7%	4,547,071	28.1%	582,916	12.8%
Total operating expenses	$5,541,378	31.0%	$4,997,850	30.9%	$543,528	10.9%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses slightly decreased by $39,388, or 8.7%, from $450,779 for the year ended December 31, 2018 to $411,391 for the year ended December 31, 2019. This decrease in selling expenses was primarily due to a decrease of $14,676 in business travel expenses because we increased the utilization of online meeting, and a decrease of $25,143 in severance compensation expenses, as we terminated the employment relationship with one former employee of sales department in 2018, but there was no such termination in 2019.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, consulting and professional service fees, and provision for doubtful accounts. General and administrative expenses increased by $582,916, or 12.8%, from $4,547,071 for the year ended December 31, 2018 to $5,129,987 for the year ended December 31, 2019. The increase was primarily due to increased provision for doubtful accounts of $930,825 for accounts receivable which was provided in accordance with the bad debt policy, and increased depreciation and amortization expenses of $304,752 as a result of purchases of property, equipment and intangible assets in 2019, against a decrease of $739,056 in consulting and professional services.

Due to the travel ban and temporary closure of business in China caused by COVID-19 pandemic, our customers slowed down payments of accounts receivables, leading to increased long-aged and uncollected accounts receivable balance as of December 31, 2019 than that as of December 31, 2018. We provided an increase of $930,825 in provision for accounts receivable for the year ended December 31, 2019, than that for the same period ended December 31, 2018.

Interest expense, net

Interest expense primarily arise from the loans we obtained from third parties. Interest expense, net decreased by $143,829, or 74.9%, from $192,140 for the year ended December 31, 2018 to $48,311 for the year ended December 31, 2019, which was mainly attributable to a decrease of $1.0 million in average outstanding borrowings from third parties.

Subsidy income

Subsidy income for the year ended December 31, 2019 primarily consisted of subsidy income from local tax authority of $819,755. Subsidy income for the year ended December 31, 2018 primarily consisted of $189,683 received from a local government to promote and attract investment and setting up of business.

Other expenses, net

Other expenses, net primarily consisted of accrued labor cost compensation expenses of $60,873 for the year ended December 31, 2019, which arose from an unsettled legal proceeding with an individual. Other expenses, net primarily consisted of penalty for late tax payment of $152,340 for the year ended December 31, 2018. The penalty for late tax payment mainly resulted from the late payment of value-added taxes for the month of December 2017, which was due to the delay in issuing tax invoices on a portion of our gross billing to advertisers during the month. We subsequently discovered such discrepancy and voluntarily reported the incident to the relevant tax bureau and forthwith settled the shortfall in value-added tax for the month of December 2017 in May 2018 together with the stipulated late penalty. There was no such penalty in 2019.

Income tax benefit (expense)

Income tax benefit was $18,528 for the year ended December 31, 2019, as compared to the income tax expenses of $306,042 for the year ended December 31, 2018, since we transferred the majority of our business in 2019 to the operating subsidiaries in Horgos and Kashi, Xinjiang province, where we enjoy a five-year profit tax exemption since the first year in which the business operational revenue is earned.

Net Income

As a result of the foregoing, we reported a net income of $11,174,576 for the year ended December 31, 2019, as compared to $9,192,910 for the year ended December 31, 2018.

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations and loans from third parties, when necessary. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of June 30, 2020, we had $5,233,232 in cash and cash equivalent, as compared to $8,120,622 as of December 31, 2019. As of June 30, 2020, we also had restricted cash of $3,339,796, as compared to $2,896,326 as of December 31, 2019 in two bank accounts of Beijing Baosheng, which were frozen pursuant to the Freezing Order (as defined below) issued by Beijing Haidian District People’s Court for a legal proceeding among a plaintiff and Beijing Baosheng. As a result of the Freezing Order, we cannot withdraw cash from the frozen accounts, but cash may still be deposited into the accounts by banks. The balance of restricted cash as of June 30, 2020 increased by $443,470 as compared to that of December 31, 2019, which was mainly due to the collection of $219,047 of outstanding accounts receivable from one advertiser and return of media deposit of $212,479 from one media. We have transferred all of the business from Beijing Baosheng to other PRC subsidiaries. We do not expect there will be material amount of cash deposited into the frozen account in the future.

As of the date of this prospectus, we are a party of a pending material legal proceeding. For details, see “Business – Legal Proceedings.” We expect to be exposed to a maximum amount of approximately RMB48,074,161 ($6,899,277) in liabilities in these litigations. Through the Guarantee Letter, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute (as defined on page 103) and the Contractual Dispute (as defined on page 103), including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. We, however, recognize that there are risks involved in this arrangement. See “Risk Factors – Risks Related to Our Business and Industry – Our financial condition and liquidity position may be subject to the credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.”

In connection with the Freezing Order, our 100% equity interest in both Horgos Baosheng and Kashi Baosheng were frozen by the court. As a result, our shareholders may be restricted in: (a) transferring or pledging their equity interests in both entities, (b) receiving dividends from either company, and (c) voting for the dissolution and winding up of either company, the surrender of matured loans, or other decisions that may impact the value of equity interest of either company. Management believes the freezing of our equity interests in both Horgos Baosheng and Kashi Baosheng will not have a material impact on our working capital, because we have no plans to pledge the equity interests in either Horgos Baosheng or Kashi Baosheng in third-party borrowings or other financing activities. In addition, to mitigate the restrictions of receiving dividends from Horgos Baosheng and Kashi Baosheng, we established Baosheng Technology (Horgos) Co., Ltd., a wholly owned subsidiary of Beijing Baosheng, in January 2020 through which we plan to do a majority of our business from fiscal year 2020. We believe we can meet our cash needs through operating profits and dividends from this new subsidiary.

We expect to have the restricted cash in our bank accounts and share equity interest of Beijing Baosheng unfrozen upon (i) the issuance of a final judgment in the Contractual Dispute or (ii) the entry of a settlement agreement between the parties to the Contractual Dispute, whichever is earlier. In addition, as of June 30, 2020, our gross accounts receivable were $55,184,789, and our media deposit balance was $7,049,144. Cash generated from the collection of such receivables and deposits will be used in our operation as working capital.

As of June 30, 2020, our working capital was $38,884,634. Our working capital needs are influenced by the size of our operations, the volume and dollar value of our sales contracts, the performance on our customer contracts, and the timing for collecting accounts receivable and media deposits, and repayment of accounts payable and advertiser deposits.

As of June 30, 2020, we had an outstanding bank borrowing balance of $1,414,487, which will due in March 2021, and an outstanding loan balance of $3,960,564 due to a third party, which has been settled on September 30, 2020 in advance.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China. On December 31, 2018, the board of directors approved a resolution to pay a cash dividend of RMB 50 million (equivalent to $7,269,978) to our shareholders at the time of record, out of the retained earnings balance. As our shareholders are in the form of limited companies, income taxes are exempted in accordance with PRC tax laws. In April 2019 through June 2019, the Company paid dividends of RMB28 million (equivalent to $4,052,802). As of June 30, 2020, December 31, 2019 and 2018, the Company had outstanding dividends payable of $3,111,872 (RMB 22 million), $3,157,290 (RMB22 million) and $7,269,978 (RMB50 million), respectively. We do not plan to further pay any dividends out of our unrestricted net assets before or at June 30, 2021. We do not intend to pay dividends payable out of our proceeds from this offering. Such dividends payable has been classified as non-current liability, which will be paid out of the retained earnings balance in the future.

In connection with the delayed issuance of VAT invoice due to the control of invoice amount at the Horgos tax bureau in 2018 and its impact on collection of accounts receivables, to meet our liquidity requirement, we entered into a series of loan agreements with Shenzhen Qianhaibang Nidai Internet Financial Services Co., Ltd. for a total amount of RMB 128,500,000 ($19,421,731) for working capital purposes. The total amount under the loans was fully repaid by December 31, 2018. In addition, we entered into loan agreements with two third-party individuals to borrow RMB10,000,000 ($1,447,429) and RMB8,000,000 ($1,157,944), respectively, for working capital purposes. These two loans were fully repaid by May 2019, at which point the impact of delays of issuance of VAT invoices was fully mitigated.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs of the Company in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as equity financing, to meet the working capital needs in the long term. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

Cash Flows

Six Months ended June 30, 2020 and 2019

	For the Six Months Ended June 30,
	2020	2019
Net Cash (Used in) Provided by Operating Activities	$(3,092,900)	$4,540,275
Net Cash Used in Investing Activities	-	(281,345)
Net Cash Provided by (Used in) Financing Activities	775,136	(2,014,912)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(126,156)	(10,294)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,443,920)	2,233,724
Cash, cash equivalents and restricted cash at beginning of period	11,016,948	1,251,758
Cash, cash equivalents and restricted cash at end of period	$8,573,028	$3,485,482

Operating Activities

Net cash used in operating activities was $3,092,900 for the six months ended June 30, 2020, mainly derived from (i) net income of $6,172,112 for the six months adjusted for noncash provision for doubtful accounts of $1,840,092, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $1,084,061 because of collections; (b) an increase of advances from advertisers of $1,330,518 due to more advances were required from advertisers, which was in line with more prepayments required by our publishers; (c) an increase in prepayment of $2,680,994 and a decrease in accounts payable to third parties of $13,009,320 because publishers required of increasing prepayments or prompt repayments from us; and (d) a decrease in media deposits of $1,496,276 because our top one publisher released media deposits of $1,454,527, and an increase in advertiser deposits of $511,096 because we acquired new advertisers during the period.

Net cash provided by operating activities was $4,540,275 for the six months ended June 30, 2019, mainly derived from (i) net income of $6,765,795 for the period, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $12,011,130 because of collections; (b) a decrease in advances from advertisers of $1,143,240 because we completed increasing services in the period leading to more transfers of advance of advertisers, (c) an increase in prepayment of $8,341,910, and a decrease of accounts payable of $4,689,809 because publishers required of increasing prepayments or prompt repayments from us.

We generally grant a credit term of up to 180 days to advertisers. Due to the outbreak of COVID-19 pandemic which spread around China since January 2020, the collection of accounts receivable slowed down from January to March 2020. Our customers gradually resumed payment in the end of March 2020. Under such circumstance, the Company extended credit terms to its major advertisers that met the following criteria: 1) fulfilled spending of a guaranteed minimum amount on a particular media with the Company, 2) had good credit reference based on review of the financial position and financial performance of the advertiser, and 3) had no threatened or pending litigation as a defendant. The extension of the credit term is evaluated on a case-by-case basis, and approved by both the chief financial officer and chief executive officer of the Company. As of June 30, 2020, the Company approved extension of credit terms for nine major advertisers (e.g. from 90 days to 180 days, or from 180 days to 270 days). The turnover days for accounts receivable for the six months ended June 30, 2020 and 2019 were 128 days and 126 days, respectively, which are within the payment term. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the period, divided by double of our gross billing for the six months, multiplied by 365 days. We are generally granted credit term of up to 60 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. Due to the impact of outbreak of COVID-19 pandemic, the Company also applied for extension of payments with certain publishers as certain advertisers who placed advertising spending with these publishers applied for extension of credit term with the Company. The turnover days for accounts payable for the six months ended June 30, 2020 and 2019 were 75 days and 76 days, respectively. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the six months, divided by double of our media costs for the period, multiplied by 365 days. Our turnover days for accounts receivables are about 50 days longer than turnover days for accounts payable, representing additional capital of $19.2 million (which is calculated as double of the media costs for the six months ended June 30, 2020 divided by 365 days and multiplied by 40 days) required to support our operations for one year. Assuming we have stable financial performance for the next twelve months, the additional capital will be covered by our cash balance of approximately $5.2 million, estimated cash provided by operating activities of approximately $9.1 million and borrowings from banks and third parties.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. As of the date of this prospectus, a total of $31,278,213, or 57% of the accounts receivable balance of $50,928,634 as of June 30, 2020 has been collected. We believe that the outstanding balance of accounts receivable will be collected within the credit terms.

Investing Activities

For the six months ended June 30, 2020, we do not have cash provided by or used in investing activities.

Net cash used in investing activities amounted to $281,345 for the six months ended June 30, 2019, representing purchase of property and equipment of $281,345.

Financing Activities

Net cash provided by financing activities amounted to $775,136 for the six months ended June 30, 2020, primarily consisting of proceeds from bank borrowing of $1,421,686, proceeds from third-party loans of $6,489,998, partially offset by repayment of third-party loans of $6,774,336 and payment of issuance cost directly related to the initial public offering of $362,212.

Net cash used in financing activities amounted to $2,014,912 for the six months ended June 30, 2019, primarily consisting of capital contribution of $1,797,731 from shareholders, proceeds from third-party loans of $2,652,676 and proceeds from related parties of $313,742, partially offset by repayment of third-party loans of $2,652,676 and payment of dividends of $4,126,385 to shareholders.

Years ended December 31, 2019 and 2018

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2019	2018
Net Cash Provided by (Used in) Operating Activities	$9,364,359	$(7,325,689)
Net Cash Used in Investing Activities	(1,586,389)	(684,703)
Net Cash Provided by Financing Activities	2,057,350	650,824
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(70,130)	(194,373)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,765,190	(7,553,941)
Cash, cash equivalents and restricted cash at beginning of year	1,251,758	8,805,699
Cash, cash equivalents and restricted cash at end of year	$11,016,948	$1,251,758

Operating Activities

Net cash provided by operating activities was $9,364,359 for the year ended December 31, 2019, mainly derived from (i) net income of $11,174,576 for the year adjusted for noncash provision for doubtful accounts of $1,628,516, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $2,982,760 because of collections; (b) a decrease of advances from advertisers of $7,931,953 due to the intense competition in the advertising agency industry that less advances were required; and (c) an increase in prepayment of $3,150,578 and accounts payable to third parties of $5,093,900 due to the expansion of business which resulted into the increase of purchases of ads on behalf of advertisers.

Net cash used in operating activities was $7,325,689 for the year ended December 31, 2018, mainly derived from (i) net income of $9,192,910 for the year, (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in accounts receivable of $29,467,731 and advances from advertisers of $7,033,117 because we strengthened marketing efforts and expanded services with advertisers, (b) an increase in prepayment of $1,062,112, an increase of accounts payable of $9,262,850 and an increase in value-added tax recoverable of $1,812,979 due to due to the expansion of business which resulted into the increase of purchases of ads on behalf of advertisers.

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2019 and 2018 were 105 days and 114 days, respectively, which are within the payment term. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days. We are generally granted credit term of up to 60 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2019 and 2018 were 66 days and 75 days, respectively. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days. Our turnover days for accounts receivables are about 40 days longer than turnover days for accounts payable, representing additional capital of $20.3 million (which is calculated as media costs for the year ended December 31, 2019 divided by 365 days and multiplied by 40 days) required to support our operations for one year. Assuming we have similar financial performance for the fiscal year 2020, the additional capital will be covered by our cash balance of $8.1 million, cash provided by operating activities of $9.4 million and borrowings from third parties.

Besides, we do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Due to the travel ban and temporary closure of business in China caused by COVID-19 pandemic, the collection of accounts receivable slowed down from January to March 2020. As of the date of this prospectus, a total of $43,339,891, or 77% of the accounts receivable balance of $54,623,760 as of December 31, 2019 has been collected. However customers gradually resumed payment in the end of March 2020. Our business has continued to grow and the demand for our services has been increasing. We believe that the outstanding balance of accounts receivable will be collected in the next six months. Thus, we do not believe the collection issues will have any material impact on our liquidity.

Investing Activities

Net cash used in investing activities amounted to $1,586,389 for the year ended December 31, 2019, primarily including the purchase of property and equipment of $691,376 and the purchase of intangible assets of $887,575.

Net cash used in investing activities amounted to $684,703 for the year ended December 31, 2018, including the purchase of property and equipment of $635,846 and the purchase of intangible assets of $48,857.

Financing Activities

Net cash provided by financing activities amounted to $2,057,350 for the year ended December 31, 2019, primarily consisting of proceeds from third-party loans of $6,947,661 and capital contribution of $1,797,731 from one shareholder, partially offset by repayment of third parties loans of $2,605,373 and payment of dividends of $4,052,802 to our shareholders.

Net cash provided by financing activities amounted to $650,824 for the year ended December 31, 2018, primarily consisting of proceeds from third-party loans of $19,421,731 and proceeds from related parties of $650,823, partially offset by repayment of third parties loans of $19,421,731.

Contractual obligations

As of June 30, 2020, our contractual obligations are as follows:

		Less than	1-2	2-3
Contractual obligations	Total	1 year	years	years	Thereafter
Bank borrowing (1)	$1,414,487	$1,414,487	$-	$-	$-
Loan from third parties (1)	3,960,564	3,960,564	-	-	-
Future lease payments (2)	207,229	207,229	-	-	-
Total	$5,582,280	$5,582,280	$-	$-	$-

(1)	As of June 30, 2020, our contractual obligation to repay outstanding bank borrowing and loan from third parties totaled $1,414,487 and $3,960,564, respectively.

(2)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of June 30, 2020, our future lease payments totaled $207,229.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in our advertisers’ budgets and spending on advertising campaigns. For example, our revenues tend to increase as advertising spend rises in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfillment of their annual advertising budgets.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, revenue recognition, and other provisions and contingencies. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers.

We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trends and aging of accounts receivables. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2020, December 31, 2019 and 2018.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach for contracts that were not completed as of December 31, 2017. There was no adjustment to the opening balance of retained earnings as of January 1, 2018.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing our existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements upon adoption of ASC 606.

We have advertising agency revenues from SEM services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. We act as an agent between publishers and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. We place orders with publishers as per request from advertisers. Each order is set forth in a contract, under which we arrange for the advertiser to be provided with a certain amount of ad inventory and advertising services by a designated third party publisher for a period of ad term. We provide advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. Our overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

We evaluated our advertising agency contracts and determined that we were not acting as principal in these arrangements with publishers and advertisers since we never take control of the ad inventories at any time. We collect the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. We generate advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers or publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

We recognize revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertisers (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. We accrue and recognize revenues in the form of rebates and incentives based on our evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, we re-evaluate the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjust the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

We may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by us to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive or consume the benefits from our facilitation services until the publishers deliver advertising services to the advertisers. We recognize advertising agency revenues when we transfer the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, we recognize revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore we recognize revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2019 and 2018, and during the six months ended June 30, 2020 and 2019, revenues from the advertising services under CPT pricing model that we arranged are immaterial.

We record revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that we have an unconditional right to consideration (including billed and unbilled amount) when we have satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from 3 to 6 months. We have determined that all the contracts generally do not include a significant financing component. We do not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when we deliver the services to our advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

Disaggregation of Revenues

Our disaggregation of revenues for the years ended December 31, 2019 and 2018 is disclosed in Note 2 – Revenue recognition to the consolidated financial statements. Our disaggregation of revenues for the six months ended June 30, 2020 and 2019 is disclosed in Note 2 – Revenue recognition to the unaudited condensed consolidated financial statements.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019 and 2018, and during the six months ended June 30, 2020 and 2019. We do not believe there was any uncertain tax provision at June 30, 2020, December 31, 2019 and 2018.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. As of June 30, 2020, the tax years ended December 31, 2015 through December 31, 2019 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of operations and cash flows.

INDUSTRY

Unless otherwise noted, all the information and data presented in this section have been derived from a July 2019 industry report from Frost & Sullivan entitled “China Online Advertising Market Study, Independent Market Research Report” (the “Frost & Sullivan Report”). Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF INTERNET USE IN CHINA

Driven by the robust economic development and internet technology innovations in China, the number of internet users experienced stable growth in the past few years, increasing from 648.8 million in 2014 to 829.0 million in 2018 at a CAGR of 6.3%, while the penetration rate of internet users in the total population increased from 47.4% to 59.4% in the same period. The number of Chinese internet users accounted for over half of the population in China as of 2018. By 2023, the number of internet users is expected to reach 1,064.2 million with a penetration rate of 75.1%.

Number of internet users and penetration rate (China), 2014–2023E

Source: China Internet Network Information Center; National Bureau of Statistics of the PRC; Frost & Sullivan Report

Driven by the continuous mobile technology innovations in China, the number of mobile internet users in China experienced rapid growth, increasing from 556.8 million in 2014 to 817.0 million in 2018 at a CAGR of 10.1% during the period, while the penetration of mobile internet users as a percentage of total internet users increased from 85.8% to 98.6% in the same period. By 2023, the number of mobile internet users is projected to reach 1,059.9 million with a penetration rate of 99.6%.

Number of mobile internet users and penetration rate (China), 2014–2023E

Source: China Internet Network Information Center; National Bureau of Statistics of the PRC; Frost & Sullivan Report

OVERVIEW OF ONLINE ADVERTISING MARKET IN CHINA

CLASSIFICATION OF THE ADVERTISING MARKET

Based on the type of delivery channel, the advertising market can be categorized into two sub-segments, namely the offline advertising market and the online advertising market. Offline advertisements are mainly delivered through magazines and newspapers, radios and televisions as well as out-of-door advertising placement. Online advertising refers to the types of advertising delivered through online channels and presented on PCs and mobile devices. Along with the further penetration of internet, particularly on mobile, advertisers are increasingly receptive to posting advertisements through online channels and prefer them to traditional offline advertising due to their broad geographic coverage, promptness and inclusivity.

The online advertising market can be further divided into PC terminal and mobile terminal advertising market. On the other hand, it can also be classified based on the media type or presentation type, such as e-commerce marketing, search engine marketing (SEM), portal and information marketing, online video marketing, vertical industry marketing, social media marketing, etc.

VALUE CHAIN ANALYSIS

Along with the proliferation of online marketing technologies, online advertising agencies have developed vertically into professional segments. Briefly speaking, participants in the value chain of online advertising market are comprised of advertisers, advertising service providers, media and end audience.

•	Advertisers refer to persons, organizations or companies wanting to reach actual or prospective customers in their target market through various means of advertising. In most cases, advertisers place order through advertising service providers to run advertising campaigns on certain media.

•	Advertising service providers or advertising agencies refer to organizations or platforms which create, plan and manage all or part of the aspects of advertisers’ advertising campaigns.

The advertising service providers play a critical role as intermediary to offer advertising solutions to satisfy advertisers’ needs, such as content creation, optimization, advertising strategy advice and advertising inventory management, data management, results assessment as well as advertising pricing services. Under the assistance of advertising service providers, advertising campaigns can be delivered to end audiences through the media in preferred forms and timing.

At the same time, as authorized agencies of some popular online media, advertising service providers help online media to procure advertisers and facilitate ad deployment on the advertising channels of these media.

Advertising service providers can be categorized into three main types:

•	Ecosystem-typed advertising service providers: This typically refers to internet conglomerates like Baidu, Tencent and Alibaba. These providers possess abundant media resources and accumulate a large user base within their ecosystems allowing them to bridge advertisers and media resources by leveraging various competitive advantages.

•	Technology-driven advertising service providers: These providers usually leverage advanced technologies including but not limited to big data, data analysis or real time bidding (RTB) to deliver personalized, real-time and scenario-based advertising contents in cost-effective manners.

•	Resource-driven advertising service providers: These providers usually rely on their accumulated industry expertise and outstanding media resources integration capabilities to carry out business activities and maintain stable and long-term relationships with both advertisers and media.

Some advertising service providers are positioned as the gateway to certain media. This is because some established media (including most top-tier media) would typically maintain a network of authorized agencies to help them procure and serve advertisers. Under the current online advertising ecosystem, established media acquire advertisers primarily through their networks of authorized agencies. Such authorized agencies create values to media’s business in many ways, such as identifying advertisers for their ad inventory, collecting payment, assisting advertisers in setting up accounts with the media, helping advertisers to optimize their ads and engaging in other marketing and education services aimed at acquiring advertisers. The use of the authorized agency model allows media to extend their reach to a larger base of advertisers and expand their business scale quickly without inflating their sales and marketing costs. Advertisers and advertising agencies who do not have direct access but wish to place ads (for themselves or for their advertiser clients in case of advertising agencies) on these online advertising platforms must do it through one of their authorized agencies. On the other hand, some advertising agencies have stable relationships with certain media resources owners (such as owners of apps, bloggers or KOLs), giving them access to the media’s ad inventories. It is common in the advertising industry to have cross-referrals among advertising agencies to utilize each other’s media resources which are not available to the others.

Advertising service providers usually earn net service fees (net of media costs and discounts to advertisers) as well as rebates and incentives from media and advertisers.

•	Media refers to the media platforms where online advertisement are delivered, including but not limited to apps, app stores, search engines, news and information portals, video sharing platforms and social media platforms, etc. The various characteristics of audience traffic are expected to be captured, tracked and identified by media and advertising service providers through data analysis in order to deliver advertising campaigns more precisely and efficiently.

•	Major media usually sell their ad inventory through their network of authorized agencies. These authorized agencies will earn rebate and incentives from media based on agreed incentive policies. Such policies are usually determined based on the scale, scope and cooperation history between the media and its authorized agencies. Media typically conduct monthly or quarterly settlement with their authorized agencies based on the amount of ad inventory purchased by the relevant authorized agencies.

•	Types of rebates and incentives include discount on the price of certain amount or type of media resource, and extra free media resource provided by media on a certain purchase. In addition, media platforms are heavily relying on authorized agencies to assist them to effectively reach advertisers and efficiently allocate their ad inventory. With the assistance of authorized agencies, media platforms no longer need to deal with enormous number of advertisers with different demands. By selling ad inventory to authorized agencies instead of directly selling to advertisers, media platforms are able to effectively avoid depletion of ad inventory and improve turnover ratio.

•	End audience refers to the audience who receives the information of advertising campaigns both online and offline through various media types.

CHARGE MODEL ANALYSIS

In the online advertising market, the way advertising service fees are charged to advertisers mainly depends on the purpose of the advertisement, the format of the ad, and the traffic of the media, and such fees can vary vastly. The following are the three major charge models, namely CPM (cost per mille), CPC (cost per click) and CPL (cost per lead)/CPA (cost per acquisition).

•	CPM (cost per mille)/ CPT (Cost per Time): CPM is also named as cost per thousand or cost per impressions. CPM is most effective to a campaign focused on heightening brand awareness or delivering a specific message. CPM is widely used on non-auction-based search ads, in-feed ad, in-app display ads and social media ads.

•	CPC (cost per click): CPC is a method website or apps use to bill based on the number of times visitors click on an ad. CPC is often used when advertisers have a set daily budget. When the advertiser’s budget is hit, the ad is removed from the rotation for the remainder of the billing period. CPC is widely used on auction-based search ads and in-feed ad.

•

CPL (cost per lead)/CPA (cost per acquisition): With CPL or CPA, advertisers compensate media when users view an ad on the site, click the ad, and then take a further action to become qualified leads, for a sale. Such further actions refer to the users providing their contact information to the advertisers, which may include users signing up for the advertisers’ newsletters and offers, or providing their phone numbers to the advertisers. Forms of such further actions vary depending on the advertisers. For qualified leads, some advertisers may require users to submit an electronic form, and others may require users to register on the advertisers’ mobile app. CPA is similar but has a higher bar for compensation. Media can only receive payment for completed sales (e.g. the e-newsletter subscriber goes on to purchase services from the advertiser).

MARKET SIZE ANALYSIS OF THE ONLINE ADVERTISING MARKET IN CHINA

Along with the proliferation of internet and related technologies, the development of online advertising has outpaced that of offline advertising and has become the strong underlying driving force behind the robust growth of the overall advertising market. The market size of online advertising market recorded rapid growth at CAGR of 32.5% between 2014 and 2018, increasing from RMB152.7 billion to RMB471.0 billion. Meanwhile, the emergence of mobile smart devices, such as tablets and smart phones, allows mobile internet users to obtain advertising information more flexibly and promptly than PC internet users. Furthermore, the user data stored in mobile smart devices, including location, age and preference, could facilitate advertisers in delivering their ads more precisely. As a result, the market size of mobile advertising has recorded dramatic growth between 2014 and 2018, increasing from RMB37.8 billion to RMB322.9 billion and representing a CAGR of 71.0%. Due to the low cost, customization and easy tracking of online mobile advertising, the market size of online advertising measured by expenses of advertisers is projected to reach RMB1,431.1 billion by 2023, representing a CAGR of 23.5% between 2019 and 2023. In contrast, online advertising presented through PC channel is projected to grow at a moderate CAGR of 3.9% between 2019 and 2023, reaching RMB186.4 billion by 2023.

Market size breakdown of online advertising in China, 2014–2023E

Source: Frost & Sullivan Report

Based on the types of media that advertisers decide to use to distribute certain contents and conduct their campaigns, online advertising market could be further categorized into several sub- segments including e-commerce, search engine, portal & information, online video, vertical industry, social media etc. Advertising revenues generated through e-commerce websites and search engine websites reached RMB274.6 billion in 2018, which represented 58.3% of market share of the overall online advertising market.

The search engine advertising market is forecasted to reach RMB462.2 billion by 2023, yielding a CAGR of 23.7% between 2019 and 2023. Top search engines in China including Baidu (which represents the recognized industry standard in SEM marketing and search ad optimization), Sogou and Shenma have experienced rapid increase in number of users along with the rapid development of mobile internet.

Driven by the rapid increase of online video subscribers, the market size of online video advertisement increased from RMB15.2 billion in 2014 to RMB67.4 billion in 2018 with a CAGR of 45.1%. Leading online video platforms including Tencent Video, Youku, iQIY, and short video platforms such as Kuaishou and Douyin which fall into the media type of social media, attract large audiences and have become one of the most popular means for people to spend their leisure time. Besides, since social media KOLs are becoming increasingly critical to online sales of fast-moving consumer goods, advertisers are becoming more willing to conduct advertising campaigns through these channels. The uprising of short video social media platforms further drives the rapid increase of the market size of social media advertisement, reaching RMB151.7 billion by 2023, representing a CAGR of 32.9% from 2019 to 2023.

Market size breakdown of online advertising by media type in China, 2014–2023E

Note: The market size refers to the gross revenues generated by different types of media and corresponding advertiser agencies or service providers from the provision of the online advertising services. “Others” includes navigation advertisement, email advertisement, etc.

Market Size Breakdown of Online Advertising Market by Media Type (China), 2014-2023E

CAGR	2014–2018	2019E–2023E
E-commerce	32.9%	23.8%
Search engine	33.2%	23.7%
Portal & information	25.0%	22.4%
Online video	45.1%	24.2%
Vertical industry	27.4%	18.6%
Social media	35.2%	32.9%
Others	20.8%	11.4%

Source: Frost & Sullivan Report

DISPLAY ADVERTISING MARKET

Display advertising refers to the types of advertising on websites or mobile terminals in the format of banners or other formats made of text, images, flash, video and audio. Almost all types of media are using display advertising as one of their formats of advertisement. Display advertising usually appears on distinct sections of websites or apps of all types of online media that are specifically reserved for paid advertising and are aimed at generating a quick conversion. There are countless combinations of formats, sizes, and styles allowing the advertisers to market their products or services flexibly. Display ads also travel far, given the millions of websites reached by display network of major search engines such as Baidu and Sogou. Programmatic purchase refers to an algorithmic approach to the purchase of advertising space in real time, where the purchase, placement, and optimization of media inventory are completed via an automated system using technology and data. Compared with conventional or manual approach of advertising space, programmatic purchase is much more efficient. By using programmatic purchase, advertisers are able to conduct campaigns through display advertising on various platforms and increase customer awareness. The search giants can match the ads up to their websites and apps based on keywords or advertisers’ targeting preferences and display matching advertisement on the side of search results. On the other hand, display advertising analytics allow advertisers to track the number of clicks, impressions and conversions the ad has generated in real-time, giving advertisers an up-to-date picture of what is resonating with consumers.

In 2018, the market size of online display advertising in China reached RMB232.2 billion and is forecasted to reach RMB780.2 billion by 2023.

Market size of online display advertising in China, 2014–2023E

Note: The market size refers to the advertisers’ expenditures on online display advertising

CAGR	2014–2018	2019E–2023E
Online display advertising market	45.5%	25.9%

Source: Frost & Sullivan Report

SEARCH ENGINE ADVERTISING MARKET

Search Engine Marketing (SEM) refers to a form of internet marketing that involves the promotion of websites by increasing their visibility or improving their rankings in search engine results pages primarily through paid advertising. Search engine advertising is one of the major tools for search engine marketing. It refers to a method of placing online advertisements on web pages that show results from search engine queries. As opposed to natural and organic listing, it is a form of internet marketing where advertisements appear on a specific position on results pages by bidding. Advertisers bid for the right to present an advertisement with specific search terms in an open auction. For each keyword, the advertiser submits a bid indicating what he is willing to pay per click, given that a user clicks on the advertisement. If the bid is high enough the ad will be shown. It has become the industry standard today to sell ads on search engines through an auction which is referred to as ad auctions.

Search engine advertising is targeted to match key search terms entered on search engines. This targeting ability has contributed to the attractiveness of search engine advertising for advertisers. Search engine advertising agency not only assists advertisers to optimize the advertising expense, but also establish marketing strategy according to the key words which can define the advertisers.

Search engine advertising has become a prevalent marketing strategy nowadays. For brands and advertisers, investing in search engine advertising can guarantee that their business information will appear at the right time and in the right place. Search engine advertising can provide crucial and unique opportunities to effectively advertise through search engine queries looking for specific products or services. Through successful SEM campaigns, advertisers can create targeted traffic through sponsored links displayed above organic search results. In this case, brands can successfully increase visibility in search engine results page, which can ultimately result in an increased number of website visitors and conversions.

Between 2014 and 2018, the market size of search engine advertising in China experienced tremendous growth, from RMB48.5 billion to RMB152.6 billion with a CAGR of 33.2%. Driven by the effectiveness of search engine advertising in an intensified marketplace in China, the market size of search engine advertising market in China is expected to continue to grow, reaching RMB462.2 billion by 2023 with a CAGR of 23.7% between 2019 and 2023.

Market size of search engine advertising in China, 2014–2023E

Note: The market size refers to the gross revenues generated by search engines and corresponding advertiser agencies or service providers from the provision of search engine advertising services.

CAGR	2014–2018	2019E–2023E
Search engine advertising market	33.2%	23.7%

Source: Frost & Sullivan Report

SOCIAL MEDIA ADVERTISING MARKET

Social media advertising refers to placing advertisements in designated blogs or social media accounts with suitable target audience. Very often, it involves having influencers advertise online through various social media platforms. As the mobile internet has become the main form for daily usage and entertainment in China, more diversified online content formats entered the market, including audio and live streaming. While the dominating online social media platform in China, Weibo, started incorporating the multiple rich format content, more independent short video-focused or live streaming focused online platforms have entered the competition, such as Kuaishou and Douyin. Influencer economy, flow economy and internet influencer advertising have seen growing value with the emergence of vertical market players such as influencer facilitator companies and influencer advertising agencies. Internet influencer advertising has become a popular advertising tool with friendly user experience and precise target of customer segments.

Influencers are categorized as individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming. The favorable natures of internet, such as unlimited geographic coverage, promptness and inclusivity, help influencers gain popularity. The market size of influencer advertising market reached RMB88.0 billion in 2018. Attributed to the large traffic or fan base underlying the influencers and more accurate customer-targeting performance, the influencer advertising market in China experienced dramatic growth between 2014 and 2018, increasing from RMB3.1 billion to RMB88.0 billion, attaining CAGR of 131.1% and accounting for 18.7% of the online advertising market in China in 2018. Along with supporting policies initiated by social media and more professional operation of influencer business offered by multi- channel network (refers to organizations which provide the influencers with professional supporting services to maximize their commercial monetization value), the influencer advertising market is forecasted to reach RMB336.9 billion by 2023, accounting for 24.1% of the total online advertising market in China.

Market size of influencer advertising market in China, 2014–2023E

Note: The market size refers to the gross revenues generated by different type of media and corresponding advertiser agencies or service providers from the provision of the influencer advertising services.

CAGR	2014–2018	2019E–2023E
Influenceradvertising market	131.1%	26.6%

Source: Frost & Sullivan Report

E-COMMERCE ADVERTISING MARKET

E-commerce advertising refers to the placement of advertisements on e-commerce platforms to suitable target audience. The popularity of online shopping and the e-commerce market in China has developed substantially as the consumer expenditure rose in recent years. The gross merchandize volume (“GMV”) of B2C e-commerce market experienced drastic growth at CAGR of 38.1% from RMB1.4 trillion in 2014 to approximately RMB5.0 trillion in 2018. The e-commerce advertising market has experienced significant growth accordingly.

Since searching is a crucial function for consumers to examine the products or services they are interested in on e-commerce platforms, search advertisements are the most common type of advertisements on e-commerce platforms in China, comprising of approximately 55.7% of revenues from all advertisements placed on e-commerce platforms in 2018. Other common types of advertisements include display ads and live streaming ads, comprising of approximately 25.2% and 5.2% of revenues from all advertisements placed on e-commerce platforms in 2018, respectively. Live streaming advertising has become increasingly popular in China in the past two years, and is expected to grow at a higher rate than other forms of advertisements in the e-commerce advertising market.

Between 2014 and 2018, the market size of e-commerce advertising in China experienced significant growth, from RMB39.1 billion in 2014 to RMB160.8 billion in 2018, with a CAGR of 32.9%. The market size of e-commerce advertising market in China is expected to continue to grow at a CAGR of 23.8%, reaching RMB377.8 billion in 2023.

PORTAL & INFORMATION ADVERTISING MARKET

Portal and information advertising refers to the placement of advertisements on information portals. Information portals can be compared to newspapers and magazines except that they are online. Users typically use these information portals to read news and articles. The portals can be of general interest, which offers a variety of content on topics such as local news, world news, entertainment news, sports reports, etc., or can be of specific interest that focuses on a specific area of content.

Portal and information advertising is targeted to match the content of the news or articles shown to the viewers, which has contributed to the attractiveness of portal and information advertising for advertisers. Portal and information advertising provide advertisers effective ways to advertise their services or products to those audience with higher interests in their services or products.

Between 2014 and 2018, the market size of portal and information advertising in China experienced drastic growth, from RMB11.0 billion in 2014 to RMB26.8 billion in 2018, with a CAGR of 25.0%. The market size of portal and information advertising market in China is expected to continue to grow, reaching RMB80.1 billion by 2023 with a CAGR of 22.4% between 2019 and 2023.

ONLINE VIDEO ADVERTISING MAREKT

Online video advertising refers to online display advertisements that occur before, during, and/or after a video stream on the Internet. There are many different types of online video advertisements, and the most common ones include linear video advertisements, overlay video advertisements, and companion video advertisements. Linear video advertisements run sequentially before or in the middle of a video and take over the full video player space, and are typically 15 or 30 seconds long with or without the option to fast-forward through the advertisement. Overlay video advertisements run simultaneously with the video content, usually in the form of an interactive banner advertisements in an overlay. Companion advertisements, on the other hand, are shown alongside the video and usually displayed in the web page around the video player in the form of display banners.

Leading online video platforms including Tencent Video, Youku, iQIYI, and short video platforms such as Kuaishou and Douyin, attracts a substantial number of audiences and has become one of the most popular means for people to spend their leisure time. As the online video market expands rapidly and the number of online video viewers and subscribers increases drastically, online video advertising has become a prevalent marketing strategy nowadays.

Between 2014 and 2018, the market size of online video advertising in China experienced tremendous growth, from RMB15.2 billion to RMB67.4 billion with a CAGR of 45.1%. The market size of online video advertising market in China is expected to continue to grow, reaching RMB210.4 billion by 2023 with a CAGR of 24.2% between 2019 and 2023.

VERTICAL INDUSTRY ADVERTISING MARKET

Vertical industry advertising refers to the placements of advertisements on websites targeted at specific groups of audience, so as to elicit stronger response from viewers and increase viewer to customer conversion rate. An example of a vertical industry advertisement is that a car manufacturer places its advertisements on an automobile website.

Between 2014 and 2018, the market size of vertical industry advertising in China experienced substantial growth, from RMB12.5 billion to RMB33.0 billion with a CAGR of 27.4%. The market size of vertical industry advertising market in China is expected to continue to grow, reaching RMB83.0 billion by 2023 with a CAGR of 18.6% between 2019 and 2023.

OTHER ADVERTISING MARKET

In addition to the several online advertising markets by media type described above, there are also advertisements on other types of media platforms, such as email advertisement. Between 2014 and 2018, the market size of advertising on other types of media experienced growth from RMB15.5 billion in 2014 to RMB32.9 billion in 2018 with a CAGR of 20.8%. The marker size of advertising on other types of media is expected to continue to grow, reaching RMB65.8 billion by 2023 with a CAGR of 24.4%.

MARKET DRIVER ANALYSIS OF THE ONLINE ADVERTISING SERVICE MARKET IN CHINA

INCREASING INTERNET USERS, ESPECIALLY MOBILE INTERNET USERS

Nowadays, internet, especially mobile internet, infrastructure has become prevalent among both urban and rural area in China. For underdeveloped region, the central government has been striving to establish sound mobile internet infrastructure and bring great demographic dividend for the development of mobile internet and online marketing. On a nationwide scale, penetration rate of mobile device and mobile internet have shown increasing trends in the past years. Simultaneously, average weekly duration of mobile device usage of adults in China also experienced growth between 2014 and 2018. The continuous prevalence of internet, and in particular mobile internet, is expected to further drive the fast growth of online advertising industry in China.

RISING DEMANDS FOR ONLINE MARKETING

With favorable policies on national innovation and relatively high penetration rate of mobile internet, China has developed a prosperous entrepreneurship and mobile app market. Along with consumption upgrade, corporations and app developers have developed strong brand awareness and brand loyalty, resulting in growing demands for building up their brands. However, traditional advertising types such as out-of-door advertising and radio and television advertising are in disadvantages because of lack of precise targeting, customer interaction and performance assessment. As a result, an increasing number of entities and app developers are willing to choose online advertising, laying a solid foundation behind the development of online advertising market and the online advertising services market.

INCREASING ONLINE MARKETING EXPENDITURE BY BRAND OWNERS

Supported by the growing internet penetration and the longer average internet usage hours, in the past few years China has witnessed a dramatic growth of online marketing expenditure by brand owners. Compared to traditional marketing methods, digital marketing provides a more efficient channel by allowing accurate targeting and performance-based charge models. In particular, social media marketing with the use of influencers is especially popular among brand owners thanks to its fans effect. As such, the online advertising service industry would also benefit from the brand owners’ shift towards online marketing.

GROWING NUMBER OF SEARCH ENGINE USERS DRIVES THE INCREASING DEMAND OF SEM

Since search engine is one of the major methods for internet users to access the websites they intend to visit, SEM is widely used by advertisers to increase their exposure to their targeted customers. In fact, advertisers spend more on search engine advertising than on any other types of online advertising. The use of SEM successfully assists advertisers to reach their targeted customers and increase the awareness of the products or services they intend to promote. The growing user base of search engines critically drives the increase of expenditures of advertisers on search engine advertising.

ENTRY BARRIER ANALYSIS OF ONLINE ADVERTISING SERVICE MARKET IN CHINA

INDUSTRY RESOURCE BARRIER

Ready access to advertisers and media resources is critical for online advertising service providers. Such access is built through years of providing appropriate services or infrastructure in an integrated and efficient manner. Existing service providers have established integrated advertiser and media networks while new entrants, due to limited capital support, lack of experience, and low bargaining power, are expected to face difficulties in obtaining advertisers and media resources to support their business within short period of time. For search engine advertising service providers, the ability to obtain authorized agency status may impose critical entry barriers for new entrants. For some search engines, only their authorized agencies are authorized to provide relevant SEM services in first-tier and some of the second-tier cities in China, and advertisers and other advertising agencies can only make orders through authorized agencies. For other media resources, authorized agencies also possess huge advantage on conducting marketing services. Possessing both connection with advertisers with big marketing budgets and access to media resources help online advertising service providers to gain strong bargaining power on both sides, resulting in a virtuous cycle and creating strong brand awareness.

INDUSTRY EXPERIENCE BARRIER

Qualified and experienced management capability and service professionals are key success factors for online advertising companies. To be successful, an online advertising service provider requires professional management of various operation processes, including understanding the target audience of the advertisements, advising on advertising strategies, carrying out advertising optimization and facilitating the deployment of online ads. Quality and experienced personnel come with significant costs that a new entrant may not be able to afford. A new entrant seeking to organically develop its own quality and experienced personnel will not be able to do so in a short period of time.

CAPITAL BARRIER

Normally, online advertising service business requires a great amount of working capital for overhead expenditures to support the business operations throughout the supply chain, including the costs for developing advertisers and media resources, operating online service platforms, establishing media networks, as well as related human resources and maintenance costs. In particular, the obtaining of authorized agency status from top-tier media usually entails payment of deposit to the media. Besides, when an advertising service provider first secures an authorized agency status from a media, it may not be able to negotiate for a long credit period from the media. Hence the advertising service provider may need additional working capital to pay the advertising fee to the media before they obtain the payment from their advertisers. The high capital requirements are likely to pose barriers for new entrants in setting up and scaling up of the business.

TECHNOLOGY BARRIER

Ability to adopt or develop necessary technologies goes to the core competency of online advertising service provider. An experienced online advertising service provider with sizable market share and business scale tends to have more resources and financial support and thus will be more able to strengthen their R&D and technology development to support and drive their businesses.

FUTURE TRENDS FOR THE ONLINE ADVERTISING INDUSTRY

FURTHER EXPANSION OF PUBLISHING CHANNELS AND MEDIA RESOURCES

In light of the consolidation and business expansion of internet conglomerates, online media platforms have developed a landscape in which mainstream media platforms own massive customer traffic. To increase advertisement exposure, advertisers tend to market intensively on mainstream platforms such as Baidu, Sougo, Weibo and WeChat. To some extent, mainstream media resources may squeeze the profitability of advertising service providers and advertisers, hence keeping them from further development. Due to the long-tailed nature of media resources and continuous diversification of mobile apps and internet platforms, publishing channels and media resources are expected to enrich and diversify in the future to meet various advertisers’ demands.

GROWING DEMAND FROM ADVERTISERS FROM VARIOUS INDUSTRY SECTORS

With the development of macro economy and expansion of Chinese companies, an increasing number of Chinese advertisers show growing demands for online mobile marketing. And the types of online advertisers have gradually extended to different business sectors such as finance, healthcare and entertainment. As traditional industries gradually developed recognition towards online marketing, the diversity of online advertisers in terms of industry is expected to continue to increase. In the long run, online advertising service providers will continue to help advertisers from various industries to capture value of customer base.

FURTHER DEVELOPMENT OF THE INFLUENCER ECONOMY

At present, the revenue of social media and influencers are mainly generated from advertising. The monetization models for them tend to diversify with the emergence of new business models, such as paid knowledge. Besides, the operational model of social media and influencers has been shifting from operations by individuals to operations supported by professional agency and production teams. There will be more studios and companies focusing on supporting the operations of social media and influencers. In the future, with social media and influencers focusing on producing original contents with the support of professional agency and production teams, the enormous active user base of social media and influencers is expected to transform such social media and influencers to quality media resources. Early entrants with the capability of supporting the development of influencers with sizeable followers and establishing collaborative relationship with such influencers are expected to be in an advantageous position to monetize such social media and influencers in the future.

PRECISION ADVERTISING BECOMING INCREASINGLY FAVORABLE

Technology has radically changed the advertising industry and allowed advertisers to target potential consumers with unprecedented precision. Advertisers, with the proper tools and skill sets, will be able to aggregate data from various sources to paint precise customers profile and identify their targeted customers. With the increasing penetration rate of the internet on both PC and mobile devices, both advertisers and advertising service providers are expected to shift their focus from offline to online, and online advertising campaigns will become increasingly data-driven and technology-oriented. In the future, the prevalence of marketing technologies is projected to further help advertisers to enhance campaign efficiency and effectiveness in order to maximize return on investment.

COMPETITIVE LANDSCAPE OF ONLINE ADVERTISING SERVICE MARKET IN CHINA

According to the Frost & Sullivan Report, the online advertising service market in China is highly fragmented and competitive. In terms of revenue, the top five leading online advertising service providers in terms of gross revenue generated account for 6.25% of the total market share in 2018. Our Company ranked, in terms of gross revenue, fifth among independent online advertising service providers in China in 2018 with a market share of 0.2%, and fourth among independent online advertising service provider by gross revenue generated through search engine ads with a market share of 0.4%. Along with the rising competition of this industry, top-tier service providers with various distribution channels and technology barrier are expected to prevail in the future.

Ranking of leading online advertisement service providers by gross revenue (note 1) in China, 2018

Ranking (Note 2)	Company	Description of the company	Revenue (Note 2) in 2018 (RMB Billion)
1	A	One of the most experienced and resourceful online advertising service providers in China which focuses on integrated online marketing, data analysis platforms, content creation, IP incubation, etc.	10.1

2	B	A Chinese advertising service provider which provides integrated advertising solutions to assist advertisers to optimize the return on the investment of its customers.	9.9

3	C	A Chinese leading online advertising service provider of integrated digital marketing solutions from marketing strategy customization, media resource purchase, data analysis platforms, content creation, etc.	7.1

4	D	A Chinese leading online advertising service provider which assists advertisers to conduct campaign through big data analysis, branding strategy, media resource purchase and optimization, mobile advertising, etc.	1.3

5	Our Company	An independent online advertising service provider which focuses on advertising services including but not limited to search engine marketing, in-feed and mobile app advertising and social media marketing.	1.0

Notes:

(1)	The revenue here refers to the sum of advertisers’ expenses on PC and mobile terminals.
(2)	The ranking only includes independent online advertising service providers which do not possess self-owned distribution resources and are not engaged in automatic programmatic and inventory trading with their own systems such as DSP, SSP, etc.

Ranking of leading online advertising service providers by gross revenue generated through search engine advertisement in China, 2018

Ranking	Company	Description of the company	Revenue in 2018 (RMB Billion)
1	A	One of the most experienced and resourceful online advertising service providers in China which focuses on integrated online marketing, data analysis platforms, content creation, IP incubation, etc.	3.03

2	B	A Chinese advertising service provider which provides integrated advertising solutions to assist advertisers to optimize the return on the investment of its customers.	2.98

3	C	A Chinese leading online advertising service provider of integrated digital marketing solutions from marketing strategy customization, media resource purchase, data analysis platforms, content creation, etc.	1.78

4	Our Company	An independent online advertising service provider which focuses on advertising services including but not limited to search engine marketing, in-feed and mobile app advertising and social media marketing.	0.63

5	D	A Chinese leading online advertising service provider which assists advertisers to conduct campaign through big data analysis, branding strategy, media resource purchase and optimization, mobile advertising, etc.	0.35

BUSINESS

Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as Sogou (搜狗), sm.cn (神马), BoBo Video (波波视频), and Kuaishou Video (快手视频), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

Relying on our management’s extensive industry experience, deep industry insights and well-established network of media resources, we have grown rapidly from a start-up online marketing agency founded in 2014 to a multi-channel online marketing solution provider. According to the Frost and Sullivan Report, we ranked, in terms of gross revenue, the fifth among independent online advertising service providers in China in 2018 with a market share of 0.21%, and fourth among independent online advertising service providers by gross revenue generated through searching engine ads with a market share of 0.41%.

We help advertisers formulate their online advertising strategies, optimize their ads and run their ads on suitable online advertising channels with a view to achieving their business goals. We have built a broad and diverse advertiser base across various industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and other advertising agencies. We believe our ability to attract and retain these advertisers reflects the high level of our services, which is essential to our business growth.

Our business value chain. As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

●	Value to advertisers: As an online marketing service provider, we connect advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procuring ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process.

●	Value to media: As an authorized agency of media, we create value to media businesses in several ways, including, but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising.

Our advertising services. We offer two types of advertising services, SEM services, and Non-SEM services. Our SEM services include the deployment of ranked search ads and other display search ads offered by search engine operators. Our Non-SEM services, on the other hand, include social media marketing, in-feed advertising, and mobile app advertising through deploying ads on media such as social media platforms, short-video platforms, news portals and mobile apps. The display forms of our Non-SEM ads include in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

Set forth below is a summary of the relevant ad formats, the corresponding pricing models generally adopted by media and our revenue model:

Type	Description	Media’s principal pricing model	Our principal revenue model
SEM Services

Search ads	Search ads are normally located at the top, or on the side of the search results page, or the related products of the search engine operators.	Auction-based ads: mainly CPC Non-auction-based ads: mainly CPT	Rebates and incentives
Non-SEM services
In-feed ads	In-feed ads are advertisements that match the format, appearance and function of the platform upon which they appear, typically placed on short video sharing, social media and newsfeed platforms.	Mainly CPM, CPC	Rebates and incentives
Mobile app ads	Mobile app ads are displayed in apps with various formats such as banner ads, button ads, open screen ads, and interstitial ads.	Mainly CPT, CPA	Net fees; rebates and incentives
Social media ads	Social media ads take the form of contents appearing in the designated blogs or social media accounts with suitable target audience.	Mainly CPT	Net fees

We have successfully implemented our business model, and our business experienced substantial growth from our inception to December 31, 2019. Our gross billing has grown from $150.6 million in 2018 to $202.7 million in 2019, representing an increase of 35%. Our gross billing has decreased from $80.8 million for the six months ended June 30, 2019 to $80.8 million for the six months ended June 30, 2020. In the meantime, the media costs have increased from $134.4 million in 2018 to $184.9 million in 2019, representing an increase of 37.6, and from $69.9 million for the six months ended June 30, 2019 to $70.2 million for the six months ended June 30, 2020, representing an increase of 0.4%. Our revenue on a net basis (i.e. difference between gross billing and media costs) has also increased, in tandem with the growth of our advertiser base and their advertising spend, from $16.2 million in 2018 to $17.8 million in 2019, representing an increase of 10.5%, and decreased from $11.0 million for the six months ended June 30, 2019 to $9.8 million for the six months ended June 30, 2020, representing a decrease of 10.6%. See “Summary Consolidated Financial and Operating Data”.

Our Competitive Strengths

We believe our success is attributed to, among other things, the following competitive strengths:

Capability of offering multi-channel online marketing solutions

Our status as the authorized agency for some of the most popular media in China gives us access to diverse advertising resources. We are able to place ads through multiple channels and display them in suitable and desired formats for our advertisers. By offering various advertising channels and ad formats, we attract advertisers with different needs and enable them to select the advertising approaches of their choice ranging from deploying search ads on search engines, short video ads on video sharing platforms, to banners ads on popular websites.

With our management’s extensive industry experience and profound industry insights, we focus on addressing the respective online marketing needs of our advertisers and are committed to offering multichannel online marketing solutions. We believe that our advertisers could benefit from our multi-channel strategy by orchestrating their marketing campaigns through various publication channels, and maximize the advertising impact within their marketing budgets by selecting the optimal advertising channels and forms for their business. We believe our strategy of offering multi-channel advertising solutions will help us enhance our advertisers’ loyalty and sustain our future business growth.

Solid advertiser base spanning a wide range of industries

Our advertiser base has grown substantially during the fiscal years 2019 and 2018. We usually engage our advertisers by entering into agreements with them or their respective group companies on an annual basis. The number of advertisers we served grew from 364 in 2018 to 438 in 2019.

Our broad and diverse advertiser base includes direct advertisers as well as advertising agencies which acquire advertising services on behalf of their clients. The industries of our advertiser base vary from e-commerce and online service platforms, online travel agencies, to financial services, online gaming, car services and other advertising agencies, including well-known brands such as C-trip (携程), 58 Group (五八集团), Ele.me (饿了么), Lianjia Group (链家集团), Niwodai (你我贷), Channel Network Group (渠道网络集团) and i-9game (爱九游).

We believe our broad and diverse advertiser base helps us to maintain a prominent presence in the market and reduce our risk of over-reliance on a single advertiser or advertisers in a single industry, thus giving us a competitive edge over smaller online advertising services providers. Our relationships with advertisers of a broad industry spectrum also enable us to understand the demands and requirements of the advertisers and communicate with them in an accurate and efficient manner, which serves as our primary source to stay informed of the trends and evolutions of the online advertising industry.

We believe our relationships with our advertisers help us build a reputation of high service quality, attracting new advertisers and securing additional authorized agency status with more media, which creates a virtuous cycle for our growth and further our business development. As we continue to build and optimize our advertiser base, we are confident that we will be seen by media as a valuable source to acquire buyers for their ad inventory and they will be more willing to partner with us to monetize their ad resources. Meanwhile, the fact that we have access to a wealth of various advertising channels will position us as the “go-to” place for advertisers who look for one-stop gateway for multiple advertising channels.

Capability of offering optimization services of various ad formats

We are devoted to offering advertising optimization services for advertisers to help them improve the return of investment of their marketing expenditures by creating, implementing and refining marketing campaigns which could better reach the target audience and achieve better results. For instance, we help advertisers to optimize their SEM marketing campaigns by, including but not limited to, identifying the objectives and audience, improving the artistic value and attractiveness of the ad, reviewing and refining the search keywords, controlling the budget and location coverages (such as higher click-through rates and conversion rates). We also help to improve a display ad campaign by advising on the choice of advertising channels which could reach the target audience.

As of the date of this prospectus, we have 22 employees engaging in ad optimization. One of them had passed the exams and been certified as Baidu-certified senior marketing consultants (百度认证资深营销顾问) and two of them had been certified as Baidu-certified marketing consultants (百度认证营销顾问) in recognition of their knowledge in SEM marketing and the administration of search marketing accounts. As the largest search engine, Baidu represents the recognized industry standard in SEM ad optimization, and their certificates testify the optimization capabilities of our personnel. In addition, 12 of them had passed the advanced marketing certification exams of Alibaba Group. Ten of them had been certified as Kuaishou-certified marketing consultants. We believe our optimization capabilities for various formats of ads are recognized by media and valued by our advertisers, which enables us to obtain and sustain a solid advertiser base.

Established relationships with media as their authorized agency

We believe being an authorized agency for leading media is critical to our success. Comparing to acquiring ad inventory indirectly through other advertising agencies, being an authorized agency for leading media gives us direct access to ad inventory and enjoy better profitability. Besides, media would keep their authorized agencies abreast of their latest products and market development trends. This puts us at a better position to offer services that will fit our advertisers’ need. The status as an authorized agency for the media also render us the “go-to” company when advertisers wish to place ads with the relevant media, creating an opportunity for us to cross-sell complementary advertising services.

We have been maintaining close relationships with our media and connected a large number of advertisers to them, which actively contribute to our capability of earning an increasing amount of rebates and incentives from the media.

While our choice of where we acquire ad inventory is mainly driven by the needs of our advertisers, it is also our strategy to grow with our media. Hence in selecting our partnering media, we mainly focus on up-and-coming media with significant growth potential, which we believe will help us in building a stronger bonding with the media, put us in a better position to negotiate for better commercial terms.

We have been an authorized agency of Sogou since 2016, and was its top authorized agency with reference to our comprehensive capability in 2017. Since then, we have secured the authorized agency status with additional media, which provided us access to ad inventory offered by popular search engines such as Sogou (搜狗) and sm.cn (神马), video sharing platforms such as BoBo Video (波波视频) and Kuaishou Video (快手视频), as well as other mobile apps including browsers, e-commerce platforms, news portal apps, content distribution apps, and app stores.

Going forward, we endeavor to continue our efforts to strengthen our media portfolio. We believe that our proven track record in working with reputable media, coupled with our solid advertiser base, will help us retain existing and attract new media partners.

Experienced and visionary management

Our executive management personnel have extensive experience and knowledge in the online advertising industry, bringing us a deep understanding of the business operations in the online advertising industry and the needs of advertisers and media, as well as valuable industry connections. Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer, has devoted more than 14 years in the advertising industry. Ms. Wenxiu Zhong founded our Company with a vision to capitalize on the boom of online advertising industry with the emergence of innovative means to deliver effective online advertisement at low cost. Under her leadership, our gross billing and revenue have grown from $150.6 million and $16.2 million, respectively, in 2018 to $202.7 million and $17.8 million, respectively, in 2019. We also attribute our business growth to our core management team which possess on average over nine years’ experience in the advertising industry. For details of our directors and senior management, see “Management”.

With their extensive knowledge and experience in the online advertising industry, our core management, especially Ms. Wenxiu Zhong, our founder, chairperson of the board and chief executive officer, brings us valuable market insights and well-balanced connections and access to business resources on both the media side and the advertiser side, which, we believe, have significantly contributed to our relationship building and effective relationship management with media, and brings us in-depth knowledge of the operating mechanism of advertisers, their common advertising needs and insights on the approaches to establish business partnerships with them, all of which have contributed to our business growth and market presence.

Our Growth Strategy

Expanding our business scale and securing authorized agency status of additional media

The online advertising market in China is evolving rapidly. According to the Frost and Sullivan Report, the number of internet users in China is expected to grow at a CAGR of 4.5% and reach 969.6 million in 2022, representing an internet penetration rate of 68.1%. Among these internet users, it is expected 99.0% will be mobile users. The growth of the online advertising market will outpace its offline counterpart. It is estimated that online advertising will account for near 80% of the total advertising expenditure in China in 2022, growing from 56.8% in 2017. We believe the growth of the online advertising market will fuel the need for online advertising services as advertisers seek to optimize their online marketing strategy. Emerging media also need to partner with such online advertising service providers to procure advertisers to buy their ad inventory. This creates an enormous opportunity for online advertising service providers like us.

To capture the potential growth of the online advertising service market, we intend to continuously expand our advertiser base, increase the amount of advertising spend from our advertisers and broaden our media resources with authorized agency relationships.

To increase our advertiser base, we will continue to actively attract new advertisers to place ads through us and seek to increase the advertising spend of our existing advertisers. We will also seek to include more high-profile and sizeable advertisers from various industries. We believe this will reinforce our reputation as a reliable online advertising services provider in different industries, which we believe would extend our reach to advertisers in those industries.

In addition, we believe a sizeable advertiser base will help us secure additional authorized agency status of media. Advertisers are in a constant search for media which would mostly effectively reach their target customers at the lowest cost. As the online marketing industry evolves, the popularity of media may change quickly. Therefore, it is critical for us to identify new media resources which could offer advertising services sought after by advertisers. We will keep an eye on popular media which have already acquired massive traffic as well as those up-and-coming media with innovative advertising formats which are expected to attract significant amount of audiences in the future, and seek to secure authorized agency status with them. Then we will seek to enter into agency agreement with the relevant media, which will typically set out the ad inventory available for sale, credits terms, rebate policies as well as requirements for payment of performance deposits by us as authorized agency. Such authorized agency status would position us as the gateway to such media. It also allows us to benefit from the rebate policies which usually come with such authorized agency status and generate additional revenue for us. If we can secure access to popular media with authorized agency status, it will in turn help us attract more advertisers to use our services. This would create a virtuous cycle to fuel the growth of our advertiser and media bases.

This strategy has seen us securing the authorized agency status for distributing the ad inventory of Sogou and Shenma, two leading search engines in China, in 2016 and 2017, respectively. When we expected in-feed advertising as the future hot spot of online advertising, we secured the authorized agency status of Kuaishou (a short-video platform) in 2018. In 2019, we secured the authorized agency status of for the ad inventory of one of the most popular online news portals and a number of short-video platforms in China. We believe such a strategy has contributed to our revenue growth in the fiscal years 2019 and 2018, and will continue to do so in the future. We will keep ourselves abreast of the latest changes of the online advertising landscape, understand the need of our advertisers and identify the potential media with which we could seek to establish authorized agency relationships.

Building our own network of KOLs to further develop our social marketing services

In China, there are a wide array of social media with different features which have amassed a large number of users with various background and interests. On these social media, many popular accounts known as KOLs have flourished and attracted a larger number of followers. These KOLs offer a new channel for advertisers to reach their target audience.

As compared to traditional advertising, social media advertising is more interactive in the sense that followers could comment on and share the content they read, and communicate with the KOLs they are following. This has attracted a large user base for various social media platforms. Users of social media platforms can be KOLs if they can attract a large number of followers on such platforms. By focusing on a specific type of contents, such as life style, parenting, science, cars, financing, or outdoor activities, a KOL can attract followers with similar interests and exert strong influence on their followers. Top KOLs across various social media platforms have now become a new advertising channel for advertising campaigns. Discussions and comments on such media also become a channel for monitoring customer feedback for advertisers. We believe social media marketing can bring high return on investment for advertisers’ marketing spend, and will be one of the key advertising channels in China going forward.

While the cost of creating an account on a social media platform is very low, creating and maintaining KOL accounts with a large number of followers can be challenging. It requires professionally generated contents, frequent contents update, and high sensitivity to hot social topics. It can be even more challenging if an KOL wishes to distribute contents across multiple social media platforms at the same time because the format of the contents and the characteristics of the users on various platforms could differ. Hence, top KOLs are usually supported by professional operational teams.

Although we have years of experience in executing social media marketing campaigns and established relationships with many KOLs and their agencies, we do not directly own or control any KOL accounts at present. When providing social media marketing services to our advertisers, since the distribution of contents is ultimately done by third-party KOLs but not us, it creates uncertainty to us and to our advertisers. Failure on the part of third-party KOLs to generate the desired impacts or responses could affect the effective execution of the social media campaigns, and affect our relationships with our advertisers. Besides, as we do not control those KOL accounts, we are relatively passive and cannot tailor a third-party KOL’s overall style to fit our advertisers’ need. We may lose our advertisers’ engagement if we cannot identify suitable third-party KOLs for their social media advertising campaigns promptly or at all. This has created a bottleneck for the further development of our social media advertising services.

In light of the above, we intend to build our own network of KOLs across multiple social media platforms with various target audiences to offer a wide array of choices for our advertisers with diverse social marketing needs. With more direct and active control over the management and operation of these KOL accounts, it is expected that our own network of KOLs can offer more timely response to our advertisers’ demands under our direct command. Developing our own pool of KOL accounts for social media marketing will offer us the flexibility to tailor such accounts’ sector-focus and interests to align with that of the industries and target audiences of our advertisers. Additionally, our self-operated KOL accounts will also enable us to be in direct contact with and develop a stable pool of the target audience of different interests and segments, which in turn will facilitate repeated deployment of advertising campaigns for the same type of audience. While third-party KOLs’ popularity may change over time for reasons that are out of our control, we will be able to administer our own KOL accounts and actively manage its followers and popularity, which in turn will make our business more sustainable.

While acquiring (whether creating our own or by way of acquisition or other forms of collaboration), managing and popularizing KOL accounts will require upfront expenditure and ongoing operations costs, we believe in the longer run the benefits it brings to our services and business developments will outweigh the costs. Moreover, as our own KOL accounts acquire sufficient popularity and followers, we endeavor to monetize such network of KOLs and develop them into our own revenue generating media resources.

To achieve this strategy, we have formulated a development plan with the following key elements:

Acquisition of KOL accounts. We currently plan to build up our own network of KOL accounts by means of: (i) creating, owning and managing our accounts on various social media platforms with priority focus on topics targeted to attract audiences relevant to the industries for which our existing advertisers belong. In this scenario, we will have full control over the positioning, contents creation, contents approval, and contents publication of such self-own accounts; and/or (ii) identifying existing KOLs who have gained or have the potential to gain sizeable followers in selected area who would be interested in the goods and services of our advertisers, and invest in or enter into partnership with them to secure our access to them. Under such collaboration, the partnering KOLs may choose to remain responsible for the positioning, contents creation and editing, contents approval, and contents publication of their accounts, and when our advertiser wishes to run an ad on such partnering KOL’s account, we may pass the ad materials to the partnering KOL for publishing. Alternatively, we may provide creative directions to the partnering KOL who will then produce the contents for publication.

Servicing of KOL accounts. With the aim of ensuring that our KOL accounts acquire sufficient popularity and followers as well as stimulating continuous interests of followers to such accounts, attracting new followers who would interact with and share contents of the accounts and the KOLs, and enhancing followers’ loyalty, we intend to invest in the design and production of original and high-quality contents (including text, pictures, audios and videos) for publication on a regular and frequent basis, and organizing offline activities which are aligned with the themes and interest focuses of our KOL accounts. We will also seek to increase our KOLs’ exposure by using third-party traffic acquisition platforms for directing internet users to our KOL network. To facilitate our continuous supply of original and high-quality contents, we also intend to set up a studio with well-equipped professional photo and video shooting teams, including professional photo and video directors, editors, engineers, and copywriters to serve and support our own as well as our partnering KOL accounts.

Management of KOL accounts. We expect that administering, maintaining and managing KOL accounts on multiple platforms will be increasingly challenging as the number of accounts continues to grow. In anticipation of this, we plan to build an influencer management system under which we will consolidate the daily management of our KOL accounts. We expect the system to include various functional modules such as social account set-up, contents editing, content publication, follower interaction, and data analytics. We believe such a management system will lay a solid foundation for the future growth of our social media marketing services, and improve the effectiveness of running successful and enduring KOL accounts, and of social media marketing campaigns for our advertisers.

We plan to build our own team for the management and operations of KOL accounts by the end of August 2020. We expect the team to be comprised of about 18 persons, with eight members specializing in content creation, video recording and editing, and the maintaining and managing of KOL accounts, and ten members specializing in presenting KOLs contents through our accounts. To this end, we expect to hire additional personnel with KOL marketing expertise and experiences. We plan to set up a total of 15 KOL accounts on Douyin.com, with five of them being accounts for content sharing and distribution, and ten of them being accounts for video-streaming advertisements and promotions.

We expect to start incurring upfront expenditures in the fourth quarter of 2020. Our upfront expenditure on wages and equipment and on KOL account management and operations are estimated to be around $150,000 and $0.6 million, respectively.

Expanding our manpower and talent pool to support our pursuit of business growth

To support our pursuit of business growth, we intend to expand our operational teams to serve a growing advertiser base and maintain relationships with an increasing number of media. These include senior managers and various talents of our sale team, customer services team, media relationship team, optimization team, creative team, and finance and administrative team. In addition, we intend to form a global business team with 15 to 20 members to support our expansion need in the coming two years, and we expect to incur expenses of approximately ranging between $300,000 and $400,000 for each year.

Our Business Model

Business value chain

As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

•	Value to advertisers: Advertising is driven by advertisers’ need to reach their target customers to create demand for their products and services, build their brands, gain market shares, boost sales and enhance profitability. As an online marketing service provider, we act as intermediary between advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procurement of ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process. We consider that our values to advertisers mainly lie in our ability to help them carry out effective online marketing activities economically. In particular, we can offer our advertisers various types of ad inventory, such as search ads, in-feed ads on various social media and media platforms, and mobile app ads, as well as various optimization services specific to such ad formats.

•	Value to media: Media serve as the medium through which advertisers’ marketing messages are conveyed to their target audience, and monetize their media resources mainly by offering ad inventory for sales to advertisers. Under the current online advertising ecosystem, established media acquire advertisers primarily through their networks of authorized agencies. We, as an authorized agency, create values to media’s business in many ways, including but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising. The use of the authorized agency model enables media to leverage their authorized agencies’ connections to extend their reach to a large base of advertisers, and expand their business scale quickly without inflating their sales and marketing costs. To become the authorized agency of a media, we are typically subject to two to three rounds of evaluation by the media, during which the media takes into account factors including, but not limited to, the history of our Company, the size of our Company, our achievements, our service offerings, the advertisers we cooperate with, the history of our revenue, and the expertise of our employees.

The following is a simplified graphical illustration of our business value chain and the interrelationships among advertisers, media and advertising agencies:

As illustrated in the chart above, in cases where we have direct access to media’s ad inventory, for instance as their authorized agency, we acquire ad inventory directly from the relevant media for our advertisers, which include both (i) direct advertisers; and (ii) third party advertising agencies which do not have direct access to the relevant ad inventory and wish to place ads for their advertisers through us. Meanwhile, we may receive rebate and incentives from the media for selling their ad inventory.

When we do not have direct access to certain media’s ad inventory, we can acquire such ad inventory for our advertisers from other third-party advertising agencies which have direct access, for instance, advertising agencies which are authorized agencies of certain media. Again, we may receive rebate and incentives from such advertising agencies for procuring buyer to acquire ad inventory through them.

Based on the above business value chain, we generate revenue typically (i) in the form of rebates and incentives we earn from media (or their authorized agencies) for procuring advertisers to place ads with them, or (ii) in the form of net fees we earn from advertisers when we purchase ad inventory on their behalf and provide advertising services to them.

Accordingly, both advertisers or media (or their authorized agencies) can be identified as our customers, depending on the revenue model applicable to the relevant services we provide. See “— Revenue model and payment cycle” in this section for further details.

Our Advertisers

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services, and advertising agencies, among others.

Certain of our advertisers carry well-known brands, such as C-trip (携程), 58 Group (五八集团), Ele.me (饿了么), Lianjia Group (链家集团), Niwodai (你我贷), Channel Network Group (渠道网络集团) and i-9game (爱九游). We believe our ability to attract and retain them is testament to of our service capability and critical to our business growth. During the fiscal years 2019 and 2018, the number of advertisers we served grew substantially from 364 in 2018 to 438 in 2019, and our gross billing grew correspondingly from $150.6 million in 2018 to $202.7 million in 2019. The number of advertisers we served grew from 293 during the six months ended June 30, 2019 to 298 during the six months ended June 30, 2020, while our gross billing slightly decreased from $80.8 million for the six months ended June 30, 2019 to $80.0 million for the six months ended June 30, 2020. Our top five advertisers contributed 57.7%, 34.6%, 37.7% and 30.5% of our total gross billing in the six months ended June 30, 2020 and 2019, and the fiscal years 2019 and 2018, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the six months ended June 30,				Gross billing for the years ended December 31,
	2020		2019		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$17,219,842	22%	$22,004,638	28%	$48,395,933	24%	$43,268,778	29%
Online travel agencies	1,538,540	2%	3,426,392	4%	7,778,185	4%	12,917,655	9%
Financial services	416,644	1%	1,236,252	2%	1,980,759	1%	2,293,274	2%
Online gaming	30,972,796	38%	16,363,965	19%	50,856,212	25%	34,858,763	23%
Car services	656,591	1%	1,961,191	2%	3,140,706	2%	10,927,602	7%
Third-party advertising agencies	28,135,994	34%	33,774,926	42%	86,127,396	42%	33,374,550	22%
Others	1,022,923	1%	2,080,150	3%	4,448,883	2%	12,941,557	8%
Total	$79,963,330	100%	$80,847,514	100%	$202,728,074	100%	$150,582,179	100%

Our Media

We have established and maintained collaborative relationships (either directly or through their authorized agencies) with a wide range of media such as search engines, short-video platforms, social media platforms, as well as agencies of KOLs, which enable us to offer our advertisers a diverse choices of ad formats, including search ads, in-feed ads (i.e. ads that match the format, appearance and function of the media format in which they appear), mobile app ads and social media ads on an array of advertising channels.

We act as the authorized agency for a number of media during the six months ended June 30, 2020 and the fiscal years 2019 and 2018, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2019 and 2018 and up to the date of this prospectus, and which we consider to be significant to our business operations:

Media	Description of media	Ad inventory covered by our authorized agency status	Effective period of authorized agency status
Beijing Sogou Information Services Co., Ltd. (北京搜狗信息服务有限公司)	Operator of Sogou (搜狗), the second most used search engine in China in 2019	Various forms of search ads offered by Sogou	From January 2016 to March 2021
Guangzhou Juyao Information Science and Technology Co. Ltd. (广州聚耀信息科技有限公司) (“Guangzhou Juyao”)	Operator of an intelligent marketing platform owned by one of the leading internet technology conglomerates in China

Included search ads offered through sm.cn (神马) search engine and in-feed ads offered through various channels such as UC browsers (UC浏览器), UC Headline (UC头条), Youku (优酷) (Note) PP mobile assistant apps (PP手机助手) and SnapPea (豌豆荚).

From January 2017 to December 2020
Beijing Kuaishou Advertising Co. Ltd. (北京快手广告有限公司)	Operator of Kuaishou (快手), one of the most popular short-video sharing platform in China	In-feed video ads on Kuaishou (快手) app	August 2018 to December 2018
Xiaokaxiu (Jiangsu) Technology Co., Ltd. (小咖秀（江苏）科技有限公司)	Operator of video platforms of Yixia.com (一下科技)	In-feed ads on various video platforms such as BoBo Video (波波视频)	May to December 2018, April 2019 to December 2019
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2020
Hainan Toujiao Infromation Technology Co., Ltd. (海南头角信息科技有限公司)	Operator of video platform of Shuabao (刷宝), a popular short-video sharing platform in China	In-feed ads on Shuabao (刷宝) app	February 2020 to December 2020

Note: We acquired access to the ad inventory offered by Youku (优酷), a video hosting service provider, in September 2018 as authorized agency of a media company which is under the same conglomerate as with Guangzhou Juyao. Subsequently the ad inventory under Youku become available to us under our authorized agency arrangement with Guangzhou Juyao since April 2019.

To the best of our understanding and based on our experience, certain media may require their authorized agencies to place deposits as payment security and/or to signify the authorized agencies’ commitment in procuring certain minimum amount of ad inventory purchases and/or advertising spend for their advertisers. We determine the amount of deposits and the term of deposits based on the contractual terms with relevant media. These media typically require deposits in the amount of 5% to 10% of the minimum amount of ad inventory purchases and/or advertising spend, which will be refunded to us upon the expiration of the agreement if ad purchases and/or advertising spend our advertisers place with such media reach the minimum requirement. In our agreements with the advertisers seeking to purchase ad inventory from these media, we require the advertisers to pay deposits in the same amount required to be paid to the media, which will be refunded to the advertisers if the minimum requirement for ad inventory purchase and/or advertising spend is fulfilled. From time to time we may pay such deposits on behalf of our advertisers for our own as well as our advertisers’ ease of administrative management. In such cases, depending on the background of such advertisers and our relationship with them, we may or may not require our advertisers to place deposits to us on a back-to-back basis. We determine whether to pay deposits on behalf of an advertiser based on several factors including, but not limited to, the advertiser’s credit history, reputation in the industry, and the amount of ad inventory the advertiser purchases through the current order or has purchased in the past. We pay deposits on behalf of roughly 10% of our advertisers, and the amount of such deposits are about 25% of total deposits to be paid to media.

When we contemplate a potential partnership as an authorized agency of a media, we generally take into consideration various factors, including but not limited to:

(i)	the types of online media with potential to attract more user traffic in the future;

(ii)	the competitiveness of the advertising market of the media concerned;

(iii)	the market position and growth potential of the media;

(iv)	the sufficiency of the support which the media can offer to its advertising agencies; and

(v)	the commercial terms, in particular the rebate policy, offered by the media and their requirements for deposits.

Overlapping of our advertisers and media (or their authorized agencies)

As an industry practice, some ad inventory is only available through the relevant media’s authorized agencies a result of the media’s own policies or practices. Thus, advertising agencies may tap into the marketing channels possessed by other advertising agencies to gain access to a wider array of online media.

In our ordinary course of business, we may procure ad inventory on behalf of our advertisers from, and facilitate sales of ad inventory of media which we have authorized agency relationship with to, the same company in the following circumstances:

(i)	An advertising agency procure ad inventory (of a media to which we have direct access and they do not) from us for itself or its advertisers, whereas we source from the same advertising agency on behalf of our advertisers for ad inventory (of a media to which they have direct access and we do not); and

(ii)	We procure ad inventory from a media (such as operators of social media, video-sharing or gaming platforms) for our advertisers, whereas the same media acquires ad inventory of other media through us to market its own services and products.

As a result of the foregoing, we had 6, 7, 9 and 14 overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the same period during the six months ended June 30, 2020 and 2019, and the fiscal years 2019 and 2018, respectively. The table below summarizes the aggregate gross billing, media cost and revenue attributable to such overlapping advertisers and media (or their authorized agencies) during the six months ended June 30, 2020 and 2019, and the fiscal years 2019 and 2018.

	For the six months ended June 30,				For the years ended December 31,
	2020		2019		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$6,445,690	8.1%	$1,694,936	2.1%	$11,733,553	5.8%	$15,767,614	10.4%
Media costs (as our media or media agency)	$553,364	1.0%	$955,913	1.4%	$1,771,186	1.0%	$10,116,340	7.5%
Revenue (as customer)	$39,325	0.4%	$142	0.0%	$40,406	0.2%	$779,719	4.8%

Our procurement of ad inventories from these overlapping advertisers and media (or their authorized agencies) and our procurement of advertisers to purchase ad inventories from these overlapping advertisers and media (or their authorized agencies) were neither inter-connected nor inter-conditional with each other, and were negotiated and conducted independently with each other in the ordinary course of business under normal commercial terms and on an arm’s length basis.

Revenue Model and Payment Cycle

Our revenue is comprised primarily of (a) rebates and incentives offered by media (or their authorized agencies); and (b) net fees earned from advertisers. We determine the type of our revenue based on the contractual terms with relevant advertisers and media (or their authorized agents) and the nature of the business transactions, and we recognize the corresponding revenue when the related services are delivered. In business transactions where we receive rebates and incentives from media (or their authorized agencies), we are rewarded for assuming the role as sales agents of media (with which we have authorized agency arrangements) or other third-party advertising agencies (which are in turn authorized agencies of the relevant media), and these rebates and incentives are recognized as revenue for our provision of such sales agency services. Conversely, in cases where we procure advertising services or ad inventory from media (or other advertising/KOL agents and service providers) on behalf of our advertisers, we are rewarded for the arrangements of advertising services on behalf of our advertisers (but not as principal to the arrangements) such as sourcing and procuring ad inventory and executing ad placements, and we report our revenue earned and costs incurred in these transactions on a net basis as net fees from advertisers.

The following table sets forth a breakdown of our revenues during the six months ended June 30, 2020 and 2019, and the fiscal years 2019 and 2018 by revenue model:

	For the six months ended June 30,				For the years ended December 31,
	2020		2019		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$8,629,572	88.0%	$10,452,623	95.3%	$15,953,148	89.4%	$10,166,602	62.9%
Net fees earned from advertisers	1,171,644	12.0%	511,031	4.7%	1,893,752	10.6%	5,990,274	37.1%
Total	$9,801,216	100.0%	$10,963,654	100%	$17,846,900	100.0%	$16,156,876	100.0%

Rebates and incentives from publishers

In the arrangements with certain media or their authorized agencies, we typically receive rebates and incentives for procuring advertisers to acquire the relevant media’s ad inventory, and we recognize these media (or their authorized agencies) as our customers. On the other hand, to encourage advertisers to subscribe our services and acquire their desired ad inventories through us, we may also offer rebates to our advertisers for their acquisition of ad inventory and/or incurrence of advertising spend. Our revenue is recognized as the rebates and incentives we receive from media (or their authorized agencies) net of any rebates we offer to our advertisers. This revenue model is more commonly applicable in connection with our provision of SEM services and certain in-feed ad services, with major media including search engines, social media platforms and newsfeed platforms.

The following is a simplified illustration of our rebates and incentives revenue model:

Our revenue as the difference between the rebates and incentives we receive from media (or its authorized agency) and the rebates we offer to our advertiser.

Rebates and incentives offered by media (or their authorized agencies)

The rebates and incentives we earn from media (or their authorized agencies) come with a variety of structures and rates, which are primarily determined based on the contract terms with these media (or their authorized agencies) and their applicable rebate policies. Occasionally, media may also offer additional discretionary incentives to encourage their authorized agencies to achieve certain benchmarks according to the media’s then sales and marketing goals.

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the six months ended June 30, 2020 and the fiscal years 2019 and 2018:

•	Across-the-board standard-rate rebates based on the amount of ad currency units(note) acquired or actual advertising spend;

•	Differential standard-rate rebates based on the amount of ad currency units acquired or actual advertising spend and certain prescribed classifications (e.g., industry of advertisers, new or existing advertisers, types of ad inventory);

•	Rebates and incentives on a scale of progressive rates based on accumulated ad currency units acquired or accumulated advertising spend; and

•	Rebates and incentives on progressive or differential rates based on certain prescribed measuring benchmarks (e.g., the number of new advertisers secured, accumulated ad currency units acquired or actual advertising spend from advertisers of a particular industry, growth in ad currency units acquired or actual advertising spend).

Note:	“Ad currency units” are effectively a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory. See “— Our services and operational flow — Campaign launch and performance review” for further details.

The rates offered to us by media (or their authorized agencies) are based on the contractual terms and typically range from 10% to 20%.

These rebates and incentives may (i) take the form of cash which, when paid, are typically applied to set off our accounts payable with the relevant media or their authorized agency; or (ii) in the form of ad currency units which will be deposited in the account we maintained in the back-end platform of the media, and can then be utilized to fulfill our advertisers’ orders for purchases of ad currency units, or as our rebates offered to our advertisers. These rebates and incentives are generally ascertained and settled on a quarterly or annual basis.

Rebates offered by us to advertisers

We may offer rebates to our advertisers in the form of ad currency units, or cash discounts which can be used to offset future payments with us.

The rates of rebates we offer to our advertisers are determined by us on a case by case basis, generally with reference to the rebates and incentives we obtain from the relevant media (or its authorized agency), an advertiser’s committed total spend, and our business relationships with such advertiser.

Net fees from advertisers

Under our net fees revenue model, we are rewarded for our services provided to advertisers, which typically include, among other things, sourcing and procurement of ad inventory and advertising services on behalf of our advertisers with costs incurred in connection thereto. Under this revenue model, since we are not the principal in these arrangements, we report our revenue earned and costs incurred in these transactions on a net basis as net fees from advertisers and we recognize our advertisers as our customers.

This revenue model is more commonly applicable in connection with our provision of mobile app ad services and social media marketing services. We determine the gross fees we charge our advertisers on a client-by-client and campaign-by-campaign basis primarily based on the corresponding media and other advertising service costs and our targeted fee margin.

The following is a simplified illustration of our net fees revenue model:

Our revenue as the difference between the gross fee we charge our advertisers and the costs incurred on its behalf

Payment Cycle

As described in “— Our services and operational flow” in this section below, we typically effect payments to media (or their authorized agencies and other advertising service providers) on behalf of our advertisers. We issue billing to our advertisers for our gross fees and/or payments we make on their behalf, and receive billing from media (or their authorized agencies and other advertising service providers) for acquisition of their advertising services and ad inventory. In this regard, the payment cycle of our business typically involves receivables and settlements from advertisers for our gross fees and/or the amounts we pay on their behalf, and payables and settlements with media (or their authorized agencies and other advertising service providers) for acquisition of their advertising services and ad inventory.

The following table sets out a general summary of our receipts and pay-outs with our advertisers and media, our two major stakeholders:

	Media (or their authorized agencies) or other service providers	Advertisers
Receipts	Rebates and incentives receivable by us from the media (or their authorized agencies)	Amounts receivable by us from advertisers for acquiring ad inventory and advertising services on their behalf
Pay-outs	Amounts payable by us for acquiring ad inventory and advertising services from media or other advertising service providers on behalf of our advertisers	Rebates payable by us to advertisers (or their advertising agencies)

For our SEM services, we are generally granted credit periods of up to 60 days by media (or their authorized agencies) for settlement of payments on acquisition of ad inventory on behalf of our advertisers. For our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to us by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days. For our non-SEM services, the most common credit terms granted to us by media for our in-feed ad services are 180 days, and media for our mobile app ad services and social media ad services typically require prepayments.

On the other hand, we may grant credit terms of up to 180 days to our advertisers in settlement of our billing to them (i.e., payments made on their behalf for acquisition of ad currency units, ad inventory and other advertising services). When considering whether credit terms are to be granted to our advertisers and the duration of credit terms to be granted, we generally take into account a variety of factors, including, but not limited to, the scale and profile of our advertisers’ businesses, their length of business relationships with us, the media of their choices, their budgeted or committed total advertising spend, their financial conditions, their past legal proceedings, their reputation in the industry, and their historical settlement records. For advertisers with new or relatively short business history with us, we may require prepayments or deposits from our advertisers.

It should be noted that the above credit periods are primarily applicable to payments we make on behalf of our advertisers to media (or their authorized agencies and other service providers) for acquisition of their advertising services and ad inventory. In respect of our revenue, the specific credit terms for rebates and incentives from media (or their authorized agencies) are subject to the terms in our written contracts with them, and they are typically settled either by direct set-off of our accounts payable with them (in case of cash rebates and incentives) or through deposits of ad currency units into our accounts maintained with them (in case of in-kind rebates and incentives). Depending on the media, rebates and incentives we receive from media are settled on a quarterly or a yearly basis and at the beginning of the following quarter or following year. For revenue in the form of net fees, given that they represent the difference between the gross fees we charge our advertisers and the media costs incurred on their behalves, credit terms would correspond to our payments made to media (and other advertising/KOL agencies and service providers) and payments received from advertisers as described in the preceding paragraphs.

The following table illustrates the major composition of our accounts receivable and accounts payable generally corresponding to our business:

	Counter-party	Nature or Origin
Accounts receivable	Advertisers	Gross billing charged to advertisers for acquisition of advertising services and ad inventory on their behalf

Accounts payable	Media (or their authorized agencies) and other advertising services providers	Amounts owed to media (or their authorized agencies) or other advertising service providers for acquisition of ad inventory and other advertising services on behalf of our advertisers

Our Services and Operational Flow

Ad formats for which we offer our advertising services

We offer online advertising services for ads typically in the forms of search ads, in-feed ads, mobile app ads, and social media ads.

Search ads

Search engine marketing (SEM) is a form of internet marketing that involves the promotion of the advertisers’ products or services by increasing the visibility of their ads on the search result pages or the derivative products of search engine operators, typically triggered by a keyword searching action initiated by the user of the search engine.

Generally, search ads may take the form of (i) ranked search ads, which are typically ads displayed among the search results triggered by and directly relevant to a user’s keyword searches, and are typically bought through an auction-based model; or (ii) display search ads that appear in other positions (such as the margin) of a search results page, which are more typically bought through a non-auctioned based model.

In an auction-based model, advertisers typically place bids for a higher likelihood to have their ads displayed in the top positions of the search results page to potentially obtain more clicks on their ad. Under this model, ad inventory is typically priced under a “cost per click” (“CPC”) model, which means the advertisers will pay for every click on their ad. The cost is determined by several factors determined by the search engine’s algorithm, typically including the maximum bid, quality score, and the ad rank of other advertisers bidding for the same keyword. For non-auction based model, advertisers generally acquire an ad space on a search results page at a price which is usually determined under a “cost per time” (“CPT”) pricing model.

The following depicts samples of our search ad offerings:

•	Ranked search ads (搜索排名广告):

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•	Display search ads (显示类搜索广告):

In-feed ads

In-feed ads are a form of display ads that blend into the environment they appear in, for instance, looking like part of the news feed on a news or social media webpage, or appearing as a video clip on a short-video sharing platform.

As a form of “precision marketing”, in-feed advertising pushes ads to viewers based on data collected that is relevant to the user’s interests and therefore improves the likelihood of delivering ads to the desired audience of the advertisers. Due to the nature of in-feed ads, optimization in their presentation based on the features of advertisers’ products and services, including factors such as the graphic design of ads and the selection of the target audience, time slots, geographic regions and tiers of cities to display the ads, plays a vital role in improving the likelihood to attract clicks.

We have access to various in-feed advertising channels either directly with the media or with their authorized agencies. These channels include short-video sharing platforms such as Kuaishou and BoBo Video, and various news portal and social media platforms.

Kuaishou (快手)	WeChat (微信)

Baidu news and content network (百度原生)	Today’s Headline (今日头条)

The cost model for in-feed ads is mostly CPC and CPM.

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the six months ended June 30, 2020 and the fiscal years 2019 and 2018, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs.

Banner ad	Button ad

App-launch screen ad	Interstitial ads

The cost model for mobile app is normally CPT and CPA. CPA allows advertisers to pay for a specific action from a prospective customer where a payment is made only when a specific action takes place, such as download (also referred to as CPD), installation and activation.

Social media ads

With the emergence of popular online social media attracting numerous users, advertisers are increasingly receptive of the idea of identifying social media accounts that have influence over potential customers on these platforms, and orienting marketing activities around these KOLs. Our social media marketing services generally involves the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential social media accounts with suitable target audiences.

Our social media campaigns generally take the form of coordinated issuances of content on accounts in various popular media platforms, including popular social networking platforms, video sharing platforms, live-streaming platforms, knowledge sharing platforms and information content platforms, which are intended to reach the readers of the contents of these accounts. Depending on the advertisers’ marketing objectives, various types of social media accounts can be used, such as (i) the accounts of celebrities and famous bloggers who have many followers; (ii) the accounts of key opinion leaders who commands authority and influence in certain areas (such as fashion, cars); (iii) online publications; and (iv) “grass root” accounts within a more niche audience.

To make a post on these social media accounts, we typically collaborate with various KOL agencies which own, manage, operate or have access to such social media accounts. We maintain a list of such KOL agencies, which are reviewed and updated from time to time based on our review of their service quality and their available resources. Generally, we enter into annual framework agreements with these KOL agencies setting out the major terms and administrative procedures for utilizing their social media accounts and KOL resources for ad deployments, and the respective rights and obligations of the parties.

Social media ads (example 1)	Social media ads (example 2)

Our services and operational flow

The diagram below illustrates the major stages of operation flow for the delivery of our advertising services.

Acquiring advertisers
•Major sources of advertisers:
•approach potential advertisers based on market intelligence
•exploit industry connections
• new businesses from existing advertisers
•referrals from advertisers (including advertising agencies) and media
•Submission of proposal (for social media marketing services only)
Pre-launch
•Identify target audience and objectives
•Advertise on advertising strategies, ad type and media selection
•Optimize advertisements
Campaign launch and performance review
•Advertisers place ad request to us
•Procure advertising services and/or ad inventory for advertisers:
•from media directly as authorized agency
•from authorized agency of (or agency having direct access with) relevant media
•from influencer agency and/or other service providers (for social media marketing services only)
•Analyze the effectiveness of advertising campaign
•Review and continue to optimize the advertising compaign

Acquiring advertisers

We acquire advertisers through various means, including (i) approaching potential advertisers based on market intelligence and our industry insights; (ii) exploit our industry connections to identify potential advertisers; (iii) reaching out to our existing advertisers to explore further business opportunities, and (iv) through referrals by our advertisers (including advertising agencies) and media. See “— Sales and marketing” in this section for details.

It is common in the advertising industry to have cross-referrals among advertising agencies to utilize each other’s media resources which are not available to the others. For instance, we have been engaged by advertising agencies from time to time for placement of ads with media for which we are authorized agency, and we treat these advertising agencies and our direct advertisers alike in terms of the services we offer. Similarly, we may approach other advertising agencies who act as authorized agencies or have direct access of other media to acquire ad inventory for our advertisers.

We would negotiate with the advertisers on the commercial terms of the engagement, then we would enter into legally-binding contracts (framework agreements or one-off agreements) for the provision of our services.

Pre-launch

Before launching an advertising campaign, we would usually discuss with our advertiser to understand its products or services to be marketed, its marketing budget and its marketing objectives.

Depending on the needs of our advertisers, we may provide advices and services on advertising strategies and ad optimization, generally covering:

Ad Type	Our advices or services

SEM ads:

Keywords research and selection: We offer advices on selection of desired keywords and search-match criteria as well as exclusion of irrelevant search words to improve the click through rates (CTR) of ads.

Bidding price: We offer advices on bidding price for various types of keywords under the CPC model with a view to improving the effectiveness of an advertising campaign within a certain budget.

Time and place for ad deployment: We help advertisers identify their target audiences (such as their profiles and geographical locations) and target time slots to target the ad displays based on the characteristic of the advertisers’ products and services. By setting these parameters, we aim to target the relevant audiences of the products and services we promoted to improve the efficiency of reaching users with higher likelihood to click on the ads.

Ad presentation: In addition to optimization on search actions and search-match process as described in “Keyword research and selection” above, we also provide design optimization on the presentation of search results such as title phrases, text descriptions and special appearances.

In-feed ads:

Customized audience: Through direct access to the backend platform of the in-feed ad media which provides “tags” based on user profiles and behavior, we advise our advertisers on how to use these “tags” to define their target audiences, and assist our advertisers in adjusting the ad-trigger criteria to achieve more precise marketing.

Time and place for ad deployment: We help our advertisers set parameters such as geographical regions and time slots of ad displays and profiles of target audiences based on the features of advertisers’ products and services to increase the likelihood of the ads reaching their target audience.

Ad presentation: In addition to increasing the precision of the advertisement, we also provide optimization services on the design and format of ads, such as the desired length, content, script and color tone of short video ads to make them more receptive to the target audiences.

Mobile app ads:	We advise our advertisers on the choice of media, length of deployment and the format of the advertisements, and negotiate pricing terms with the relevant media operators on behalf of our advertisers.

Social media marketing ads:	We assist our advertisers in the design of advertising strategies, provide advices on choices of ad formats and materials (such as short-video, image and text descriptions), and recommend appropriate social media accounts and suitable media channels for implementation and deployment of the advertising campaigns based on the themes and the desired effects of the campaigns. From time to time we may be requested to arrange third party service providers to assist in the preparation of advertising materials on behalf of our advertisers.

We provide these advices and services on advertising strategies and ad optimization to our advertisers to improve the effectiveness of their ads, which we believe will serve to enhance our advertisers’ satisfaction, promote their stickiness with us, and encourage them to retain our services.

Campaign launch and performance review

After the advertising strategies and materials are agreed with our advertisers, the advertising campaign will be ready to be launched.

Upon receiving our advertisers’ orders, we would proceed to make ad placement orders with the relevant media or caused ad currency units to be recorded in our advertisers’ accounts on behalf of our advertisers either directly in cases where we are an authorized agency of the relevant media or, in cases where we do not have direct access of the relevant media, through other advertising agencies acting as authorized agency of or having direct access to such media.

For auctioned-based ads (typically ranked search ads and certain in-feed ads), ad inventory is typically acquired through a bidding algorithm using “ad currency units”, a record of virtual currency purchased and recorded in the back-end platform of the media. We typically maintain accounts of ad currency units directly with media or indirectly with media’s authorized agencies on behalf of our advertisers. Ad currency units we purchase on behalf of our advertisers will be recorded in these ad currency accounts for use in bidding for ad inventory. When an ad was clicked or viewed, an amount of ad currency units which the advertiser bid will be deducted from the corresponding ad currency accounts. The advertiser can top up ad currency units in their ad currency accounts to keep the advertising campaign alive. When the balance in the ad currency accounts drops to zero, the campaign will go offline.

For non-auction-based ads (more commonly associated with display search ads, mobile app ads, certain in-feed ads and social media marketing ads), the costs of ad inventory are generally determined based on the ad placement order with reference to, among other things, the prices of the relevant ad inventory set by media, the form and length of exposure of the ads. The actual duration of an advertising campaign, on the other hand, will be determined by the advertiser with reference to its advertising budget and the actual advertising spend.

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it will be subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share the ad content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad.

After an ad is launched, we monitor and assess the overall effectiveness of the advertising campaign in various dimensions, such as the click consumption of search ads, ad exposure of in-feed ads and the visibility and degree of customer engagement of social media campaigns.

Based on the above review, we may further advise our advertisers on advertising strategies and optimization refinements to continuously improve the effectiveness of their ad campaigns. We would update our advertisers of the effectiveness of their advertising campaigns. Review reports may be prepared to highlight our suggested optimization strategies. For social media campaigns, we may also issue closing reports to our advertisers to summarize the key ad deliverables (such as screen shots of the relevant social media accounts) and analyze the campaign effectiveness.

Customers

The identities of our customers vary depending on the type of revenue and the nature of the business transactions. Where we recognize rebates and incentives we earn from media (or their authorized agencies) as our revenue, our customers are the media or their authorized agencies. If we recognize net fees we earn for procuring advertising services and ad inventory from media (or other advertising service providers) on behalf of our advertisers, our customers are our advertisers.

The table below summarizes our revenue model for different services:

Type	Our principal revenue model
SEM Services

• Search ads	Rebates and incentives
Non-SEM Services
• In feed ads	Rebates and incentives
• Mobile app ads	Net fees; rebates and incentives
• Social media ads	Net fees

Top customers

In 2018, our top five customers are Beijing Sogou Information Services Co., Ltd., Beijing Hetaolin Media Advertising Co., Ltd., Xiamen Fengmo Interactive Information Science and Technology Co., Ltd., Yunshi Dimension (Beijing) Science and Technology Co., Ltd., and Guangdong Advertising Co., Ltd., representing 45.3%, 9.0%, 8.2%, 6.5% and 5.2% of our total revenue, respectively.

In 2019, our top five customers are Beijing Sogou Information Services Co., Ltd., Beijing Admatator Network Technology Co., Ltd., Beijing Hetaolin Media Advertising Co., Ltd., Shenzhen Yichunqiu Technology Co., Ltd. , and Beijing Yuetongzhike Network Technology Co., Ltd., representing 45.6%, 13.6%, 7.4%, 7.3% and 5.2% of our total revenue, respectively.

In the six months ended June 30, 2020, our top five customers are Beijing Sogou Information Services Co., Ltd., Hangzhou Yugang Information Technology Co., Ltd., Beijing Famous-Ad Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., and Beijing Yidiantong Network Technology Co., Ltd., representing 82.9%, 4.2%, 3.9%, 2.4% and 1.8% of our total revenue, respectively.

Concentration of customers

79.8%, 54.8% and 63.0% of our gross billing, and 85.8%, 47.2% and 45.8% of our revenue, for the six months ended June 30, 2020 and the fiscal years 2019 and 2018, respectively, were associated with our SEM services. We consider that the significance of our SEM services and our market presence as an advertising agency in this particular segment actually distinguishes us from many other market players engaging in the provision of online advertising agency services. That said, the search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape. In addition, the fact that we are one of the authorized agencies of Sogou renders us one of the go-to online advertising service providers for acquisition of ad inventory offered by Sogou, which further contribute to our customer concentration during the six months ended June 30, 2020 and the fiscal years 2019 and 2018.

Sogou, of which we are its authorized agency since 2016, had been our top customer since we obtained our authorized agency status. We were recognized as the top authorized agency for Sogou in 2017, which we consider signifies our success in delivering SEM services and procuring advertisers for Sogou. The revenue contribution from Sogou had been stable during the six months ended June 30, 2020 and the fiscal years 2019 and 2018, accounting for 82.9%, 45.6% and 45.3% of our revenue in the six months ended June 30, 2020, and the fiscal years 2019 and 2018, respectively.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, with our continuous efforts in expanding our advertiser base and other revenue sources, the number of advertisers we served have increased from 364 in 2018 to 438 in 2019, and from 293 in the six months ended June 30, 2019 to 298 in the six months ended June 30, 2020. Our gross billing and revenue contribution from our non-SEM services have also grown from $55,688,822 and $8,762,386 in 2018 to $91,717,991 and $9,414,668 in 2019, respectively, while decreased from $33,336,746 and $5,282,964 in the six months ended June 30, 2019 to $16,155,524 and $1,396,047 in the six months ended June 30, 2020, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source, attract new advertisers and mitigate our reliance on Sogou.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this prospectus, we had 13 employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

To grow our advertiser base, it is part of our strategy to identify rapidly expanding industry sectors which show a growing need of online advertising services by gathering and analyzing available market intelligence (such as third-party industry research reports, observation regarding ad placements on major media, news about rolling out of new online products and services). We generally prioritize our focus on the lead players in these targeted sectors and reach out to them with a view to introducing our services to them. On the other hand, our management and sales and marketing team has extensive experience in the online marketing industry. It is also our strategy to exploit such industry connections to enhance our visibility in the market and explore opportunities to reach potential advertisers.

We also acquire new business opportunities from our existing advertiser base. By keeping in touch with our existing advertisers, we are able to gain a deeper understanding of our advertisers’ latest business development and their specific advertising needs, and introduce services and ad inventory that are suitable for them.

While our business could come from direct marketing by contacting potential and existing advertisers, a significant portion of our business also come through various referral sources, with the most significant referrals coming from:

(i)	Existing and former advertisers who have used our services: We believe we have established good reputation for the quality of our services in the online advertising industry spread through the word of mouth. Our authorized agency status of popular media also gives us a strong presence in the online advertising market. We believe these factors have increased the likelihood that an existing or former advertiser may recommend our services to its business connections.

(ii)	Media with existing and former business relationship with us: Being an authorized agency for our media is an important source of referrals. Typically, popular media would take effort to market their media platforms to attract more advertisers. As a result, they may from time to time receive direct inquiries from advertisers regarding placement of ads on their platforms. For those media which maintain a network of authorized agencies, they would naturally refer the advertisers which have directly approached them to their authorized agency like us.

(iii)	Other third-party advertising agencies: It is common in the advertising industry to have cross-referrals among advertising agencies to utilize each other’s media resources which are not available to the others. On the back of our relationships and authorized agency status with certain media, we have direct access to the ad inventory offered by such media and attracts other third-party advertising agencies without such direct access to place ads through us. Occasionally, we may also receive referrals from other advertising agencies if they consider the services requested by an advertiser do not fit their business goals and strategies (for instance, in terms of sector focus and target profit margin).

Supporting our sales and marketing team are our customer service team, which helps to offer online advertising services to our clients. Our customer service officers are responsible for supporting our advertisers in the ad placement process. They provide consultative services on advertising strategies, campaign planning, execution and post-launch review. We believe that the quality of our service enables us to develop deeper, longer-lasting relationships with our advertisers, identify new opportunities and win new advertisers.

Competition

The online advertising services market in China is highly fragmented and competitive. Along with further consolidation of the market and the continuous innovation of marketing technologies, the concentration level of independent online advertising market is expected to increase gradually, as leading online marketing technology platforms are expected to take up higher market share in the future. Top-tier service providers with various distribution channels and technology advantages are expected to prevail in the future.

Online advertising service providers compete primarily on access to media resources, size of advertiser base, experience of management and service professionals, sufficiency of funding, quality of service, brand recognition, optimization capability, and technological competency. In addition to competition among online advertising service providers, the industry also faces competition from offline advertising through diversion of advertisers’ marketing budgets.

We believe we can effectively compete with other online advertising service providers with our broad and diverse advertiser base, established relationships with media and their authorized agencies, authorized agency status with popular media and our experienced and visionary management team. Going forward, we endeavor to further enlarge our advertiser base and widen our access to media. To increase our competitiveness in the online advertising market in the future, we intend to use part of net proceeds from this offering to cultivate and develop our own network KOLs to support the provision our social media marketing services. See “Use of proceeds” for further details.

For details regarding competitive landscape of the online advertising market, see “Industry”.

Employees

As of December 31, 2017, 2018, and 2019 and June 30, 2020, we had a total of 63, 115, 75 and 75 employees, all of which are located in China. The following table sets forth the breakdown of our employees by function as of June 30, 2020:

	As of December 31, 2019		As of June 30, 2020
	Number	% of Total	Number	% of Total
Functions:
Sales and marketing	10	13%	13	17%
Advertiser services	13	17%	17	23%
Ad optimization	28	38%	22	29%
Media relationships	9	12%	7	10%
Management and administration	15	20%	16	21%
Total	75	100%	75	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and other incentives.

We primarily recruit our employees in China through direct hiring. We provide robust training programs for new employees that we hire. We also conduct regular and specialized internal training to meet the need of our employees in different departments. We believe such training program is effective in equipping our employees with the skill set and work ethics we require.

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, maternity and unemployment benefit plans.

We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, ethic policies and non-competition with most of our executive officers, managers and employees. These contracts typically include a non-competition provision effective during and up to one year after termination of their employment with us and a confidentiality provision effective during and up to one year after their employment with us.

Our employees have not formed any employee union or association. We believe we maintain a good working relationship with our employees and we have not experienced any difficulty in recruiting staff for our operations as of the date of this prospectus.

Properties and Facilities

Our corporate headquarter is located in Beijing, China. We use the nine properties we own and one property we lease from an unrelated third party in Horgos as office spaces with an aggregate gross floor area of approximately 10,757.99 ft2. We lease five properties as office spaces in Beijing, Shanghai, and Kashi, from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Intellectual Properties

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property critical to our business operations. We rely on a combination of copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our intellectual property.

As of the date of this prospectus, we have registered:

●	two trademarks in Hong Kong;

●	one domain name in China; and

●	13 software copyrights in China.

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark and patent registration applications. Key measures include: (i) timely registration, filing and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and take action in a timely manner if any potential conflicts with our intellectual properties are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

As of the date of this prospectus, we had not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights in China.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in our advertisers’ budgets and spending on advertising campaigns. For example, our revenues tend to increase as advertising spend rises in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfillment of their annual advertising budgets.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2019 and 2018, we did not make any material insurance claims in relation to our business.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As of the date of this prospectus, we are a party to one pending and one recently decided material legal proceedings.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.65 million ($6,838,404), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. As confirmed by our PRC counsel, if the court rules in favor of Ms. Chen Chen and grants her all her demands, we may be exposed to a maximum amount of RMB47.65 million ($6,838,404) in liabilities.

We believe the Contractual Dispute is without merit and we are defending ourselves vigorously. As of the date of this prospectus, this case is still being reviewed. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which we are involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 ($60,873). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, we compensated Ms. Chen Chen a total of RMB424,161 ($60,873) on May 28, 2020.

As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes. In 2019, Horgos Baosheng brought a breach of contract claim against Beijing Xingyuan Automobile Information Technology Co., Ltd. and sought recovery of RMB3.85 million in aggregate. In April 2020, Bejing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. and sought recovery of RMB1,255,000 in aggregate. These two cases are still being reviewed.

Freezing Order

In the litigation process of the Contractual Dispute, Ms. Chen Chen requested Haidian Court to issue a freezing order and freeze all the assets of Beijing Baosheng at the time of request, which were worth a total of RMB47.65 million. On July 15, 2019, Haidian Court issued freezing injunction, ordering the freezing of all the assets of Beijing Baosheng, including cash in the amount of RMB47.65 million (the “Freezing Order”). As of February 9, 2021, the following assets of Beijing Baosheng were frozen pursuant to the Freezing Order:

(1)	100% equity interest in Horgos Baosheng;

(2)	100% equity interest in Kashi Baosheng;

(3)	cash in the amount of RMB 23,500,861.63 in a bank account at Bank of Hangzhou; and

(4)	cash in the amount of RMB 612,913.53 in a bank account at Bank of China.

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.65 million were ordered to be frozen. As of August 28, 2020, the total amount of cash in the two bank accounts of Beijing Baosheng was less than the amount ordered to be frozen, and therefore, no cash may be withdrawn from the bank accounts.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the surrender of matured loans, or other decisions that may impact the value of equity interest of the company.

As a result of the Freezing Order, industrial and commercial registration of Beijing Baosheng has been restricted. During the restriction period, Beijing Baosheng is not allowed to register with competent authority to execute any change in its equity, registered capital, business scope, or legal representative. Despite these restrictions, Beijing Baosheng has been, and is expected to continue to be operating as normal. At this time and in the foreseeable future, we do not intend to carry out any change with Beijing Baosheng’s industrial and commercial registration which has been restricted, and therefore we do not expect such restrictions to have significant adverse impact on our business operations.

Exposure of the Company and Ms. Wenxiu Zhong’s Guarantee Letter

As confirmed by our PRC counsel, as a result of the litigations discussed above, we may be exposed to a maximum amount of RMB48,074,161 ($6,899,277) in liabilities.

Pursuant to Ms. Wenxiu Zhong’s Guarantee Letter, she promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. We, however, recognize that there are risks involved in this arrangement. See “Risk Factors – Risks Related to Our Business and Industry – Our financial condition and liquidity position may be subject to the credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.”

REGULATIONS

We are an online advertising services provider in China. This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulations relating to Advertising Businesses

The Advertising Law of the PRC (《中华人民共和国广告法》) which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 27, 1994 and amended on April 24, 2015, October 26, 2018 respectively and became effective on October 26, 2018, requires that advertisers, advertisement operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (1) damages the national dignity or interest, or involves state secrets; (2) contains such words as “national”, “highest level” and “the best”; and (3) involves ethnic, racial, religious and gender discrimination. In addition, advertisements with certain special contents shall be subject to government review prior to publication, and advertisement operators and advertisement publishers shall confirm that such review has been sufficiently implemented and relevant approvals have been obtained. Violation of the aforesaid requirements may lead to penalties, confiscation of advertising revenues, or being ordered to stop spreading the advertisement or to publish an advertisement for correcting any misleading information. If such case is serious, the industrial and commercial administration authority may order termination of advertising operation or cancelation of the business license.

The Interim Measures for the Administration of Internet Advertising (《互联网广告管理暂行办法》) which was promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016 governs all advertisements published on the Internet, including but not limited to advertisements in the form of text, image, audio and video which are published through website, web page and application. Internet advertisement operators and publishers shall not design, produce, provide agency services for or publish any false advertisement they know or should have known; shall establish a review and file management system, inspect and verify relevant supporting documents, and check contents of advertisements; and shall not design, produce, provide agency services for or publish any advertisement whose contents are untrue or without sufficient supporting documents.

Regulations relating to Internet Information Services

On September 25, 2000, the State Council of the People’s Republic of China (the “State Council”) promulgated the Administrative Measures on Internet Information Services (《互联网信息服务管理办法》) (the “Internet Measures”), which was later amended and became effective on January 8, 2011. Under the Internet Measures, internet information services are divided into profitable services and non-profitable services, a license requirement shall be satisfied before conducting profitable internet information service, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the Internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers (for non-profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services providers are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. Additionally, as the Internet information service providers, under the Tort Liability Law of the PRC (《中华人民共和国侵权责任法》), which became effective on July 1, 2010, they shall bear tortious liabilities in the event they infringe upon other persons’ rights and interests. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the Internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the Internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an Internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its Internet service but fails to take necessary actions, it is jointly and severally liable with the Internet user.

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security (《全国人民代表大会常务委员会关于维护互联网安全的决定》), later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (《计算机信息网络国际联网安全保护管理办法》) which was promulgated by the Ministry of Public Security (the “MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet (《互联网安全保护技术措施规定》) which require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local public security bureaus may recommend that the original certificate examination, approval and issuing organizations revoke its operating license and shut down its websites. Pursuant to the Circular of the MPS, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security (《公安部、国家保密局、国家密码管理局、国务院信息化工作办公室关于印发〈信息安全等级保护管理办法〉的通知》) which was promulgated on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection (《关于加强网络信息保护的决定》), which became effective on the same day, to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users (《电信和互联网用户个人信息保护规定》) to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

On November 7, 2016, the SCNPC published the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), or the Cyber Security Law,which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review.Our PRC legal counsel has advised us that, based on its understanding of the Cyber Security Law, we are not a network operator and not subject to the requirements imposed to network operators under the Cyber Security Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cyber Security Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this prospectus, we are in material compliance with the Cyber Security Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel has further advised us that there are uncertainties as to how the Cyber Security Law will be interpreted or amended by competent authorities in the future.

On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (for Trial Implementation) (《网络产品和服务安全审查办法（试行）》), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements.

Regulations relating to Intellectual Property Rights

Copyrights

In accordance with the Copyright Law of the PRC (《中华人民共和国著作权法》) promulgated by the SCNPC on September 7, 1990, last amended on February 26, 2010 and came into effect on April 1, 2010, Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method; engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

In accordance with the Regulations on the Protection of Computer Software (《计算机软件保护条例》) promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published. In accordance with the Measures for the Registration of Computer Software Copyright (《计算机软件著作权登记办法》) promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations.

Trademark

In accordance with the Trademark Law of the PRC (《中华人民共和国商标法》) (the “Trademark Law”), which was promulgated by the SCNPC on August 23, 1982 and came into effect on March 1, 1983, and was last amended on April 23, 2019 and came into effect on November 1, 2019, and the Regulations for the Implementation of the Trademark Law of the PRC (《中华人民共和国商标法实施条例》) which was promulgated by the State Council on August 3, 2002, came into effect on September 15, 2002 and was last amended on April 29, 2014 and came into effect on May 1, 2014, any trademark which is registered with the approval of the Trademark Office is a registered trademark, including commodity trademark, service trademark, collective trademark, certification trademark, and the trademark registrant has the exclusive right to use a registered trademark and such right is protected by law. A registered trademark is valid for a period of 10 years commencing from the date on which the registration is approved. Use of a trademark that is identical with or similar to a registered trademark, for the same kind of or similar commodities, without authorization of the trademark registrant, constitutes infringement of the exclusive right to use a registered trademark.

Domain name

In accordance with the Measures for the Administration of Internet Domain Names (《互联网域名管理办法》) which was promulgated by the MIIT on August 24, 2017 and came into effect on November 1, 2017, the Implementing Rules of China Internet Network Information Center on Domain Name Registration (the “Implementing Rules of Domain Name Registration”) (《中国互联网信息中心域名注册实施细则》) which was promulgated by China Internet Network Information Center (the “CNNIC”) on May 28, 2012 and came into effect on May 29, 2012, and the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution (the “Measures on Domain Name Dispute Resolution”) (《中国互联网络信息中心域名争议解决办法》) which was promulgated by CNNIC May 28, 2012, came into effect on June 28, 2012 and was last amended on September 1, 2014 and came into effect on the same date, domain name registrations are handled through domain name service agencies established under relevant regulations, and the applicant becomes a domain name holder upon successful registration, and domain name disputes shall be submitted to an organization authorized by CNNIC, for resolution. Both the Implementing Rules of Domain Name Registration and the Measures on Domain Name Dispute Resolution were abolished on June 18, 2019 and replaced by Implementing Rules of China Top Level Domain Name Registration (《国家顶级域名注册实施细则》).

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services (《工业和信息化部关于规范互联网信息服务使用域名的通知》) which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, internet access service providers shall verify the identity of each internet information service provider, and shall not provide services to any internet information service provider which fails to provide real identity information.

Regulations relating to Labor and Social Welfare

The Labor Contract Law

Pursuant to the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》), which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, labor contracts shall be concluded in writing if employment relationships are to be or have been established between enterprises or institutions and the employees. Enterprises and institutions are forbidden to force employees to work beyond the time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner.

According to the Labor Law of the PRC (《中华人民共和国劳动法》) which was promulgated on July 5, 1994 and last amended and came into effect on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate employees in occupational safety and sanitation in the PRC. Occupational safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of occupational protection.

Social Insurance and Housing Fund

Pursuant to the Interim Regulations on Levying Social Insurance Premiums (《社会保险费征缴暂行条例》 ) promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees (《国务院关于完善企业职工基本养老保险制度的决定》) promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee (《国务院关于建立城镇职工基本医疗保险制度的决定》) issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance (《失业保险条例》) effective from January 22, 1999, Regulations on Work-Related Injury Insurance (《工伤保险条例》) promulgated on April 27, 2003, amended on December 20, 2010, and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees (《企业职工生育保险试行办法》) promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees (《国务院办公厅关于全面推进生育保险和职工基本医疗保险合并实施的意见》), promulgated by the General Office of State Council on March 6, 2019, maternity insurance fund shall merge into the basic medical care insurance fund for employees so as to unify payment and harmonize consolidation level. The new ratio of employers' contribution to basic medical care insurance for employees is determined based on the aggregate of the ratios of employers' contribution to maternity insurance and basic medical care insurance for employees, and an individual is not required to pay for maternity insurance. Therefore, after March 6, 2019, our Company has no record of maternity insurance fund in the payment details of social security, since it has been merged into the basic medical care insurance fund.

Pursuant to the Social Insurance Law of the PRC (《中华人民共和国社会保险法》), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums (《人力资源社会保障部办公厅关于贯彻落实国务院常务会议精神切实做好稳定社保费征收工作的紧急通知》), promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund (《住房公积金管理条例》) effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.

Regulations relating to Tax

Enterprise income tax

According to the EIT Law, enacted on March 16, 2007, effective on January 1, 2008 and last amended on December 29, 2018 by the SCNPC and the Implementation Regulations for the Enterprise Income Tax Law of the PRC (《中华人民共和国企业所得税法实施条例》), enacted on December 6, 2007, amended and came into effect on April 23, 2019 by the State Council, and its relevant implementation regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if nonresident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》) promulgated by the MOF and the SAT on November 29, 2011 and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) promulgated by the Government of Xinjiang Uygur Autonomous Region of China on April 29, 2012, an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and fallen within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (新疆困难地区重点鼓励发展产业企业所得税优惠目录) shall be exempted from EIT for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Value-added Tax

Pursuant to the Provisional Regulations on VAT of the PRC (《中华人民共和国增值税暂行条例》) promulgated by the State Council on December 31, 1993, and subsequently amended on November 5, 2008, February 6, 2016 and November 19, 2017 respectively, and the Implementation Rules of the Provisional Regulations on VAT of the PRC (《中华人民共和国增值税条例实施细则》) promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011 respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business Tax (《营业税改征增值税试点方案》). Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities to levy a 6% VAT on revenue generated from certain kinds of services in lieu of the business tax.

The Administrative Measures on Tax Exemption for Cross-border Acts Subject to VAT in the Pilot Scheme for Levying VAT in Place of Business Tax (for Trial Implementation) (《营业税改征增值税跨境应税行为增值税免税管理办法（试行）》), which was promulgated on May 6, 2016 by the SAT and effective on May 1, 2016, and was amended on June 15, 2018, effective on the same day, provides that if a domestic enterprise provides cross-border taxable services such as technology transfer, technical consulting, and software service, the above mentioned cross-border taxable services shall be exempt from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to VAT Reform (the “Circular 36”) (《关于全面推开营业税改征增值税试点的通知》), which was last amended by the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform (《财政部、税务总局、海关总署关于深化增值税改革有关政策的公告》) on March 20, 2019 and came into effect on April 1, 2019, confirms that business tax will be completely replaced by VAT from May 1, 2016. The Notice of the MOF and the SAT on the Adjustment to VAT Rates (《关于调整增值税税率的通知》), promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (《关于深化增值税改革有关政策的公告》) ,which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

Dividend withholding tax

Under the Law of the PRC on Wholly Foreign-Owned Enterprises (《中华人民共和国外资企业法》), which was promulgated by the National People’s Congress of the PRC in 1986, revised by the SCNPC on October 31, 2000 and September 3, 2016 and repealed on January 1, 2020, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.

According to the EIT Law and its implementing rules, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes (《内地和香港特别行政区关于所得避免双重征税和防止偷漏税的安排》), or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company.

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties (《关于执行税收协议股息条款有关问题的通知》), which was promulgated by the State Administration of Taxation, or SAT, and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

According to the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协议待遇管理办法（试行）》), which was promulgated by the SAT on August 24, 2009 and became effective on October 1, 2009, where a non-resident enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

The Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协议待遇管理办法（试行）》) was repealed by the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers (《非居民纳税人享受税收协议待遇管理办法》), which was promulgated by the SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, where a non-resident enterprise that receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and subject to the subsequent regulation of the competent tax authority. The Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers has subsequently been repealed by the Administrative Measures on Treaty Benefits Treatment for Non-Resident Taxpayers (《非居民纳税人享受协定待遇管理办法》), promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, which still adopts the same provisions as the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents.

PRC Laws and Regulations relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC (《中华人民共和国外汇管理条例》), as amended in August 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the SAFE’s prior approval is obtained and prior registration with the SAFE is made. On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (the “SAFE Circular No. 21”), which was amended on December 31, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》) (the “SAFE Circular No. 59”) promulgated by the SAFE on November 19, 2012, that became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (the “SAFE Circular No. 37”), promulgated by the SAFE and which became effective on July 4, 2014, (1) a PRC resident (the “PRC Resident”) shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》) (the “SAFE Circular No. 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Circular No. 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations relating to Foreign Investment

Investment activities in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017) (《外商投资产业指导目录(2017年修订)》) (the “Catalogue”), which was promulgated jointly by the MOFCOM and National Development and Reform Commission (the “NDRC”) on June 28, 2017 and became effective on July 28, 2017 and contains specific provisions guiding market access of foreign capital. Under the Catalogue, foreign-invested industries are classified into two categories, namely (1) encouraged foreign-invested industries; and (2) foreign-invested industries which are subject to special administrative measures for access of foreign investment (the “Negative List”). The Negative List is further divided into restricted foreign-invested industries and prohibited foreign-invested industries, setting out restrictions such as shareholding requirements and qualifications of the senior management. Any industry not listed in the Negative List is a permitted industry.

The NDRC and the MOFCOM issued the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2019) (《外商投资准入特别管理措施(负面清单) (2019年版)》) (the “Negative List 2019”) on June 30, 2019, which became effective on July 30, 2019 and the Negative List in the Catalogue was repealed simultaneously. The Negative List 2019 contains a list of fields that foreign investment is restricted or forbidden.

On June 23, 2020, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2020年版)) (the “Special Administrative Measures”) , which was promulgated by the NDRC and the MOFCOM and became effective on July 23, 2020 , replaced the Negative List 2019. Industries listed in the Special Administrative Measures are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Special Administrative Measures and is thus within a permitted industry for foreign investment.

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended and became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

Pursuant to the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) (the “Law on Wholly Foreign-owned Enterprises of the PRC”), which was promulgated by the SCNPC on April 12, 1986, last amended on September 3, 2016 and became effective on October 1, 2016, where the establishment of wholly foreign-owned enterprises does not involve the implementation of special access administrative measures prescribed by the state, the establishment, breakup, merger, or any other major change and the operation period of such enterprises are subject to record-filing administration.

The Implementing Rules for the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法实施细则》) (the “Implementing Rules on Wholly Foreign-owned Enterprises”) was promulgated by the State Council on December 12, 1990, then was amended on April 12, 2001 and February 19, 2014, and became effective on March 1, 2014. According to the Implementing Rules on Wholly Foreign-owned Enterprises, industries in which the establishment of wholly foreign-owned enterprises is prohibited or restricted shall be regulated in accordance with the provisions of the Stat about foreign investment orientation and the Catalogue.

The Law on Wholly Foreign-owned Enterprises of the PRC and the Implementing Rules on Wholly Foreign-owned Enterprises have been repealed by the Foreign Investment Law of the PRC (《中华人民共和国外商投资法》 (the “Foreign Investment Law”), which was adopted by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. According to the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. The pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts. The negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The State shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the PRC Company Law and the Partnership Enterprise Law of the PRC (《中华人民共和国合伙企业法》) and other laws. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment. For any field restricted by the negative list, foreign investors shall conform to the investment conditions as required in the negative list, and fields not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly.

The Law on Sino-Foreign Equity Joint Ventures of the PRC (《中华人民共和国中外合资经营企业法》), the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法中》) and the Law on Sino-Foreign Cooperative Joint Ventures of the PRC (《中华人民共和国中外合作经营企业法》) were repealed simultaneously when the Foreign Investment Law came into effect on January 1, 2020, and foreign-funded enterprises which were established in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

Regulations relating to M&A and Overseas Listing

The Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”) was promulgated by six PRC ministries including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, the CSRC and the SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. The M&A Rules stipulate that a foreign investor is required to obtain necessary approvals when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by the MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access (《外商投资准入管理指引手册》), which was issued and became effective on December 18, 2008 by the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

The following individuals are the members of the Board and the executive management of the Registrant.

Name	Age	Position(s)
Wenxiu Zhong	38	Chairperson of the board and Chief Executive Officer
Sheng Gong	38	Director
Yue Jin	39	Chief Financial Officer
*Yu Zhong	44	Independent Director
*Zuohao Hu	56	Independent Director
*Adam (Xin) He	47	Independent Director

* This individual has indicated his or her assent to occupy such position upon closing of this offering.

The following is a brief biography of each of our executive officers and directors or director nominees:

Wenxiu Zhong, age 38, is our founder, chairperson of the board, and chief executive officer. She was appointed as a director on December 4, 2018. She joined our Company in April 2015 as the chief executive officer of Beijing Baosheng and was appointed as the legal representative and the sole director of Beijing Baosheng in September 2015. Ms. Wenxiu Zhong has over 14 years of experience in the advertising industry. Prior to joining our Company, Ms. Wenxiu Zhong served as the vice president of Weimeng Xingkong (Beijing) Information Technology Co., Ltd. from April 2012 to March 2015. From October 2008 to November 2011, Ms. Wenxiu Zhong served as the national media director of Beijing Union Damei Advertising Co., Ltd. From November 2006 to August 2008, Ms. Wenxiu Zhong worked at Tensyn Digital Marketing Technology Joint Stock Company, a company listed on the Shenzhen Stock Exchange (Stock Code: 300392). Ms. Wenxiu Zhong received a bachelor’s degree in computer and application from Heibei University of Science and Technology in 2006.

Yue Jin, age 39, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2003.

Sheng Gong, age 38, serves as the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Prior to joining us, Mr. Sheng Gong worked as a sales director at Beijing Jinyuan Interative Technology Advertising Co., Ltd., from March 2013 to May 2016. From October 2008 to February 2013, Mr. Sheng Gong worked as a director of the customer department of Beijing Zhenyu Hezhong Advertising Co., Ltd. From July 2007 to October 2008, Mr. Sheng Gong worked at Beijing Tensyn Digital Marketing Technology Joint Stock Company. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in 2004.

Yu Zhong, age 44, has served as our independent director since February 2021. Ms. Yu Zhong has over 14 years of experience in legal practice. Ms. Yu Zhong has served as a partner at Beijing Kangda (Guangzhou) Law Firm. Prior to that, Ms. Yu Zhong served as a lawyer and partner at Goldsun Law Firm from August 2012 to March 2018, and as a lawyer at Goldsun PMT (Qianhai) Law Firm. From June 2005 to August 2012, Ms. Yu Zhong served at Guangdong Xinyang Law Firm as a lawyer from June 2005 to August 2012 and as a partner from July 2008 to August 2012. Ms. Yu Zhong has also been an associate of the Securities Law Committee of the Guangdong Lawyers Association since March 2017. Mr. Yu Zhong received a bachelor’s degree in law and a master’s degree in law from Sun Yat-sen University in 1998 and 2005, respectively.

Zuohao Hu, age 56, has served as our independent director since February 2021. Professor Zuohao Hu has over 30 years of teaching and research experience in the field of business management. Professor Zuohao Hu currently serves as the executive associate director of the China Business Research Center at School of Economics and Management of Tsinghua University. In December 2007, Professor Zuohao Hu appointed as a professor at the School of Economics and Management of Tsinghua University. Professor Zuohao Hu served as an independent director at Unilumin Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (Stock Code: 300232) from December 2015 to May 2019, and Ningbo Bird Co., Ltd., a company listed on the Shanghai Stock Exchange (Stock Code: 600130) from June 2017 to June 2020, respectively. Professor Zuohao Hu has been serving as an independent director at Kingsignal Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (Stock Code: 300252) since March 2017, and Ocean’s King Lighting Science and Technology Co., Ltd., a company listed on Shenzhen Stock Exchange (Stock Code: 002724) since June 2020. Professor Hu received a bachelor’s degree in mechanics from Huazhong Institute of Technology (currently known as Huazhong University of Science and Technology) in the PRC in 1985, and a master’s degree in mechanics from Zhejiang University in the PRC in 1988. Professor Zuohao Hu received his doctorate degree in economics from Kyoto University in Japan in 2000.

Adam (Xin) He, age 47, has served as our independent director since February 2021. Mr. Adam (Xin) He has served as the chief financial officer for a Fortune Global 500 conglomerate, Wanda America Investment Holding Co, since May 2012. Amongst many of the responsibilities inherent to this leadership position, Mr. He played a key role in two of the most world-renowned projects – the development of a 101-story landmark “Vista Tower” in downtown Chicago and the acquisition of AMC Entertainment Inc., that he later led its initial public offering to NYSE in 2013. In addition, during the period of August 2012 to December 2014, Mr. He merged the qualities of Wanda with AMC that resulted in a historic high profit for the American theatrical exhibition business that owns and operates 660 theaters. Due to his expertise, Mr. He was invited to serve as an independent director at several Nasdaq traded companies. Mr. Adam (Xin) He came from a diverse background across various industries. From 2010 to 2012, he served as Financial Controller for NYSE listed Xinyuan Real Estate Co., a top developer of large scale, high quality residential real estate projects. Prior to that, Mr. He served as an auditor at Ernst & Young LLP in New York. Mr. He also held various leadership roles at Chinatex Corporation and an architecture company in Beijing. As a member of the Financial Executives International and Vice Chair of the China General Chamber of Commerce Chicago, Mr. He dealt with and successfully served as a liaison for many businesses between the U.S. and China. Mr. Adam (Xin) He obtained a bachelor’s degree and master’s degree in taxation from Central University of Finance and Economics in Beijing in 1993 and 2001, and a master’s degree in accounting from Seton Hall University in New Jersey in 2017. Mr. Adam (Xin) He is a Certified Public Accountant both in China and in New York state.

Pursuant to our articles of association as we expect them to be amended and become effective on or before the completion of this offering, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

For additional information, see “Description of Share Capital—Directors.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to the registration statement that includes this prospectus, we agreed to employ each of our executive officers for a specified time period, which will be automatically renewed for another one-year term unless either party provides the other party a two-month written notice before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the U.S. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have entered to indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors consists of five (5) directors, including three (3) independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract, proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Adam (Xin) He, Yu Zhong, and Zuohao Hu. Mr. Adam (Xin) He is the chairman of our audit committee. We have determined that Adam (Xin) He, Yu zhong, and Zuohao Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Adam (Xin) He qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Zuohao Hu, Yu Zhong, and Adam (Xin) He. Professor Zuohao Hu is the chairperson of our compensation committee. We have determined that Zuohao Hu, Yu Zhong, and Adam (Xin) He satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yu Zhong, Adam (Xin) He, and Zuohao Hu. Ms. Yu Zhong is the chairperson of our nominating and corporate governance committee. Yu Zhong, Adam (Xin) He, and Zuohao Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our Company; and

•	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB510,000 ($73,818.90) as compensation to our executive officers, and we did not compensate our non-executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which comprises of two directors, has been making all determinations regarding executive officer compensation from the inception of the Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which was filed as Exhibit 99.1 of the registration statement of which this prospectus forms a part and applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 20,400,000 Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering, assuming the Representative does not exercise its over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have six shareholders of record, none of whom are located in the United States. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number*	Percent†	Number	Percent†	Percent
Directors and Executive Officers: **
Wenxiu Zhong(1)	5,940,000	29.12%	5,940,000	22.50%	22.50%
Sheng Gong(2)	660,000	3.24%	660,000	2.50%	2.50%

All directors and executive officers as a group:	6,600,000	32.35%	6,600,000	25.00%	25.00%

5% Shareholders:
Deng Guan BVI	4,600,000	22.54%	4,600,000	17.42%	17.42%
PBCY Investment	6,000,000	29.41%	6,000,000	22.73%	22.73%
EJAM BVI	2,000,000	9.80%	2,000,000	7.58%	7.58%

Notes:
*	Represents the number after share split effected on July 6, 2020.
†	For each person included in this column, percentage ownership is calculated by dividing the number of Ordinary Shares beneficially owned by such person by the sum of the total number of outstanding shares. The total number of ordinary shares outstanding after completion of this offering will be 26,400,000, assuming that the underwriters do not exercise the over-allotment option.
**	The business address for our directors and executive officers is Room 901, Block B, Jinqiu International Building, No.6 Zhichun Road, Haidian District, Beijing, People’s Republic of China.
(1)	Represents 6,600,000 Ordinary Shares owned by An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 90% by Ms. Wenxiu Zhong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 6,600,000 Ordinary Shares owned by An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 10% by Mr. Sheng Gong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on December 4, 2018. We have issued the following Ordinary Shares to certain founding shareholders.

Purchaser	Date of Issuance	Number of Ordinary Shares Note	Consideration
An Rui Tai BVI	December 4, 2018	660	US$0.33
Deng Guan BVI	December 4, 2018	460	US$0.23
PBCY Investment	December 4, 2018	600	US$0.30
EJAM BVI	December 4, 2018	200	US$0.10
Everlasting Innovation	December 4, 2018	80	US$0.04
Etone Investment	May 13, 2019	40	HK$14 million (US$1,797,731)
An Rui Tai BVI	July 6, 2020	6,599,340	US$3,299.67
Deng Guan BVI	July 6, 2020	4,599,540	US$2,299.77
PBCY Investment	July 6, 2020	5,999,400	US$2,999.70
EJAM BVI	July 6, 2020	1,999,800	US$999.90
Everlasting Innovation	July 6, 2020	799,920	US$399.96
Etone Investment	July 6, 2020	399,960	US$199.98

Note:	Represents the number of shares after share split.

On July 6, 2020, our shareholders and board of directors approved (i) a forward split of our outstanding Ordinary Shares at a ratio of 20-for-1 share, and (ii) an increase in our authorized shares to 100 million Ordinary Shares. Unless otherwise indicated, all references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the forward split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

On July 6, 2020, we issued 6,599,340 Ordinary Shares to An Rui Tai BVI for a consideration of $3,299.67, 4,599,540 Ordinary Shares to Deng Guan BVI for a consideration of $2,299.77, 5,999,400 Ordinary Shares to PBCY Investment for a consideration of $2,999.70, 1,999,800 Ordinary Shares to EJAM BVI for a consideration of $999.90, 799,920 Ordinary Shares to Everlasting Innovation for a consideration of $399.96, and 399.960 Ordinary Shares to Etone Investment for a consideration of $199.98.

As of the date of this prospectus, our authorized share capital consists of $50,000 divided into 100,000,000 Ordinary Shares, par value $0.0005 per share. Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

1)	Nature of relationships with related parties

Name	Relationship with us
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 9.8% equity interest in Baosheng Group
Pubang Landscape Architecture (HK) Company Limited (‘‘Pubang Hong Kong’’)	Indirectly hold a 25.4% equity interest in Baosheng Group
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group
Horgos Intelligent Media Advertising Co., Ltd. (‘‘Horgos Zhimei’’)	Controlled by EJAM Group
Ms. Wenxiu Zhong	Chairperson of the board of directors, Chief Executive Officer, and indirect equity shareholder of Baosheng Group

2)	Transactions with related parties

	For the six months ended June 30,	For the Years Ended December 31,
	2020	2019	2018
Rental expenses charged by related parties
EJAM Group (a)	$-	$120,284	$489,249

Service fees charged by related parties
Horgos Meitui	$-	$8,530	$-

(a)	On October 1, 2017, we entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of June 30, 2020 and December 31, 2019 and 2018, the balances with related parties were as follows:

	June 30, 2020	December 31, 2019	December 31, 2018
Due to related parties
EJAM Group (a)	$86,253	$89,133	$307,262
Horgos Metui	-	-	2,081
Horgos Zhimei	1,598	-	1,643
Pubang Hongkong (b)	523,830	531,476	363,626
Ms. Wenxiu Zhong	14,595	14,524	6,812
	$626,276	$635,133	$681,424

(a)	As of June 30, 2020 and December 31, 2019 and 2018, the accounts payable balance of $8,456, $10,201 and $8,692 was due for the media services charged by the related party, and the remaining balance of $77,797, $78,932 and $298,570 was daily operating expenses paid by the related party on our behalf.

(b)	During the year ended December 31, 2018, Pubang Hong Kong paid certain third party services and consulting fees of $$363,626 on our behalf, which has been settled subsequently in 2019. As of June 30, 2020 and December 31, 2019, the balance of $523,830 and $531,476 represent the third party services and consulting fees that were paid by Pubang Hong Kong on our behalf in 2019.

4)	Loan from third parties guaranteed by the chairperson of the Company’s board of directors and CEO

On October 21, 2019, Kashi Baosheng entered into a half-year credit facility agreement for a maximum amount of RMB14,000,000 (equivalent to $2,009,185) with Guangzhou Yihui Commercial Factoring Co., Ltd. During the year ended December 31, 2019, Kashi Baosheng withdrew an aggregate of RMB14,000,000 (equivalent to $2,009,185), which was due from April 21 to 28, 2020. RMB6,000,000 (equivalent to $861,079) of the loan bears a fixed interest rate of 9.7% per annum and RMB 8,000,000 (equivalent to $ 1,148,106) of the loan bears a fixed interest rate of 10% per annum. The loan was guaranteed by (i) Beijing Baosheng, (ii) Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and CEO, and (iii) a third party individual, for whose guarantee Ms. Wenxiu Zhong provided counter-guarantee by pledging her indirectly held 5% equity interest in Beijing Baosheng as collateral. As of December 31, 2019, the outstanding balance was RMB14,000,000 (equivalent to $2,009,185), which was fully repaid as of the maturity dates in April 2020.

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB10,000,000 (equivalent to $1,421,686) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdrew RMB10,000,000 (equivalent to $1,421,686), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. by pledging its accounts receivable from one customer of RMB105,000,000 (equivalent to $14,852,115) as collateral. As of June 30, 2020, the outstanding balance was RMB 10,000,000 (equivalent to $1,414,487).

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (2021 Revision) of the Cayman Islands, or the “Cayman Companies Act,” on December 4, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 100,000,000 Ordinary Shares, par value $0.0005 per share. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering (excluding the issuance of any Ordinary Shares upon the exercise of the over-allotment option), assuming no exercise of the Representative’s over-allotment option, there will be 25,400,000 Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by Nasdaq. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about February 10, 2021.

Listing

Our Ordinary Shares were approved to be listed on Nasdaq under the symbol “BAOS”.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of the funds of our Company lawfully available therefor. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date or other longer period as specified in the notice on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares are to be transferred does not exceed four; and

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on prior notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register of members may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and the articles and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-third (1/3)t of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 7 calendar days’ notice of general meetings shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least two-thirds (2/3rd) of the voting rights of all those who have a right to vote in the case of an extraordinary general meeting, and by all the shareholders in the case of an annual general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office until the expiration of his or her term or until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge: (a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders; (b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and (c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association. Please see above.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although our Ordinary Shares have been approved to be listed on Nasdaq, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, assuming no exercise of the Representative’s over-allotment option, we will have 6,000,000 outstanding Ordinary Shares held by public shareholders, representing approximately 22.73% of our Ordinary Shares in issue. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the commencement of the first day of trading, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the commencement of the first day of trading, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●

1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately 264,000 shares immediately after this offering, assuming the Representative does not exercise its over-allotment option; or

●	the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following discussion of material PRC, Cayman Islands, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of People’s Republic of China Taxation, it represents the opinion of Dentons LLP, our PRC counsel. To the extent that the discussion relates to matters of the Cayman Islands taxation, it represents the opinion of Maples & Calder (Hong Kong) LLP.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and last amended on December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are an exempted company with limited liability incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Baosheng Group does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Baosheng Group and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Baosheng Group, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Baosheng Group and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT law provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dentons LLP, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dentons LLP is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, Dentons LLP believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, Beijing Baosheng and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity's global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Baosheng Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 5, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People's Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transportation services, postal services, basic telecommunications, construction, real estate leasing services, sales of real estate, transfer of land use right; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by the SAT and the MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this prospectus, as taxpayers selling services, Beijing Baosheng and its consolidated Affiliated Entities are generally subject to 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this prospectus, when considered as a non-PRC resident investor, which is much more likely to happen than not, Baosheng Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. (See “Risk Factors” and “Taxation.”) Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Beijing Baosheng as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Beijing Baosheng, and as a result, we are treating Beijing Baosheng as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Beijing Baosheng for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Univest Securities, LLC is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Ordinary Shares indicated below:

Underwriter	Number of Ordinary Shares
Univest Securities, LLC	3,000,000
The Benchmark Company, LLC	2,600,000
WestPark Capital, Inc.	400,000
Total	6,000,000

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative’s option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted to the Representative an option, exercisable for 45 days after the closing of this offering, to purchase up to an additional 900,000 Ordinary Shares (an amount equal to 15% of the number of Ordinary Shares sold in the offering) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Representative may exercise this option solely to cover over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $0.20 per Ordinary Share, at the initial public offering price of $5.00 per share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the Underwriter Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to their receipt and acceptance and subject to their right to reject any order in whole or in part.

The underwriting discounts are equal to 7% of the initial public offering price set forth on the cover page of this prospectus.

The following table shows the initial public offering price, underwriting discounts to be paid by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Representative’s option to purchase up to an additional 900,000 Ordinary Shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price(1)	$5.00	$30,000,000	$34,500,000
Underwriter’s discounts(2)	$0.35	$2,100,000	$2,415,000
Proceeds to our company before expenses	$4.65	$27,900,000	$32,085,000

(1)	Initial public offering price per share is $5.00 per share.

(2)	We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering.

We have agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, accountable roadshow expenses, and background checks on our principal shareholders, directors and officers.

We paid an expense deposit of $50,000 to the Representative, upon the execution of the exclusive engagement agreement between us and the Representative, for the Representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have applied to list our Ordinary Shares on Nasdaq under the symbol “BAOS.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter Warrants

In addition, we have agreed to issue warrants to the Representative to purchase a number of Ordinary Shares equal to 6% of the total number of Ordinary Shares sold in this offering (not including any Ordinary Shares sold as a result of the exercise by the Representative of the over-allotment option). Such warrants shall have an exercise price equal to 110% of the offering price of the Ordinary Shares sold in this offering. The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for after 180 days beginning on the commencement of sale of this public offering, and will terminate on the fifth anniversary of the commencement of sale of this public offering, which period shall not extend further than five years from the commencement of sale of the offering in compliance with FINRA Rule 5110(g)(8)(A). The Underwriter Warrants and the underlying Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of our Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement of sale of this public offering. In addition, although the Underwriter Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for registration rights until such date that is the earlier date when all of the Ordinary Shares underlying the Underwriter Warrants have been publicly sold by the Representative or such as time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended, is available for the sale of all of Representative’s Ordinary Shares underlying the Underwriter Warrants without registration. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter Warrants. The piggyback registration right provided will not be greater than seven years from the commencement of sale of this public offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Underwriter Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Representative may be required to make in respect of those liabilities.

Right of First Refusal

We have agreed to grant the underwriters for the 12-month period following the first day of trading of our Ordinary Shares, a right of first refusal to co-manage any public underwriting or private placement of debt or equity securities, merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between the us and the underwriters.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the commencement of the first day of trading, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the commencement of the first day of trading, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

No Sales of Similar Securities

With certain limited exceptions, we have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 6 months from the commencement of our first day of trading. The limited exceptions to this prohibition on the issuance of existing securities include (i) the issuance of the Ordinary Shares in this offering (including upon exercise of the over-allotment option), (ii) the issuance of the Underwriter Warrants and the Ordinary Shares underlying those Underwriter Warrants, (iii) Ordinary Shares issued pursuant to incentive plans described in this prospectus and (iv) Ordinary Shares issued in connection with a bona fide, third-party commercial relationships or acquisition of a majority or controlling position in a third-party (further provided that, in the event of (iv), such issuance shall not exceed (5%) of the total number of outstanding Ordinary Shares immediately following the issuance and sale of the Ordinary Shares in this offering (including upon exercise of the over-allotment option).

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Offers outside of the United States

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$5,491
Nasdaq Listing Fee	$75,500
FINRA Filing Fee	$5,038
Legal Fees and Expenses	$374,000
Accounting Fees and Expenses	$35,000
Printing and Engraving Expenses	$40,000
Industry Research Expenses	$11,500
Investor Relationship Expenses	$28,000
Miscellaneous Expenses	$44,000
Total Expenses	$618,529

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States Federal and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Dentons LLP. Ortoli Rosenstadt LLP is acting as counsel to the Representative.

EXPERTS

The consolidated financial statements for the years ended December 31, 2019 and 2018, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway, Floor 21, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baosheng Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

May 6, 2020, except for Note 15, as to which the date is July 10, 2020

We have served as the Company’s auditor since 2020.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$8,120,622	$1,251,758
Restricted cash	2,896,326	-
Notes receivable	57,406	267,782
Accounts receivable, net of provision for doubtful accounts	54,623,760	59,906,923
Prepayments	5,520,806	2,483,633
Media deposits	8,662,456	10,276,780
Other current assets	2,527,261	2,516,983
Total Current Assets	82,408,637	76,703,859

Property and equipment, net	1,084,331	127,870
Intangible assets, net	778,425	36,555
Right of use assets	422,907	-
Deferred tax assets	107,643	90,446
Other noncurrent assets	-	479,140
Total Assets	$84,801,943	$77,437,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Loan from third parties	$4,305,396	$-
Accounts payable	35,832,633	31,177,828
Advance from advertisers	595,561	8,571,325
Advertiser deposits	6,561,975	8,195,665
Dividends payable	-	3,944,857
Income tax payable	376,263	721,398
Due to related parties	635,133	681,424
Operating lease liabilities, current	391,629	-
Accrued expenses and other liabilities	735,249	1,274,517
Total Current Liabilities	49,433,839	54,567,014

Dividends payable	3,157,290	3,325,121
Operating lease liabilities, noncurrent	26,320	-

Total Liabilities	52,617,449	57,892,135

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0. 0005 per share, 100,000,000 shares authorized; 20,400,000 and 20,000,000 shares issued and outstanding at December 31, 2019 and 2018)*	10,200	10,000
Additional paid-in capital	3,814,665	2,017,134
Statutory reserve	680,874	680,874
Retained earnings	29,016,485	17,841,909
Accumulated other comprehensive loss	(1,337,730)	(1,004,182)
Total Shareholders’ Equity	32,184,494	19,545,735

Total Liabilities and Shareholders’ Equity	$84,801,943	$77,437,870

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018
Revenues	$17,846,900	$16,156,876
Cost of revenues	(1,855,164)	(1,469,927)
Gross profit	15,991,736	14,686,949

Operating Expenses
Selling and marketing expenses	(411,391)	(450,779)
General and administrative expenses	(5,129,987)	(4,547,071)
Total Operating Expenses	(5,541,378)	(4,997,850)

Income from Operations	10,450,358	9,689,099

Interest expense, net	(48,311)	(192,140)
Subsidy income	819,755	189,683
Other expenses, net	(65,754)	(187,690)
Income Before Income Taxes	11,156,048	9,498,952

Income tax benefit (expense)	18,528	(306,042)

Net Income	$11,174,576	$9,192,910

Other Comprehensive Loss
Foreign currency translation adjustment	(333,548)	(1,371,911)
Comprehensive Income	$10,841,028	$7,820,999

Weighted average number of ordinary share outstanding
Basic and Diluted*	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$0.36

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Other Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance as of January 1, 2018	20,000,000	$10,000	$2,017,134	$529,732	$16,070,119	$367,729	$18,994,714
Net income	-	-	-	-	9,192,910	-	9,192,910
Appropriation to statutory reserve	-	-	-	151,142	(151,142)	-	-
Declaration of dividends	-	-	-	-	(7,269,978)	-	(7,269,978)
Foreign currency translation adjustments	-	-	-	-	-	(1,371,911)	(1,371,911)
Balance as of December 31, 2018	20,000,000	$10,000	$2,017,134	$680,874	$17,841,909	$(1,004,182)	$19,545,735
Capital injection from shareholders	400,000	200	1,797,531	-	-	-	1,797,731
Net income	-	-	-	-	11,174,576	-	11,174,576
Foreign currency translation adjustments	-	-	-	-	-	(333,548)	(333,548)
Balance as of December 31, 2019	20,400,000	$10,200	$3,814,665	$680,874	$29,016,485	$(1,337,730)	$32,184,494

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net income	$11,174,576	$9,192,910
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	340,894	36,142
Amortization of right-of-use assets	410,516	-
Provision for doubtful accounts	1,628,516	636,539
Deferred tax benefits	(18,528)	(46,031)
Changes in operating assets and liabilities:
Notes receivable	208,676	(278,358)
Accounts receivable	2,982,760	(29,467,731)
Prepayments	(3,150,578)	(1,062,112)
Media deposits	1,493,687	(4,735,613)
Other current assets	(46,275)	(1,970,304)
Accounts payable	5,093,900	9,262,850
Advance from advertisers	(7,931,953)	7,033,117
Advertiser deposits	(1,540,450)	3,181,764
Income tax payable	(338,653)	149,831
Accrued expenses and other liabilities	(527,212)	741,307
Operating lease liabilities	(415,517)	-
Net Cash Provided by (Used in) Operating Activities	9,364,359	(7,325,689)

Cash Flows from Investing Activities:
Purchases of property and equipment	(691,376)	(635,846)
Purchases of intangible assets	(887,575)	(48,857)
Loan to related parties	(7,438)	-
Net Cash Used in Investing Activities	(1,586,389)	(684,703)

Cash Flows from Financing Activities:
Capital injection from shareholders	1,797,731	1
Proceeds from borrowings from third parties	6,947,661	19,421,731
Repayment of borrowings to third parties	(2,605,373)	(19,421,731)
Proceeds from borrowings from related parties	-	650,823
Repayment of borrowings to related parties	(29,867)	-
Payments of dividends to shareholders	(4,052,802)	-
Net Cash Provided by Financing Activities	2,057,350	650,824

Effect of exchange rate changes on cash and cash equivalents	(70,130)	(194,373)

Net increase (decrease) in cash, cash equivalents and restricted cash	9,765,190	(7,553,941)
Cash, cash equivalents and restricted cash at beginning of year	1,251,758	8,805,699
Cash, cash equivalents and restricted cash at end of year	$11,016,948	$1,251,758

Supplemental Cash Flow Information
Cash paid for interest expense	$28,750	$210,339
Cash paid for income tax	$252,878	$182,939

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$840,892	$-

The accompanying notes are an integral part of the consolidated financial statements

1.	ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019.

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established in October 17, 2014 under the laws of the People’s Republic of China (“China” or “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. ("Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (“reorganization). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

On June 4, 2019, Baosheng Group completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Beijing Baosheng prior to the reorganization. Baosheng Group, Baosheng BVI and Baosheng HK were established as holding companies of Beijing Baosheng and its subsidiaries, and all of these entities are under common control which results in the consolidation of Beijing Baosheng and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, revenue recognition, and other provisions and contingencies.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2019, the Company had restricted cash in bank accounts in the amount of $2,896,326, which were frozen by a local court due to a pending proceeding. The Company expects to close this proceeding within a year, and thus restricted cash is classified as a current asset.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2019 and 2018, the allowances for doubtful accounts accrued for prepayments were $63,086 and nil, respectively.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement are delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts.

The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by medias.

As of December 31, 2019 and 2018, the balances of media deposits were $8,662,456 and $10,276,780, respectively.

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2019 and 2018.

Property and equipment, net

Property and equipment primarily consist of property, leasehold improvement, office equipment and electronic equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of property and equipment as follows:

Property	20 years
Office equipment	5 years
Electronic equipment	3 years
Leasehold improvement	Shorter of useful life or lease term

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and other comprehensive income in other income or expenses.

Intangible assets, net

Purchased intangible assets primarily consist of copyrights and software, which are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as. The useful lives of copyrights and software are 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2019 and 2018.

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of December 31, 2019 and 2018, the balances of advertiser deposits were $6,561,975 and $8,195,665, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach for contracts that were not completed as of December 31, 2017. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers or publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers delivers advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2019 and 2018, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2019 and 2018, respectively.

	For the Years Ended December 31,
	2019	2018
Nature of Revenue:
Rebates and incentives offered by publishers	$15,953,148	$10,166,602
Net fees from advertisers	1,893,752	5,990,274
Total	$17,846,900	$16,156,876

Category of Revenue:
SEM services	$8,432,232	$7,394,490
Non-SEM services	9,414,668	8,762,386
Total	$17,846,900	$16,156,876

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Value added taxes

The Company's PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross billing charged to advertisers, which is reflected as accounts receivable on gross basis in the consolidated balance sheet, is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of costs of purchasing ad inventories and services paid on behalf of advertisers, VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of income and comprehensive income.

Cost of revenues

Cost of revenues related to advertising agency is primarily personnel related costs and business taxes. These costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2018 and 2019. As of December 31, 2019, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remain open for statutory examination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2019 and 2018, the Company had no dilutive stocks.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$” or “$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2019	December 31, 2018
Year-end spot rate	6.9680	6.8776

	For the Years Ended December 31,
	2019	2018
Average rate	6.9088	6.6163

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2019 and 2018, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, notes receivable, accounts receivable, media deposits, other receivables, accounts payables, advertiser deposits, dividend payable, tax payable, other payables and due to related parties, which approximate their fair values because of the short-term nature of these instruments.

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2019 and 2018, $8,120,622 and $1,251,758 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2019, one advertiser accounted for 17.6% of net accounts receivable. As of December 31, 2018, one advertiser accounted for 12.8% of net accounts receivable.

For the year ended December 31, 2019, two publishers accounted for approximately 45.6% and 13.6% of the total revenue, respectively. For the year ended December 31, 2018, one publisher accounted for approximately 45.3% of the total revenue.

As of December 31, 2019, two publishers accounted for 67.6% and 13.0% of the total accounts payable balance, respectively. As of December 31, 2018, three publishers accounted for 45.5%, 10.5%, and 10.2% of the total accounts payable balance, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3.	ACCOUNTS RECEIVABLE, NET OF PROVISION FOR DOUBTFUL ACCOUNTS

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$57,084,540	$60,831,159
Less: provision for doubtful accounts	(2,460,780)	(924,236)
Accounts receivable, net of provision for doubtful accounts	$54, 623,760	$59,906,923

Provisions for doubtful accounts of accounts receivable were $1,561,805 and $630,980 for the years ended December 31, 2019 and 2018, respectively.

Movement of allowance for doubtful accounts was as follows:

	December 31, 2019	December 31, 2018
Balance at beginning of the year	$924,236	$335,275
Charge to expenses	1,561,805	630,980
Foreign exchange gain	(25,261)	(42,019)
Balance at end of the year	$2,460,780	$924,236

4.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2019	December 31, 2018
Recoverable value-added taxes	$2,475,711	$2,412,001
Others	59,887	110,330
Less: provision for doubtful accounts	(8,337)	(5,348)
	$2,527,261	$2,516,983

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2019	December 31, 2018
Property	$785,470	$-
Leasehold improvement	350,191	-
Office equipment	130,957	110,901
Electronic equipment	62,931	62,471
Less: accumulated depreciation	(245,218)	(45,502)
	$1,084,331	$127,870

Depreciation expense was $202,024 and $25,285 for the years ended December 31, 2019 and 2018, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31, 2019	December 31, 2018
Software	$46,391	$47,000
Copyrights	880,034	-
Less: accumulated amortization	(148,000)	(10,445)
	$778,425	$36,555

Amortization expense was $138,870 and $10,857 for the years ended December 31, 2019 and 2018, respectively.

7.	OPERATING LEASE

As of December 31, 2019, the Company leases offices space under two non-cancelable operating leases, with terms of two and three years, respectively. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2019
Rights of use lease assets	$422,907

Operating lease liabilities, current	391,629
Operating lease liabilities, noncurrent	26,320
Total operating lease liabilities	$417,949

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

December 31, 2019
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.10
Weighted average discount rate	4.75%

During the years ended December 31, 2019 and 2018, the Company incurred total operating lease expenses of $596,340 and $706,123, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

2020	$402,072
2021	26,575
Total lease payments	428,647
Less: imputed interest	(10,698)
Present value of lease liabilities	$417,949

8.	LOAN FROM THIRD PARTIES

	December 31, 2019	December 31, 2018
Loan from third parties	$4,305,396	$-

During the year ended December 31, 2018, Beijing Baosheng entered into a series of loan agreements with Shenzhen Qianhaibang Nidai Internet Financial Services Co., Ltd for a total amount of RMB 128,500,000 (equivalent to $18,683,843) as working capital, of which RMB 83,500,000 (equivalent to $12,140,863) bore a fixed interest rate of 10% per annum and was personally guaranteed by Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and the chief executive officer (“CEO”) of the Company. The remaining balance was interest-free. As of December 31, 2018, these loans were fully repaid.

On January 22, 2019, Beijing Baosheng entered into a loan agreement with a third party individual to borrow RMB 10,000,000 (equivalent to $1,435,132) as working capital with a maturity date of March 22, 2019. On March 21, 2019, Horgos Baosheng entered into a loan agreement with a third party individual to borrow RMB 8,000,000 (equivalent to $1,148,106) as working capital with a maturity date of June 20, 2019. Both of these loans bore a fixed interest rate of 4.35% per annum. As of December 31, 2019, these two loans were fully repaid.

On October 21, 2019, Kashi Baosheng entered into a half-year credit facility agreement of maximum RMB 14,000,000 (equivalent to $ 2,009,185) with Guangzhou Yihui Commercial Factoring Co., Ltd. During the year ended December 31, 2019, Kashi Baosheng withdrew an aggregate of RMB 14,000,000 (equivalent to $2,009,185), which was due from April 21 to 28, 2020. RMB 6,000,000 (equivalent to $ 861,079) of the loan bears a fixed interest rate of 9.7% per annum and RMB 8,000,000 (equivalent to $ 1,148,106) of the loan bears a fixed interest rate of 10% per annum. The loan was guaranteed by Beijing Baosheng, Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and CEO, and a third party individual for whom Ms. Wenxiu Zhong provided counter-guarantee with her indirectly held 5% equity interest in Beijing Baosheng pledged as the collateral. As of December 31, 2019, the outstanding balance was RMB 14,000,000 (equivalent to $2,009,185), which was fully repaid as of the maturity dates in April 2020.

On December 24, 2019, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 16,000,000 (equivalent to $2,296,211) as working capital with a maturity date of January 31, 2020, which was subsequently extended to March 31, 2020. The total interest was RMB 50,000 (equivalent to $7,176). As of December 31, 2019, the outstanding balance was RMB 16,000,000 (equivalent to $2,296,211), which was fully repaid as of the maturity date in March 2020.

The weighted average interest rate for short-term bank loans was approximately 7.05% and 7.88% for the years ended December 31, 2019 and 2018, respectively. For the years ended December 31, 2019 and 2018, interest expense related to the above borrowings amounted to $64,996 and $207,458, respectively.

9.	INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng and Kashi Baosheng were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng and Kashi Baosheng are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2020 and December 31, 2022, respectively, for Horgos Baosheng, Kashi Baosheng.

In addition, each of Beijing Baosheng and Horgos Baosheng have a branch in Beijing. The two branches are subject to an EIT of 25%.

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2019	2018
Current income tax expenses	$-	$352,073
Deferred income tax benefits	(18,528)	(46,031)
Income tax expenses	$(18,528)	$306,042

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2019	2018
PRC statutory income tax rate	25%	25%
Impact of different income tax rates in other jurisdictions	0.5%	0.0%
Effect of preferential tax benefits (a)	(33.7)%	(28.6)%
Effect of non-deductible expenses	4.9%	2.7%
Effect of change in valuation allowance	3.1%	4.1%
Effective tax rate	(0.2)%	3.2%

(a)	The Company’s subsidiaries, Horgos Baosheng and Kashi Baosheng are subject to a favorable tax rate of 0%. For the years ended December 31, 2019 and 2018, the tax saving as the result of the favorable tax rate amounted to $3,761,148 and $2,712,084, respectively, and per share effect of the favorable tax rate (after stock split and share reorganization) were $0.19 and $0.14.

Deferred tax assets as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Net operating losses carryforwards	$748,976	$405,669

Allowance for doubtful accounts of accounts receivable	105,560	89,501
Allowance for doubtful accounts of other current assets	2,082	945
Accrued labor cost compensation	15,219	-
Less: allowance on deferred tax assets	(764,194)	(405,669)
	$107,643	$90,446

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. Due to uncertainties surrounding future utilization on the Beijing branch of Horgos Baosheng and Baosheng HK, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses carryforwards of $3,098,239 and labor cost compensation of $60,873. As of December 31, 2019 and 2018, the Company accrued valuation allowance of $764,194 and $405,669 against the deferred tax assets based upon management’s assessment as to their realization.

10.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2019 and 2018, respectively:

	For the Years Ended December 31,
	2019	2018
Net income	$11,174,576	$9,192,910

Weighted average number of ordinary share outstanding (after stock split and share reorganization)
Basic and Diluted	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.55	$0.46

For the years ended December 31, 2019 and 2018, the Company had no dilutive stocks.

11.	EQUITY

Ordinary shares

The Company’s authorized share capital is 5,000,000 ordinary shares, par value $0.01 per share. On December 4, 2018, the Company issued 100 ordinary shares, which issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On May 13, 2019, the Company issued two ordinary shares, par value $0.01 per share, to Etone Investment, in exchange of capital contribution of $1,797,731 (HK$14,000,000).

Cash dividends

On December 31, 2018, the Company’s Board of Directors approved a resolution to declare cash dividends of $7,269,978 (RMB 50,000,000) to its shareholders. During the year ended December 31, 2019, the Company paid dividends of $4,052,802 (RMB 28,000,000). As of December 31, 2019, the Company had dividends payable of $3,157,290 (RMB 22,000,000). The Company does not plan to further pay any dividends out of our unrestricted net assets before or at December 31, 2020. The Company does not intend to pay dividends payable out of the proceeds from this offering. The remaining balance of dividend payable is classified as non-current liability, which will be paid out of the retained earnings balance in the future.

11.	EQUITY(CONTINUED)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Baosheng and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Baosheng and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2019 and 2018, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $680,874.

As of December 31, 2019 and 2018, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets, of approximately $4,505,738 and $2,708,007, respectively.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 9.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (‘‘Pubang Hong Kong’’)	Indirectly hold a 25.4% equity interest in the Company
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group
Horgos Intelligent Media Advertising Co., Ltd. (‘‘Horgos Zhimei’’)	Controlled by EJAM Group
Ms. Wenxiu Zhong	Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Years Ended December 31,
	2019	2018
EJAM Group (a)	$120,284	$489,249

Service fees charged by related parties
Horgos Meitui	$8,530	$-

(a)	On October 1, 2017, the Company entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349,45). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of December 31, 2019 and 2018, the balances with related parties were as follows:

	December 31, 2019	December 31, 2018
EJAM Group (a)	$89,133	$307,262
Horgos Metui	-	2,081
Horgos Zhimei	-	1,643
Pubang Hongkong (b)	531,476	363,626
Ms. Wenxiu Zhong	14,524	6,812
	$635,133	$681,424

(a)	As of December 31, 2019 and 2018, the accounts payable balance of $10,201 and $8,692 was due for the media services charged by EJAM Group , and the remaining balance of $78,932 and $298,570 was daily operating expenses paid by EJAM Group on behalf of the Company.

(b)	During the year ended December 31, 2018, Pubang Hong Kong paid certain third party services and consulting fees of $363,626 on behalf of the Company, which has been settled subsequently in 2019. As of December 31, 2019, the balance of $531,476 represents the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company in 2019.

13.	CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. As confirmed by the PRC counsel, if the court rules in favor of Ms. Chen Chen and grants her all her demands, the Company may be exposed to a maximum amount of RMB47.65 million ($6,838,404) in liabilities. As of the date of this prospectus, this case is still being reviewed. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which the Company is involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 ($60,873). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, the Company will compensate Ms. Chen Chen a total of RMB424,161 ($60,873). The Company had recorded RMB424,161 ($60,873) as a component of accrued expenses and other liabilities related to litigation contingencies as of December 31, 2019, which has been settled on May 28, 2020.

As of December 31, 2019, the Court froze the 100% equity interests in Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng, and the bank accounts of Beijing Baosheng, with a total balance of $2,896,326, which amount was reclassified as restricted cash as of December 31, 2019. Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. The Company expects to have the restricted cash and share equity of Beijing Baosheng to be unfrozen upon (i) the issuance of a final judgment in the Contractual Dispute or (ii) the entry of a settlement agreement between the parties to the Contractual Dispute, whichever is earlier.

14.	SUBSEQUENT EVENTS

In January 2020, the World Health Organization (“WHO”) declared a global public health emergency as the novel coronavirus outbreak; later known as the COVID-19 pandemic, which has continued to spread beyond China. The headquarter of the Company is located in Beijing, China. In compliance with the government health emergency rules in place, the Company temporarily closed all the offices in China and conducted home-based production operations from February 3, 2020 to February 29, 2020. During the first quarter of 2020, the gross billing amount from online game advertisers increased as compared with the same period in 2019, which was offset by a decline in gross billing amount from advertising companies, automobile advertisers and online travelling advertisers. In the meantime, the Company incurred higher media costs, which resulted in a decrease in revenue on a net basis and operating profit during the first quarter of 2020. In the short term, the COVID-19 pandemic has created uncertainties and risks. With resume of work within China, the Company expects the revenues will continue to increase in the long-term. Based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run. The extent to which COVID-19 impacts the Company’s results of operations will depend on future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

On January 2, 2020, Beijing Baosheng established a wholly-owned subsidiary called Baosheng Technology (Horgos) Co., Ltd, which was a limited liability company in the PRC with a registered capital of RMB3,000,000.

On January 20, 2020, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 10,650,000 (equivalent to $1,528,416) as working capital with a maturity date of April 30, 2020. The total interest was RMB 33,290 (equivalent to $4,818). As of March 31, 2020, the loan had been fully repaid in advance.

On February 20, 2020, Horgos Baosheng entered into another loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 35,000,000 (equivalent to $5,022,962) as working capital with a maturity date of May 30, 2020, which was extended to October 31, 2020. The total interest was RMB 109,375 (equivalent to $15,831). On March 26, 2020, the Company repaid a total of RMB 7,000,000 (equivalent to $1,004,592) in advance and the outstanding balance was RMB 28,000,000 (equivalent to $4,018,370).

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB 10,000,000 (equivalent to $1,435,132) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdraw RMB 10,000,000 (equivalent to $1,435,132), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. with accounts receivable from one customer of RMB 105,000,000 (equivalent to $15,068,886) pledged as the collateral.

These consolidated financial statements were approved by management and available for issuance on May 6, 2020, and the Company has evaluated subsequent events through this date.

15.	OTHER SUBSEQUENT EVENTS

On July 6, 2020, the Company’s shareholders and Board of Directors approved: (i) an increase of the authorized ordinary shares from 5,000,000 shares of  a nominal or par value of US$0.01 to 100,000,000 shares of a nominal or par value of US$0.0005, (ii) a 20-for-1 stock split to sub-divide the original 102 shares of issued ordinary shares in the capital of the Company into 2,040 shares of ordinary shares, and (iii) the issuance of an aggregated 20,397,960 shares of ordinary shares, at par value of $0.0005, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 20,397,960 ordinary shares. All the existing shareholders and directors of the Company consider this stock issuance was part of the Company’s reorganization to result in 20,400,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company believes it is appropriate to reflect stock split on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 100,000,000 authorized shares, par value of US$0.0005, of which 20,400,000 and 20,000,000 were issued and outstanding as of December 31, 2019 and 2018.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,233,232	$8,120,622
Restricted cash	3,339,796	2,896,326
Notes receivable	-	57,406
Accounts receivable, net of provision for doubtful accounts	50,928,634	54,623,760
Prepayments	8,108,805	5,520,806
Media deposits	7,049,144	8,662,456
Other current assets	2,987,103	2,527,261
Total Current Assets	77,646,714	82,408,637

Property and equipment, net	925,350	1,084,331
Intangible assets, net	615,045	778,425
Right of use assets	209,147	422,907
Deferred tax assets	-	107,643
Deferred offering cost	361,970	-
Total Assets	$79,758,226	$84,801,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowing	$1,414,487	$-
Accounts payable	22,373,726	35,832,633
Advance from advertisers	1,910,774	595,561
Advertiser deposits	6,976,087	6,561,975
Loan from third parties	3,960,564	4,305,396
Income tax payable	505,761	376,263
Due to related parties	626,276	635,133
Operating lease liabilities, current	204,259	391,629
Accrued expenses and other liabilities	790,146	735,249
Total Current Liabilities	38,762,080	49,433,839

Dividends payable	3,111,872	3,157,290
Operating lease liabilities, noncurrent	-	26,320

Total Liabilities	41,873,952	52,617,449

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0. 0005 per share, 100,000,000 shares authorized; 20,400,000 and 20,400,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)*	10,200	10,200
Additional paid-in capital	3,814,665	3,814,665
Statutory reserve	680,874	680,874
Retained earnings	35,188,597	29,016,485
Accumulated other comprehensive loss	(1,810,062)	(1,337,730)
Total Shareholders’ Equity	37,884,274	32,184,494

Total Liabilities and Shareholders’ Equity	$79,758,226	$84,801,943

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019
Revenues	$9,801,216	$10,963,654
Cost of revenues	(628,663)	(941,896)
Gross profit	9,172,553	10,021,758

Operating Expenses
Selling and marketing expenses	(141,610)	(211,294)
General and administrative expenses	(3,235,360)	(3,067,370)
Total Operating Expenses	(3,376,970)	(3,278,664)

Income from Operations	5,795,583	6,743,094

Interest expense, net	(105,497)	(16,790)
Subsidy income	589,820	39,219
Other expenses, net	(1,159)	(4,427)
Income Before Income Taxes	6,278,747	6,761,096

Income tax benefit (expense)	(106,635)	4,699

Net Income	$6,172,112	$6,765,795

Other Comprehensive Loss
Foreign currency translation adjustment	(472,332)	(58,570)
Comprehensive Income	$5,699,780	$6,707,225

Weighted average number of ordinary share outstanding
Basic and Diluted*	20,400,000	20,106,077

Earnings per share
Basic and Diluted	$0.30	$0.34

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Other Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance as of January 1, 2020	20,400,000	$10,200	$3,814,665	$680,874	$29,016,485	$(1,337,730)	$32,184,494
Net income	-	-	-	-	6,172,112	-	6,172,112
Foreign currency translation adjustments	-	-	-	-	-	(472,332)	(472,332)
Balance as of June 30, 2020	20,400,000	$10,200	$3,814,665	$680,874	$35,188,597	$(1,810,062)	$37,884,274

Balance as of January 1, 2019	20,000,000	$10,000	$2,017,134	$680,874	$17,841,909	$(1,004,182)	$19,545,735
Capital injection from shareholders	400,000	200	1,797,531	-	-	-	1,797,731
Net income	-	-	-	-	6,765,795	-	6,765,795
Foreign currency translation adjustments	-	-	-	-	-	(58,570)	(58,570)
Balance as of June 30, 2019	20,400,000	$10,200	$3,814,665	$680,874	$24,607,704	$(1,062,752)	$28,050,691

* Retrospectively restated for effect of stock split and share reorganization (see Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$6,172,112	$6,765,795
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	297,070	90,726
Amortization of right-of-use assets	208,734	206,560
Provision for doubtful accounts	1,840,092	922,045
Deferred tax expenses (benefits)	106,635	(4,699)
Changes in operating assets and liabilities:
Notes receivable	56,867	212,465
Accounts receivable	1,084,061	12,011,130
Prepayments	(2,680,994)	(8,341,910)
Media deposits	1,496,276	(756,268)
Other current assets	(498,724)	65,672
Accounts payable	(13,009,320)	(4,689,809)
Advance from advertisers	1,330,518	(1,143,240)
Advertiser deposits	511,096	275,289
Income tax payable	135,598	(324,286)
Accrued expenses and other liabilities	65,813	(537,542)
Operating lease liabilities	(208,734)	(211,653)
Net Cash (Used in) Provided by Operating Activities	(3,092,900)	4,540,275

Cash Flows from Investing Activities:
Purchases of property and equipment	-	(281,345)
Net Cash Used in Investing Activities	-	(281,345)

Cash Flows from Financing Activities:
Capital injection from shareholders	-	1,797,731
Proceeds from borrowings from banks	1,421,686	-
Proceeds from borrowings from third parties	6,489,998	2,652,676
Repayment of borrowings to third parties	(6,774,336)	(2,652,676)
Proceeds from borrowings from related parties	-	313,742
Payments of dividends to shareholders	-	(4,126,385)
Payments of offering costs related to initial public offering	(362,212)	-
Net Cash Provided by (Used in) Financing Activities	775,136	(2,014,912)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(126,156)	(10,294)

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,443,920)	2,233,724
Cash, cash equivalents and restricted cash at beginning of period	11,016,948	1,251,758
Cash, cash equivalents and restricted cash at end of period	$8,573,028	$3,485,482

Supplemental Cash Flow Information
Cash paid for interest expense	$113,129	$21,903
Cash paid for income tax	$-	$252,878

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$-	$840,892

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

1.	ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019.

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established in October 17, 2014 under the laws of the People’s Republic of China (“China” or “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. ("Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (“reorganization). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

On June 4, 2019, Baosheng Group completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Beijing Baosheng prior to the reorganization. Baosheng Group, Baosheng BVI and Baosheng HK were established as holding companies of Beijing Baosheng and its subsidiaries, and all of these entities are under common control which results in the consolidation of Beijing Baosheng and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, revenue recognition, and other provisions and contingencies.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of June 30, 2020 and December 31, 2019, the Company had restricted cash in bank accounts in the amount of $3,339,796 and $2,896,326, respectively, which were frozen by a local court due to a pending proceeding. The Company expects to close this proceeding within a year, and thus restricted cash is classified as a current asset.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2020 and December 31, 2019, the allowances for doubtful accounts accrued for prepayments were $nil and $63,086, respectively.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement are delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts.

The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by medias.

As of June 30, 2020 and December 31, 2019, the balances of media deposits were $7,049,144 and $8,662,456, respectively.

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2020 and December 31, 2019.

Property and equipment, net

Property and equipment primarily consist of property, leasehold improvement, office equipment and electronic equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of property and equipment as follows:

Property	20 years
Office equipment	5 years
Electronic equipment	3 years
Leasehold improvement	Shorter of useful life or lease term

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and other comprehensive income in other income or expenses.

Intangible assets, net

Purchased intangible assets primarily consist of copyrights and software, which are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as. The useful lives of copyrights and software are 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended June 30, 2020 and 2019.

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of June 30, 2020 and December 31, 2019, the balances of advertiser deposits were $6,976,087 and $6,561,975, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach for contracts that were not completed as of December 31, 2017. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers or publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers delivers advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the six months ended June 30, 2020 and 2019, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2020 and 2019, respectively.

	For the Six Months Ended June 30,
	2020	2019
Nature of Revenue:
Rebates and incentives offered by publishers	$8,629,572	$10,452,623
Net fees from advertisers	1,171,644	511,031
Total	$9,801,216	$10,963,654

Category of Revenue:
SEM services	$8,405,169	$5,680,690
Non-SEM services	1,396,047	5,282,964
Total	$9,801,216	$10,963,654

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Value added taxes

The Company's PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross billing charged to advertisers, which is reflected as accounts receivable on gross basis in the consolidated balance sheet, is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of costs of purchasing ad inventories and services paid on behalf of advertisers, VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of income and comprehensive income.

Cost of revenues

Cost of revenues related to advertising agency is primarily personnel related costs and business taxes. These costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of June 30, 2020 and December 31, 2019. As of June 30, 2020, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remain open for statutory examination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended June 30, 2020 and 2019, the Company had no dilutive stocks.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$” or “$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2020	December 31, 2019
Year-end spot rate	7.0697	6.9680

	For the Six Months Ended June 30,
	2020	2019
Average rate	7.0339	6.7856

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of June 30, 2020 and December 31, 2019, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, notes receivable, accounts receivable, media deposits, other receivables, accounts payables, advertiser deposits, dividend payable, tax payable, other payables and due to related parties, which approximate their fair values because of the short-term nature of these instruments.

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2020 and December 31, 2019, $5,233,232 and $8,120,622 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of June 30, 2020, two advertisers accounted for 15.6% and 11.4% of accounts receivable, respectively. As of December 31, 2019, one advertiser accounted for 17.6% of accounts receivable.

For the six months ended June 30, 2020, one publisher accounted for approximately 82.9% of the total revenue. For the six months ended June 30, 2019, three publishers accounted for approximately 50.9%, 11.6% and 10.3% of the total revenue, respectively.

As of June 30, 2020, two publishers accounted for 47.5% and 20.5% of the total accounts payable balance, respectively. As of December 31, 2019, two publishers accounted for 67.6% and 13.0% of the total accounts payable balance, respectively.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3.	ACCOUNTS RECEIVABLE, NET OF PROVISION FOR DOUBTFUL ACCOUNTS

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	June 30, 2020	December 31, 2019
Accounts receivable	$55,184,789	$57,084,540
Less: provision for doubtful accounts	(4,256,155)	(2,460,780)
Accounts receivable, net of provision for doubtful accounts	$50,928,634	$54,623,760

Provisions for doubtful accounts of accounts receivable were $1,840,092 and $843,044 for the six months ended June 30, 2020 and 2019, respectively.

Movement of allowance for doubtful accounts was as follows:

	June 30, 2020	December 31, 2019
Balance at beginning of the period	$2,460,780	$924,236
Charge to expenses	1,840,092	1,561,805
Foreign exchange gain	(44,717)	(25,261)
Balance at end of the period	$4,256,155	$2,460,780

4.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30, 2020	December 31, 2019
Recoverable value-added taxes	$2,709,303	$2,475,711
Others	286,017	59,887
Less: provision for doubtful accounts	(8,217)	(8,337)
	$2,987,103	$2,527,261

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2020	December 31, 2019
Property	$774,171	$785,470
Leasehold improvement	345,153	350,191
Office equipment	129,073	130,957
Electronic equipment	62,026	62,931
Less: accumulated depreciation	(385,073)	(245,218)
	$925,350	$1,084,331

Depreciation expense was $144,113 and $82,786 for the six months ended June 30, 2020 and 2019, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2020	December 31, 2019
Software	$45,723	$46,391
Copyrights	867,374	880,034
Less: accumulated amortization	(298,052)	(148,000)
	$615,045	$778,425

Amortization expense was $152,957 and $7,940 for the six months ended June 30, 2020 and 2019, respectively.

7.	OPERATING LEASE

As of June 30, 2020 and December 31, 2019, the Company leases offices space under two non-cancelable operating leases, with terms of two and three years, respectively. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2020	December 31, 2019
Rights of use lease assets	$209,147	$422,907

Operating lease liabilities, current	204,259	391,629
Operating lease liabilities, noncurrent	-	26,320
Total operating lease liabilities	$204,259	$417,949

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Remaining lease term and discount rate
Weighted average remaining lease term (years)	0.60	1.10
Weighted average discount rate	4.75%	4.75%

During the six months ended June 30, 2020 and 2019, the Company incurred total operating lease expenses of $187,170 and $394,276, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2020:

2021	$207,229
Total lease payments	207,229
Less: imputed interest	(2,970)
Present value of lease liabilities	$204,259

8.	BANK BORROWING

	June 30, 2020	December 31, 2019
Bank borrowing	$1,414,487	$-

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB 10,000,000 (equivalent to $1,421,686) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdrew RMB 10,000,000 (equivalent to $1,421,686), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. with accounts receivable from one customer of RMB 105,000,000 (equivalent to $14,852,115) pledged as the collateral. As of June 30, 2020, the outstanding balance was RMB 10,000,000 (equivalent to $1,414,487).

For the six months ended June 30, 2020 and 2019, interest expense arising from the bank borrowing amounted to $15,306 and nil, respectively.

9.	LOAN FROM THIRD PARTIES

	June 30, 2020	December 31, 2019
Loan from third parties	$3,960,564	$4,305,396

On January 22, 2019, Beijing Baosheng entered into a loan agreement with a third party individual to borrow RMB 10,000,000 (equivalent to $1,435,132) as working capital with a maturity date of March 22, 2019. On March 21, 2019, Horgos Baosheng entered into a loan agreement with a third party individual to borrow RMB 8,000,000 (equivalent to $1,148,106) as working capital with a maturity date of June 20, 2019. Both of these loans bore a fixed interest rate of 4.35% per annum. As of December 31, 2019, these two loans were fully repaid.

On October 21, 2019, Kashi Baosheng entered into a half-year credit facility agreement of maximum RMB 14,000,000 (equivalent to $ 2,009,185) with Guangzhou Yihui Commercial Factoring Co., Ltd. During the year ended December 31, 2019, Kashi Baosheng withdrew an aggregate of RMB 14,000,000 (equivalent to $2,009,185), which was due from April 21 to 28, 2020. RMB 6,000,000 (equivalent to $ 861,079) of the loan bears a fixed interest rate of 9.7% per annum and RMB 8,000,000 (equivalent to $ 1,148,106) of the loan bears a fixed interest rate of 10% per annum. The loan was guaranteed by Beijing Baosheng, Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and CEO, and a third party individual for whom Ms. Wenxiu Zhong provided counter-guarantee with her indirectly held 5% equity interest in Beijing Baosheng pledged as the collateral. As of December 31, 2019, the outstanding balance was RMB 14,000,000 (equivalent to $2,009,185), which was fully repaid as of the maturity dates in April 2020.

On December 24, 2019, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 16,000,000 (equivalent to $2,296,211) as working capital with a maturity date of January 31, 2020, which was subsequently extended to March 31, 2020. The total interest was RMB 50,000 (equivalent to $7,108). As of December 31, 2019, the outstanding balance was RMB 16,000,000 (equivalent to $2,296,211), which was fully repaid as of the maturity date in March 2020.

On January 20, 2020, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 10,650,000 (equivalent to $1,514,096) as working capital with a maturity date of April 30, 2020. The total interest was RMB 33,290 (equivalent to $4,733). On March 31, 2020, the loan had been fully repaid in advance.

On February 20, 2020, Horgos Baosheng entered into another loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 35,000,000 (equivalent to $4,975,902) as working capital with a maturity date of May 30, 2020, which was extended to October 31, 2020. The total interest was RMB 109,375 (equivalent to $15,550). On March 26, 2020, the Company repaid a total of RMB 7,000,000 (equivalent to $995,180) in advance and the outstanding balance was RMB 28,000,000 (equivalent to $3,960,564) as of June 30, 2020, which has been settled on September 30, 2020 in advance.

The weighted average interest rate for borrowings from third parties was approximately 4.45% and 4.35% for the six months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020 and 2019, interest expense related to the above borrowings amounted to $97,823 and $21,903, respectively.

10.	INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng and Baosheng Technology were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2020 and December 31, 2022, respectively, for Horgos Baosheng, Kashi Baosheng and Baosheng Technology.

In addition, each of Beijing Baosheng and Horgos Baosheng have a branch in Beijing. The two branches are subject to an EIT of 25%.

Income tax benefit (expense) consist of the following:

	For the Six Months Ended June 30,
	2020	2019
Current income tax expense	$-	$-
Deferred income tax benefit (expense)	(106,635)	4,699
Income tax benefit (expense)	$(106,635)	$4,699

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Six Months Ended June 30,
	2020	2019
PRC statutory income tax rate	25%	25%
Impact of different income tax rates in other jurisdictions	1.2%	0.5%
Effect of preferential tax benefits (a)	(38.1)%	(35.6)%
Effect of non-deductible expenses	12.0%	6.7%
Effect of change in valuation allowance	1.6%	3.3%
Effective tax rate	1.7%	(0.1)%

(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the six months ended June 30, 2020 and 2019, the tax saving as the result of the favorable tax rate amounted to $2,393,979 and $2,407,080, respectively, and per share effect of the favorable tax rate (after stock split and share reorganization) were $0.12 and $0.12.

Deferred tax assets as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Deferred tax assets:
Net operating losses carryforwards	$1,070,792	$748,976

Allowance for doubtful accounts of accounts receivable	206,966	105,560
Allowance for doubtful accounts of other current assets	2,052	2,082
Accrued labor cost compensation	-	15,219
Less: allowance on deferred tax assets	(1,279,810)	(764,194)
	$-	$107,643

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of June 30, 2020, the Company estimates there will not be sufficient future income to realize the deferred tax assets net operating losses carryforwards of $4,407,928, and allowance for doubtful accounts of accounts receivable and other current assets of $836,072, and the Company accrued full valuation allowance of $1,279,810 against the deferred tax assets based upon management’s assessment as to their realization. As of December 31, 2019, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses carryforwards of $3,098,239 and labor cost compensation of $60,873 and the Company accrued valuation allowance of $764,194 against the deferred tax assets based upon management’s assessment as to their realization.

11.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended June 30, 2020 and 2019, respectively:

	For the Six Months Ended June 30,
	2020	2019
Net income	$6,172,112	$6,765,795

Weighted average number of ordinary share outstanding (after stock split and share reorganization)
Basic and Diluted	20,400,000	20,106,077

Earnings per share
Basic and Diluted	$0.30	$0.34

For the six months ended June 30, 2020 and 2019, the Company had no dilutive stocks.

12.	EQUITY

Ordinary shares

The Company’s authorized share capital is 5,000,000 ordinary shares, par value $0.01 per share. On December 4, 2018, the Company issued 100 ordinary shares, which issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On May 13, 2019, the Company issued two ordinary shares, par value $0.01 per share, to Etone Investment, in exchange of capital contribution of $1,797,731 (HK$14,000,000).

Cash dividends

As of June 30, 2020 and December 31, 2019, the Company had dividends payable of $3,111,872(RMB 22,000,000) and $3,157,290 (RMB 22,000,000), respectively. The Company does not plan to further pay any dividends out of our unrestricted net assets before or at June 30, 2021. The Company does not intend to pay dividends payable out of the proceeds from this offering. The remaining balance of dividend payable is classified as non-current liability, which will be paid out of the retained earnings balance in the future.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Baosheng and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Baosheng and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2020 and December 31, 2019, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $680,874.

As of June 30, 2020 and December 31, 2019, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets, of approximately $4,505,739.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 9.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (‘‘Pubang Hong Kong’’)	Indirectly hold a 25.4% equity interest in the Company
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group
Horgos Intelligent Media Advertising Co., Ltd. (‘‘Horgos Zhimei’’)	Controlled by EJAM Group
Ms. Wenxiu Zhong	Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Six Months Ended June 30,
	2020	2019

EJAM Group (a)	$-	$122,057

Service fees charged by related parties
Horgos Meitui	$-	$8,655

(a)	On October 1, 2017, the Company entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of June 30, 2020 and December 31, 2019, the balances due to related parties were as follows:

	June 30, 2020	December 31, 2019
EJAM Group (a)	$86,253	$89,133
Horgos Zhimei	1,598	-
Pubang Hongkong (b)	523,830	531,476
Ms. Wenxiu Zhong	14,595	14,524
	$626,276	$635,133

(a)	As of June 30, 2020 and December 31, 2019, the accounts payable balance of $8,456 and $10,201 was due for the media services charged by EJAM Group , and the remaining balance of $77,797 and $78,932 was daily operating expenses paid by EJAM Group on behalf of the Company.

(b)	As of June 30, 2020 and December 31, 2019, the balance of $523,830 and $531,476 represent the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company in 2019.

14.	CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. As confirmed by the PRC counsel, if the court rules in favor of Ms. Chen Chen and grants her all her demands, the Company may be exposed to a maximum amount of RMB47.65 million ($6,838,404) in liabilities. As of the date of this prospectus, this case is still being reviewed. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which the Company is involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 (approximately $60,000). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, the Company will compensate Ms. Chen Chen a total of RMB424,161 (approximately $60,000). As of December 31, 2019, the Company recorded RMB424,161 (approximately $60,873) as a component of accrued expenses and other liabilities related to litigation contingencies, respectively, which has been settled on May 28, 2020.

As of June 30, 2020 and December 31, 2019, the Court froze the 100% equity interests in Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng, and the bank accounts of Beijing Baosheng with a total balance of $3,339,796 and $2,896,326, respectively. The frozen bank balance was reclassified as restricted cash as of June 30, 2020 and December 31, 2019. Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. The Company expects to have the restricted cash and share equity of Beijing Baosheng to be unfrozen upon (i) the issuance of a final judgment in the Contractual Dispute or (ii) the entry of a settlement agreement between the parties to the Contractual Dispute, whichever is earlier.

15.	SUBSEQUENT EVENTS

On July 6, 2020, the Company’s shareholders and Board of Directors approved: (i) an increase of the authorized ordinary shares from 5,000,000 shares of  a nominal or par value of US$0.01 to 100,000,000 shares of a nominal or par value of US$0.0005, (ii) a 20-for-1 stock split to sub-divide the original 102 shares of issued ordinary shares in the capital of the Company into 2,040 shares of ordinary shares, and (iii) the issuance of an aggregated 20,397,960 shares of ordinary shares, at par value of $0.0005, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 20,397,960 ordinary shares. All the existing shareholders and directors of the Company consider this stock issuance was part of the Company’s reorganization to result in 20,400,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company believes it is appropriate to reflect stock split on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 100,000,000 authorized shares, par value of US$0.0005, of which 20,400,000 and 20,400,000 were issued and outstanding as of June 30, 2020 and December 31, 2019.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on October 20 , 2020, and the Company has evaluated subsequent events through this date.

6,000,000 Ordinary Shares

Baosheng Media Group Holdings Limited

Prospectus dated February 8, 2021

Until March 5, 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.